UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-10869



13002968



SEC MAIL
RECEIVED
PROCESSING
JUN 2 5 2013
WASH. D.C.
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SECTION

UQM TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Colorado (State or other jurisdiction of incorporation or organization)	84-0579156 (I.R.S. Employer Identification No.)
4120 Specialty Place, Longmont, Colorado (Address of principal executive offices)	80504 (Zip Code)

Registrant's telephone number, including area code: (303) 682-4900

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered	
Common Stock	NYSE MKT	Berlin Stock Exchange
	Chicago Stock Exchange	Frankfurt Stock Exchange
	Pacific Stock Exchange	Stuttgart Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every interactive data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

[ ] Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ] Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). (Do not check if a smaller reporting company) Yes [ ] No [X]

The aggregate market value of the registrant's common stock ("Common Stock") held by non-affiliates as of September 30, 2012, based on the closing price of the Common Stock as reported by the NYSE MKT on such date was approximately $41,618,125. As of May 20, 2013, there were 37,028,364 shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Portions of the Proxy Statement for the Annual Meeting of Shareholders to be held August 7, 2013.	Part III

Table of Contents

PART I

ITEM 1. BUSINESS

This Report contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements appear in a number of places in this Report and include statements regarding our plans, beliefs or current expectations; including those plans, beliefs and expectations of our officers and directors with respect to, among other things, future orders to be received from our customers, sales of products from inventory, future financial results, liquidity and the continued growth of the electric-powered vehicle industry. Important Risk Factors that could cause actual results to differ from those contained in the forward-looking statements are listed below in Part I, Item 1A. Risk Factors.

Overview

UQM Technologies, Inc., ("UQM" or the "Company") is a developer and manufacturer of power dense, high efficiency electric motors, generators and power electronic controllers for the automotive, commercial truck, bus, marine and military markets. Our primary focus is incorporating our advanced technology into products for clean vehicles including propulsion systems for electric, hybrid electric, plug-in hybrid electric and fuel cell electric vehicles that are expected to experience rapid growth over the next ten years. We were incorporated in 1967 as a Colorado corporation. Our headquarters and manufacturing facility is located in Longmont, Colorado.

The global automotive market is experiencing substantial change driven by a number of factors including changing consumer preferences, global macro-economic and geo-political developments, the high price of gasoline, increasing competition and additional governmental regulation and incentives. As a result of these factors, particularly carbon dioxide standards in Europe and the Corporate Average Fuel Economy ("CAFE") standards in the United States, automakers are developing and introducing, or planning to introduce, additional vehicle models with increasing levels of electrification, including serial and parallel hybrid-electric vehicles ("HEV"), plug-in hybrid electric vehicles ("PHEV") and all-electric vehicles ("EV") and fuel cell all-electric vehicles ("FCEV"). These vehicles offer improved energy equivalent gas mileage, lower operating and repair costs and reduced or no tailpipe emissions. The California Air Resources Board has also passed rules to require 15.4% of all new vehicles sold in California to be EVs, PHEVs or hydrogen fuel cell powered vehicles by 2025. Currently, there are ten additional states that have or are expected to adopt the zero emission vehicle ("ZEV") portion of these rules and are considering adopting the remainder of this new rule. Further, governments around the globe have launched initiatives to subsidize the cost of developing clean vehicles and the components used by them including motors and generators, batteries, and power management systems. Government incentives have also been adopted to encourage the purchase of HEVs, PHEVs, EVs and FCEVs by consumers in many developed nations around the world, including a $7,500 federal tax credit in the United States and additional tax credits in various states for purchases of qualifying vehicles. Additionally, Europe and China have cash incentives and other incentives such as high occupancy vehicles ("HOV") lane access, preferred parking, licensing, etc. The International Energy Agency has forecast that nearly 20 million EVs and PHEVs will be on the road worldwide by 2020 based on announced electric vehicle country goals.

We make propulsion system products, generators and related auxiliary components for EVs HEVs, PHEVs and FCEVs. We market our products in many segments of the transportation sector including passenger vehicles and light trucks, commercial trucks and buses, off-road vehicles including agricultural and construction equipment, boats and military vehicles. We believe our proprietary permanent magnet propulsion motor and motor control technology delivers exceptional performance at a highly competitive cost. Our principal products include propulsion motors and generators with power ratings from 25 kilowatts to 220 kilowatts, auxiliary motors and electronic controls and DC-to-DC converters. The principal attributes that we believe differentiate our proprietary products are compact size, high torque delivery, high power density (the ratio of power output to weight) and high energy efficiency.

We believe we are well-positioned to participate in the expanding worldwide market for clean vehicles. In addition to our portfolio of high performance products, we have taken a number of steps over the last several years to position the Company to meet the needs of our automotive customers, including: 1) adding senior executives from leading automobile and Tier 1 suppliers to the automobile industry; 2) adding additional technical and manufacturing resources and capability; 3) designing, installing and qualifying volume production lines for our motors and generators and their related electronic controllers; 4) establishing a global sourcing capability; 5) enhancing our logistics, production and administrative processes to support higher volumes of manufacturing operations; 6) relocating our headquarters and manufacturing operations into a 129,304 square foot, world-class facility with 15 adjacent acres for future expansion; 7) launching the next generation of our products which are expected to have improved performance and efficiency, a smaller package size and a lower production cost, and 8) pursuing the more rigorous TS 16949 quality certification.

Our electric propulsion systems are powering a large fleet of all-electric Audi A1 e-tron development vehicles, dozens of which are being tested on the streets of Munich, Germany. Audi has logged over 50,000 kilometers in its first phase of testing with the A1 e-tron extended-range electric vehicles and has expanded testing of the vehicle in the NPE (National Platform of Electrification) in Germany in 2013. In addition to these programs, we are supplying our electric propulsion systems and generators to other international automakers and entrepreneurial automobile developers as part of their HEV, PHEV, EV and FCEV vehicle development programs.

We also supply electric propulsion systems to Proterra, Inc., a developer and manufacturer of all-electric composite transit buses and Boulder EV, a developer and manufacturer of all-electric delivery trucks and work utility vehicles under multi-year supply agreements. We also supply electric propulsion systems to Electric Vehicles International ("EVI") a developer and manufacturer of all-electric medium-duty delivery trucks and Hino, a subsidiary of Toyota Motor Corporation, for their all-electric city bus featuring its Poncho low floor bus platform. Proterra has completed durability testing of its vehicles at Altoona which simulate 500,000 miles and 12 years of operation. Completion of Altoona testing is required by many municipalities who purchase buses. Boulder EV is supplying delivery vans to FedEx and other customers. EVI is currently completing a build of 100 all-electric delivery vans for UPS and delivery trucks for Frito Lay powered by UQM® electric propulsion systems. EVI is also participating in an initiative to deploy 500 fully electric return-to-base delivery trucks under an executive order issued by California Governor Brown directed towards achieving widespread deployment of electric vehicles throughout California. Hino expects to put more buses in service this year as new routes are established in cooperation with Japan's Ministry of Land, Infrastructure, Transport and Tourism.

We have signed a Memorandum of Understanding with a major Chinese company for the development and marketing of UQM® electric propulsion systems for new energy vehicles ("NEVs") in China. This agreement expands the global reach of UQM, and represents the initial step in our strategy to penetrate the Chinese market with our leading electric propulsion products. Under the agreement, UQM and its China-based partner will work collaboratively to introduce UQM products into the Chinese market for use in NEVs. The China State Council published its New Energy Vehicles plan in July, 2012, setting a goal of 500,000 energy-efficient and clean vehicles on the road in China by 2015, and five million vehicles by 2020. We are also in discussions with several other potential Chinese partners to supply our products for both all-electric and hybrid-electric vehicles.

We have recently begun to deploy an array of our PowerPhase® systems to the marine market in collaboration with ReGen Nautics, a Florida based developer of electric and hybrid marine solutions to boat manufacturers. ReGen Nautics use of our propulsion technology has allowed our systems to reach a wide marine audience, with international involvement. ReGen Nautics has three outboard motors, the E100, E180 and E300 along with several combinations of full electric and hybrid inboard combinations utilizing both the PowerPhase Pro and the PowerPhase HD propulsion systems.

In 2010, we entered into a ten year Supply Agreement with CODA Automotive ("CODA") to supply UQM PowerPhase Pro® 100 kW electric propulsion systems for CODA's all-electric four-door sedan. Shortly after our production launch in 2011, CODA experienced delays in the commercial launch of their vehicle and subsequently ceased production operations due to funding constraints. As a result of substantial uncertainty regarding CODA's ability to honor their obligations to us under the Supply Agreement, during the third quarter of fiscal year 2013, we recorded an allowance for doubtful accounts for all trade accounts receivable from CODA and booked a charge to earnings of $3.8 million. On May 1, 2013, CODA filed for reorganization under the U.S. Bankruptcy Code. We will file claims against the CODA Bankruptcy Estate, however we expect to ultimately recover only a small percentage of the amount claimed. During the fourth quarter of fiscal year 2013, we recorded an additional charge of $1.1 million representing our estimated cost of settling outstanding purchase obligations arising from the CODA program. The settlement of any such obligations is subject to future negotiation and the timing and amount of any such payments to such suppliers is not currently determinable, although we expect to settle these potential obligations within a one year period. As of March 31, 2013, we believe we have recorded all impairments and liabilities that have or could arise as a result of the CODA Bankruptcy.

We have been awarded a $45.1 million grant (the "Grant") from the U.S. Department of Energy ("DOE") under the American Recovery and Reinvestment Act ("ARRA"). The period of the Grant is through January 12, 2015. The objective of the Grant is to accelerate the commercialization of products and the installation of manufacturing infrastructure necessary for the deployment of electric vehicles, batteries and components in the United States. Capital expenditures for facilities, tooling and manufacturing equipment and the qualification and testing of products associated with the launch of volume production qualify for 50 percent reimbursement under the DOE program. Our ability to utilize funding from this Grant has allowed us to accelerate the production qualification of our product portfolio and install volume production lines and other infrastructure, providing us with an advantage over other motor manufactures and competitors who do not have access to such funds. Through March 31, 2013, we have qualified for reimbursements under the DOE Grant of $21.2 million, of which $19.6 million has been received.

We derive our revenue from two principal sources: 1) the manufacture and sale of products engineered by us; and 2) funded contract research and development services performed for strategic partners, customers and the U.S. government directed toward either the advancement of our proprietary technology portfolio or the application of our proprietary technology to customers' products. For the fiscal year ended March 31, 2013, total revenue declined 29 percent to $7,178,709, principally due to reductions in revenue from CODA. Total revenue, after excluding CODA revenue, increased by 20 percent over the comparable prior year revenue. Net loss for the fiscal year increased to $10,688,312, or $0.29 per common share, from $4,928,520, or $0.14 per common share last fiscal year, and includes CODA related impairment charges of $4,883,860, or $0.13 per common share.

Electrification of Vehicles

Potentially large markets are developing as a result of the electrification of a wide-range of vehicle platforms. Increased electrification is being pursued for a variety of application specific reasons, including: 1) changing consumer preferences; 2) global macro-economic and geo-political developments; 3) the high price of gasoline; 4) increasing competition; and 5) additional governmental regulation and incentives. Of these reasons, additional governmental regulations and incentives has emerged as a significant factor in the development and potential rate of growth of the emerging vehicle electrification markets and is being reinforced by rising crude oil prices and higher gasoline and diesel prices. We expect this trend toward higher fuel prices to continue for the foreseeable future, driven by tight supply levels, geopolitical turmoil in key oil producing countries and expected future increases in world demand, driven principally by escalating consumption of fossil fuels by developing countries such as China and India. The U.S. government has adopted new regulations extending fuel economy standards to medium- and heavy-duty trucks for the first time beginning with model year 2014. CAFE standards will increase the average fuel economy of each manufacturer's passenger car and light truck model offerings to 35.5 miles per gallon by 2016 and 54.5 miles per gallon by 2025. The California Air Resources Board has also passed rules to require 15.4% of all new vehicles sold in California to be EVs, PHEVs or hydrogen fuel cell powered vehicles by 2025. Currently, there are ten additional states that have or are expected to adopt the ZEV portion of these rules and are considering adopting the remainder of this new rule.

Other recent U.S. Government legislation provides incentives for the production and sale of environmentally friendly vehicles, including the Advanced Technology Vehicles Manufacturing Incentive Program and the American Recovery and Reinvestment Act of 2010. A partial listing of some of the more notable provisions of this legislation includes:

- Federal and state tax credits for the purchase of environmentally friendly vehicles;
- Low cost loans to manufacturers and component suppliers to purchase infrastructure and develop manufacturing capacity for clean vehicles and components used in these vehicles;
- Funding for government agencies to acquire environmentally friendly vehicles;
- Grants for the development of clean vehicles and clean vehicle component technology; and
- Grants for the development of a "smart" electric grid.

The U.S. Government has a policy goal of one million electric vehicles on the road by 2015 and President Obama has announced a directive to government agencies to ensure that by 2015, all new vehicles they purchase are alternative-fuel vehicles, including hybrid and electric vehicles. The Federal government operates more than 600,000 fleet vehicles.

There are similar programs in other countries around the world. For example, Germany has a goal of one million electric vehicles by 2020 and five million by 2030. China has announced a goal of 500,000 new energy vehicles by

2015 and five million by 2020 and has supported this objective by allocating $100 billion Yuan (approximately $15 billion USD) over ten years for investment in core technologies related to all-electric and hybrid electric vehicles.

Numerous studies have been conducted over the last several years indicating the potential for electric vehicles to capture significant market share over the next five to ten years. Table 1 summarizes the forecasts of these studies:

Table 1: Electrification Forecast Unit Sales (thousands)					
Forecast	Geography	Forecast Year	PHEV	EV	Combined
Pike Research	United States	2015	200	60	260
Deloitte Consulting	United States	2015 2020			up to 50-80 up to 300-800
BCG	North America	2020	up to 1,350	up to 1,350	2,700
JD Power and Associates	Worldwide and United States	2020		World: 1,300 US: 100	
McKinsey & Company	Worldwide	2020 2030	up to 4,500 up to 22,000	up to 1,500 up to 7,000	up to 6,000 up to 29,000

Source: UCLA Luskin School of Public Affairs, May 2011

We believe that the trend toward increasing electrification of vehicles will continue at an accelerated pace providing a substantial opportunity for the broad commercial application of our products.

Technology

Our technology base includes a number of proprietary technologies and patents related to brushless permanent magnet motors, generators and power electronic controllers, together with software code to intelligently manage the operation of our systems.

The operating characteristics of electric motors for vehicle propulsion are different from those of more conventional industrial motors. Propulsion motors ideally deliver high levels of torque efficiently at variable rotational speeds and possess the ability to transition from high torque to high speed over a relatively constant power curve allowing, in some cases, the elimination of conventional transmissions. Our proprietary propulsion systems have been specifically developed for these applications and deliver exceptional torque and high rotational speeds in a compact, energy efficient machine.

The typical architecture of a UQM® electric machine (motor/generator) consists of a stator winding employing a high pole count configuration, which allows for high copper utilization (minimizing energy loss and cost), and a rotor that contains powerful rare earth permanent magnets. Commutation of the machine is accomplished electronically by sensing the position of the rotor in relation to the stator and intelligently pulsing electrical energy into the stator such that the electric field generated by the stator interacts with the magnetic field of the rotor, producing rotational motion (motor operation). Conversely, the application of rotational motion by an external force results in the generation of electrical power (generator operation). UQM® machines can be operated in either a forward or reverse direction of rotation and either in motor or generator mode and can dynamically change from one mode of operation to another in millisecond response time. The design features inherent to the electric machine contribute to lower usage of copper, iron and other materials generally (due to smaller package dimensions), reducing manufacturing costs compared to conventional machines of similar power. UQM® machines have high operating efficiencies, high power density (high power output to weight ratio) and generally have smaller external dimensions and weight for a given power output, improving packaging. These attributes have allowed us to price our advanced motors and controls competitively with lesser performing conventional motors and controls, which we believe will accelerate the rate of commercialization of our technology.

Rare-earth magnet pricing has been volatile over the last three years, peaking in late 2011 before retreating substantially in 2012 and 2013. There are many factors that contribute to this volatility, and as a result of future pricing uncertainty, UQM is pursuing an advanced motor technology that eliminates rare-earth elements. The technology incorporates permanent magnets of an alternate chemistry, arranged in a unique way that maintains the high efficiency and performance benefits associated with the Company's products. A patent application has been submitted to protect this innovation. UQM was also selected and awarded $3 million by the DOE in a competitive solicitation to pursue this technology. This award was announced in August 2011 and is a multi-year technology development program.

Attributes of our microprocessor-based digital power electronic controllers include high power operation (up to 600 amps and 700 volts), four-quadrant control (forward/reverse and motoring/generating), reduced switching losses relative to conventional technology, adaptive switch timing control and controller area network ("CAN") capability. As a result, UQM® controllers have high operating efficiencies, high power density (high power output to weight ratio) and generally have smaller external dimensions and weight for a given power output, improving packaging.

The UQM® embedded digital signal processor ("DSP") software is the intelligence that coordinates the interaction between the motor/generator and controller, as well as interfacing with a vehicle controller. Software control algorithms are an important part of our intellectual property portfolio. One aspect of the software is a patented method of control referred to as Phase Timing Advancement that enables UQM® motors to deliver both high output torque at low operating speeds and high power at increasing operating speeds. We have extended the capability of Phase Advance Control by using Adaptive Control techniques. These proprietary software algorithms alter the switching strategy as a function of DC voltage, operating speed, output power and temperature to optimize system performance under dynamically changing conditions. The result is maximized output and efficiency that decreases fuel consumption in hybrid electric vehicles and increases the range of battery electric vehicles. Our software also optimizes the output per unit of voltage and current, maximizing the utilization of the onboard stored energy and other electrical devices by extracting power from substantially the entire electrical cycle of the motor/generator. The development and application of these proprietary control algorithms have allowed us to continue increasing the power output and efficiency of our systems. In addition, our controllers have user configurable functionality and increased data transmission speeds and response times, improving vehicle capability. Included in this functionality is the ability to switch between torque and speed control dynamically, which is especially useful for parallel hybrids and generator applications of our technology.

Desired propulsion attributes for automotive consist of high torque to launch the vehicle from a standing-stop, with a subsequent transition to high power as the vehicle is accelerated to highway speeds. In the majority of conventional internal combustion engine powered vehicles, the transition from high torque to high power is accomplished through multiple gear changes performed by a mechanical transmission. UQM® systems, incorporating proprietary DSP software technology, are suited as propulsion drives in HEVs, PHEVs and EVs due to their ability to power a vehicle from a standing-stop to highway speeds with reduced or no mechanical gear changes, thereby reducing or eliminating the size, weight, complexity and cost of multi-speed mechanical transmissions.

The ability to provide both high torque and high top speed creates additional advantages in military vehicles. High torque at low speed translates into obstacle and grade climbing capability that is more challenging in an off-road environment, while high speed enables pursuit, dash and evasive maneuvers as well as convoy transport. Conventional propulsion systems meet the high torque and high road speed requirements by using a transmission and additional gearing beyond that used for commercial vehicles.

We have also developed auxiliary electronic products that perform other functions on HEVs, PHEVs and EVs. We currently manufacture proprietary DC-to-DC converters that reduce the voltage level of a 250 volt to 450 volt vehicle battery pack to 12 or 24 volts powering lower voltage devices onboard these vehicles.

We have two U.S. patent applications pending related to new technology: one that covers rotor technology for a permanent magnet electric machine and another that covers a brushless permanent magnet machine construction using low coercivity (non-rare-earth) magnets. We are also performing research and development to continually improve the functionality of the microprocessor software we use to intelligently control our motor/controller system.

The majority of our research and development activities are the result of projects contracted with and funded by customers, for which we typically retain intellectual property rights in the resulting technology developed. Customer funded development activities are recorded in our financial statements as contract services revenue and the associated development costs are shown as costs of contract services. Internally-funded research and development expenditures are charged to research and development expense when incurred.

In recent years, we have focused our development activities on the product validation of commercial products and production engineering activities to lower the cost of manufacture, as well as enhance the performance and capability of our systems, as opposed to basic research in the field. We believe our future growth is dependent, in part, on the continued advancement of our technology portfolio and our ability to commercialize our technology in additional product applications and markets, driven by customer and market demand. Accordingly, we expect to selectively invest in internally funded development projects to accomplish these objectives.

Markets for our Products

We believe that our technology and products are well-suited for application in a wide-range of vehicles as the trend toward electrification continues to gain momentum. In this regard, we have focused our attention on several markets where we believe we can most effectively compete and which we expect will have higher than average rates of growth and expansion. A brief description of each of these markets follows:

Passenger automobiles and light trucks - In past years, more than 50 million passenger automobiles and light trucks were sold worldwide of which 11 to 17 million units were sold annually in the United States. Over the last several years, a market has developed for automobiles that are powered by hybrid electric powertrains. These vehicles have good performance and provide above average fuel economy compared to conventional automobiles. In addition, several automakers have introduced all-electric passenger vehicles including Nissan, Ford, Mitsubishi, GM Fiat, Honda and Tesla.

We are also supplying UQM® electric propulsion systems to Audi for their test fleet of A-1 e-tron all-electric passenger cars, which are currently under test in locations across Europe.

In addition to established automakers, there are a variety of small entrepreneurial companies that are developing and have introduced or intend to introduce all-electric, hybrid-electric or plug-in hybrid-electric cars. Most visible of these is Tesla, which introduced an all-electric sports car and an all-electric passenger car. Although many of these entrepreneurial companies lack substantial financial resources of established automobile manufacturers and/or significant automobile industry experience, they are pursuing a variety of strategies to introduce these types of automobiles into either niche markets, such as for fleet users or high-end luxury sports car buyers, or the consumer vehicle market generally. Should any of these companies be successful in commercializing their product offerings, it could cause the growth rate of this market to accelerate. These companies are generally using electric or hybrid electric powertrains that they have developed themselves or have been developed by other entrepreneurial companies.

Trucks, Buses and Recreational Vehicles - In 2012, according to ACT research an estimated 425,000 medium and heavy-duty on-road trucks were sold in the United States. The market for these vehicles is characterized by a large number of suppliers, a wide-range of vehicle designs and configurations, diverse power and performance levels and relatively low production volumes for each model. As a result, the typical truck, bus and other medium and heavy-duty vehicle manufacturer have traditionally outsourced many of these components and will likely continue to do so for the components necessary to electrify their vehicles. Accordingly, we expect these manufacturers to purchase products from suppliers who have developed technologically advanced electric motors, generators and power electronic energy management controls that can be applied to their vehicles. Recently, a subsector of this market has begun to develop for medium-duty delivery trucks that operate on a well-defined route where average daily mileage requirements have little variability. In this subsector, truck manufacturers are beginning to offer delivery trucks with custom designed battery capacity, whereby the delivery vehicle has only the battery content onboard that is necessary to achieve its route mileage plus a small increment of additional energy for contingencies. For these trucks, the optimized amount of energy stored in batteries reduces the cost of the batteries onboard an all-electric truck to a point where the vehicle is nearly competitively priced, on a life-cycle cost basis, with a conventional internal combustion powered delivery truck of the same size. We believe this pricing parity will accelerate the growth of this subsector in the near term. We are supplying electric propulsion systems to Electric Vehicles International, who has developed an all-electric medium-duty delivery truck. EVI recently announced an order for 100 delivery trucks for UPS and an order from Frito Lay for delivery trucks powered by UQM® electric propulsion systems. EVI has launched an initiative to deploy 500 fully electric return-to-base delivery trucks over the next two years to help implement California's Governor Brown's executive order to achieve widespread deployment of electric vehicles throughout California. We are also supplying electric propulsion systems to Boulder EV under a three-year supply agreement, who has developed an all-electric delivery truck. Boulder EV has announced a program to provide test fleet vehicles to FedEx. We expect the medium and heavy-duty hybrid electric truck market to grow at an accelerating rate as potential customers for these vehicles gain a greater understanding of their operational, environmental and economic advantages.

We are currently supplying an automotive qualified DC-to-DC converter to Eaton Corporation which is used onboard medium and heavy-duty hybrid trucks sold by Freightliner, International and Paccar, and we offer for sale a DC-to-AC inverter to meet the growing onboard and export power requirements of hybrid trucks.

Several truck manufacturers are also considering other electrically-based products that either enhance the utility of their vehicles, such as the ability to generate large amounts of exportable electric power, or that may be necessary to meet regulatory mandates, such as diesel engine emission standards and restrictions on emissions arising from diesel engine idling. We intend to continue to aggressively pursue the commercialization of our products for these and other applications in the market for electric and hybrid trucks as it emerges over the next several years.

We are also supplying propulsion systems for electric buses being developed and produced by Proterra under a three-year supply agreement. The 37-foot Proterra composite body bus is being developed in both an all-electric battery and plug-in hybrid configuration. Proterra recently announced that they increased their production capacity to 400 buses per year at their 200,000 square foot bus manufacturing facility in Greenville, South Carolina. Proterra also recently completed the rigorous Altoona vehicle durability and full-life testing program required to sell buses to many municipal transit operators. We also are providing electric propulsion systems for Hino's electric city-bus, featuring their 'Poncho' low floor bus platform currently in service at the Hamura City and Tokyo Sky Tree tourist locations in Japan. Hino expects to put more buses in service this year as new routes are established in cooperation with Japan's Ministry of Land, Infrastructure, Transport and Tourism. Hino Bus is a subsidiary of Toyota Motor Corporation.

We are also executing a strategy to enter the bus market in China with a China-based partner. The market for electric buses in China is expected to grow substantially over the next several years, primarily driven by incentives from the Chinese government. New reports indicate that China is now the world's largest producer of vehicles and that its medium- and heavy-duty vehicle market is expected to be a key area of deployment activity for New Energy Vehicles. Commercial vehicles, such as truck and buses, represent a much larger portion of the overall vehicle population in China than they do in the U.S. and the number of buses is expected to grow rapidly. China currently has an aggressive 25 city demonstration program for NEVs, including electric and hybrid medium and heavy-duty vehicles. The Chinese government has recently expressed greater openness to foreign collaboration on NEV technologies to help it meet its deployment goals which presents an opportunity for us to enter this potentially high growth market. We are also in discussions with several other potential Chinese partners to supply our products for both all-electric and hybrid-electric vehicles.

Off-road vehicles – We have also developed electric power products for the aircraft and aerospace market and the boat and marine market. In the boat market, we have developed generators for onboard power production in hybrid-electric boats as well as electric propulsion systems. The marine market is forecasted to be a growing segment of electrified vehicles. During the year we saw increased activity and interest within the marine segment. Regen Nautics has three UQM based outboard motors, the E100, E180 and E300 along with several combinations of full electric and hybrid inboard combinations utilizing both the PowerPhase Pro and PowerPhase HD propulsion systems. They have prominently displayed our product at several International Boat shows including Dusseldorf, Monaco and Miami, and in a variety of boats including the all-electric Mylne Bolt 18 yacht tender, the Bruce Runabout all-electric motorboat, the Goldfish 23 e-Fusion, Alibi Catamarans, Rhea Marine, Bering Yachts and Grand Banks.

Military vehicles - The U.S. military purchases a wide-range of ground vehicles each year, including combat vehicles such as tanks, self-propelled artillery and armored personnel carriers, as well as a variety of light, medium and heavy-duty trucks for convoy and supply operations and for the transport of fuel used on the battlefield. The military is particularly interested in the electrification of vehicles because the attributes that these vehicles possess offer exceptional potential for the military to achieve its long-term objectives of developing a highly mobile, lethal fighting force. Fuel economy improvements in military vehicles transfer into substantial savings in support infrastructure and transportation costs associated with transporting fuel to the battlefield, which is typically thousands of miles from the United States. For example, if fuel economy improvements of 25 percent are achieved in the average truck, a corresponding amount of fuel does not have to be transported and therefore a corresponding number of airplanes or tankers are not required in the transportation process. Also, the availability of onboard electrical power on military vehicles opens up new opportunities for the development of sophisticated surveillance, detection and battlefield monitoring equipment and for laser, microwave and electrical pulse weapon systems. It is estimated that the military purchases approximately 8,000 trucks per year and greater numbers during periods of armed conflict. As is the case with large off-road equipment, these vehicles are produced in relatively lower volumes, operate at higher power levels, have substantial technical complexity and therefore substantially higher product content and dollar value per vehicle. We have, over the last several years, been working with a number of military contractors and vehicle makers including DRS Technologies, AM General, BAE Systems, Boeing, General Dynamics and others, on prototype hybrid electric vehicles, high export power generators, electric auxiliaries and DC-to-DC converters. Although this market has not yet emerged, we believe that it may begin to soon, driven by the availability of hybrid electric components in the commercial truck market that operate at similar power levels as those required by many military vehicles.

Marketing Channels and Sales

Based on the global aspect of the electrification market, we believe that opportunities exist on a global basis and we have developed a strategy to address markets in all regions. These regions include North America, Asia Pacific, Europe, and the Middle East. We believe each region has opportunities that lie within the markets that we have identified as areas of strategic growth for our company.

We have several sales channels where the markets differ based on the complexity of the product. These channels consist of:

- Direct Sales to Original Equipment Manufacturers ("OEM"). In this environment, the account team works directly with designers and manufacturers of particular applications within the Automotive, Industrial and Commercial Truck and Bus marketplace to supply off-the-shelf as well as custom designed solutions to customers.
- Tier 1 channels, where the account team engages suppliers of OEMs. In this environment, we provide sub-systems to the Tier 1 suppliers from a Tier 2 position. Our technology is integrated and validated as a system and provided to the OEM as part of the Tier 1 solution.
- Vehicle Integrators - This marketing channel is characterized by the development of a relationship with companies that perform vehicle development activities for automobile companies worldwide. Many of these companies have substantial autonomy to source vehicle components at the earliest stages of a vehicle development program. As a result of our multi-year relationships supplying many of these companies with our products, we have been able to develop and foster within their organizations a confidence in the performance characteristics, ease of application and durability of our products that has led to additional early stage placements of our products in automakers vehicle development programs.
- Conferences and Symposiums also provide marketing channels for additional product offerings.

U.S. Department of Energy Stimulus Grant

We have been awarded a $45.1 million Grant from the DOE under the American Recovery and Reinvestment Act. The Grant provides funds to facilitate the manufacture and deployment of electric drive vehicles, batteries and electric drive vehicle components in the United States. Pursuant to the terms of our Grant Agreement, the DOE will reimburse 50 percent of qualifying costs incurred for the purchase of facilities, tooling and manufacturing equipment, and for engineering expenditures related to product qualification and testing of our electric propulsion systems and other products. The period of the Grant is through January 12, 2015.

The $45.1 million size of the Grant is based on the estimated cost of a project to implement high volume manufacturing operations provided in our application to the DOE under the Electric Drive Vehicle Battery and Component Manufacturing Initiative. Funding for qualifying project costs is currently limited to $32 million until July 12, 2013, at which time we are required to provide the DOE with an updated total estimated cost of the project along with evidence of firm commitments for our 50 percent share of the total estimated cost of the project in excess of our currently accepted cost share match of $32 million. If an extension or modification of this requirement has not occurred or all such funds have not been secured, we must submit, by such date, a funding plan to obtain the remainder of such funds, which is acceptable to the DOE, or the award may be terminated.

The Grant is also subject to our compliance with certain reporting requirements. As specified in the American Recovery and Reinvestment Act, we are required to use the Grant funds in a manner that maximizes job creation and economic benefits. The American Recovery and Reinvestment Act and the Grant Agreement impose minimum construction wages and labor standards for projects funded by the Grant and some sourcing restrictions.

If we dispose of assets acquired using Grant funding, we may be required to reimburse the DOE upon such sale date if the fair value of the asset on the date of disposition exceeds $5,000. The amount of any such reimbursement shall be equal to 50 percent of the fair value of the asset on the date of disposition.

While we have exclusive patent ownership rights for any technology developed with Grant funds, we are required to grant the DOE a non-exclusive, non-transferable, paid-up license to use such technology.

The Grant has numerous benefits to the Company and its shareholders including: 1) substantially reducing our cost of capital; 2) substantially mitigating the financial risk of production qualification of our products and acquiring the facilities and equipment necessary to support volume production of our products; 3) substantially reducing our product qualification and testing costs; and 4) improving product margins on products manufactured on equipment subsidized by the Grant.

Through March 31, 2013, we have qualified for reimbursements under the DOE Grant of $21.2 million, of which $19.6 has been received. Of the amount received, $9.1 million was for capital assets and $10.5 million was reimbursements of product qualification and testing costs. We had an amount receivable from the DOE at March 31, 2013 of $1.6 million.

The application of Grant funds to eligible capital asset purchases under the Grant as of March 31, 2013 is as follows:

		Purchase Cost	Grant Funding	Recorded Value
Land	$	896,388	448,194	448,194
Building		9,906,736	4,953,368	4,953,368
Machinery and equipment		7,581,408	3,790,704	3,790,704
	$	18,384,532	9,192,266	9,192,266

Manufacturing

It is our primary objective to become a major manufacturer of electric motor, generator and other power electronic products that incorporate our proprietary technology and to supply these products to electric, hybrid electric and fuel cell electric vehicle manufacturers and/or their Tier 1 suppliers. To this end, in December 2009, we acquired a 129,304 square foot facility on 15 acres together with 15 acres of adjacent vacant land in Longmont, Colorado to support our expected growth in manufacturing operations. We have installed and qualified two semi-automated production cells at this facility with a two shift production capacity of up to 40,000 units per year of our automotive 100 kW and 135 kW PowerPhase Pro® electric motor and motor controller. We expect to add additional production capacity in this facility and are currently completing installation of additional capacity to support heavy duty systems (truck and bus) with the ability to handle future product variants that are expected to be released in the future.

Over the last several years, we have established a production engineering group with decades of manufacturing design and production experience, much of which is specific to the electric motor or automotive industries. We have adopted the Advanced Product Quality Planning ("APQP") automotive procedures for the development and volume production of our products. We are also upgrading our software systems and enhancing our internal processes in anticipation of growth in our production volumes.

We also have a production cell for the assembly of our larger frame size, higher power, lower volume prototype motors. The annual capacity of this cell is approximately 5,000 systems per shift per year.

We also manufacture a truck qualified DC-to-DC converter for Eaton Corporation as part of their hybrid electric power system for the heavy truck market, as well as for other electric and hybrid electric vehicle manufacturers. We have a dedicated manufacturing cell for these systems.

In order to ensure our cost competitiveness, we have adopted a manufacturing strategy for the near term of designing all product components and then sourcing these parts with quality suppliers. Final assembly, testing, pack-out and shipping of the product are performed at our Colorado facility. We have established relationships with many high-quality, low-cost suppliers, including a number of international companies. Future plans are to continue the development and introduction of more advanced and automated manufacturing systems which we believe will ensure our competitiveness in new and growing markets.

Our company is currently certified under the ISO 9001:2000 quality standards. We are currently working on qualifying our operations under the more difficult TS 16949 standard for the automotive sector with certification expected in calendar 2014.

Product Development Activities

We are currently developing product variants of the PowerPhase HD® electric propulsion system for the medium-duty commercial truck and bus markets. These product variants will offer specific characteristics requested by customers.

We are also working on the next generation of PowerPhase Pro® products designed to be smaller, lighter weight, more energy efficient and producible at lower cost with equal or better performance than our current PowerPhase Pro® systems. Development targets include a reduction of 50 percent in the size of the motor controller.

We are also pursuing an advanced motor technology that eliminates rare-earth elements. The technology incorporates permanent magnets of an alternate chemistry, arranged in a unique way that maintains performance benefits. A patent application has been submitted to protect this innovation. We were awarded a $3 million by the DOE in a competitive solicitation to pursue this technology. This award was announced in August 2011 and is a three-year technology development program.

Our Opportunity

We have developed a range of products including electric propulsion motors, generators, power electronic controllers and other power electronic products that we believe are ideally suited to the growing markets for electric, hybrid electric and fuel cell electric vehicles.

Our PowerPhase Pro® 100 kW and 135kW electric propulsion system and our PowerPhase HD 220 system, have been fully automotive qualified in commercial quantities which we believe will provide substantial economies of scale, permitting us to achieve production costs and pricing that will be difficult for others who have not launched similar high volume production to compete with. We expect that this pricing and product availability advantage will allow us to further expand the roster of automobile makers who select our propulsion systems for their future vehicle programs.

In addition to the passenger automobile market, vehicle makers of all types have been evaluating the potential of applying electric and hybrid electric technology to their vehicle platforms. Of these manufacturers, medium and heavy-duty truck and bus builders and military manufacturers have been the most active, driven by the performance and fuel economy advantages available from this technology. All-electric have the added benefit of quiet operation and emission free driving. Hybrid electric commercial vehicles have excellent performance, unlimited range and have the capability to generate large amounts of onboard and exportable power. We believe that these industry developments signal the beginning of a potentially large-scale deployment of electric propulsion and related electronic products into markets beyond mass-market passenger automobiles. Should these products receive broad customer acceptance, as we expect they will, additional opportunities will likely develop over time for our company. In addition to developing markets for these vehicles in North America and Europe, China's current five-year plan provides substantial incentives to manufacturers of all-electric and hybrid electric trucks and buses which is expected to lead to substantial growth in the number of such vehicles produced and placed into commercial service over the next several years.

In the past, we have supplied our electric propulsion systems and generators to small niche developers of electrically powered vehicles or as part of technology development and assessment programs by the U.S. government, and larger commercial customers. However, over the last few years, we have supplied our propulsion systems to several international automotive manufacturers as part of their electric and hybrid electric vehicle development activities, including publicly announced fleet build or vehicle development programs with Audi and Rolls Royce. Should any of these automakers elect to utilize our products in future model launches, it would have a material impact on our future rate of growth.

We have invested substantial amounts of human resource and capital on establishing higher volume manufacturing infrastructure to meet the potential production requirements of our existing and future customers. As the markets for our customers' clean vehicles expand, we expect to make additional investments in support of our strategy to aggressively introduce automotive certified products to satisfy our customers' requirements.

We also expect to experience potentially rapid growth in our revenue coincident with the introduction of electric products by our customers. In parallel to these activities in the automotive market, we expect to continue to pursue additional production opportunities for our proprietary technology in existing markets where the performance of our products can provide our customers with a competitive advantage in the markets they serve.

Competition

All of the markets in which we operate are highly competitive and are characterized by rapid changes due to technological advances that can render existing technologies and products obsolete.

We develop advanced electric propulsion systems and components which we hope to market to vehicle Original Equipment Manufacturers and their Tier 1 suppliers throughout the world for use in electric, hybrid electric, plug-in hybrid electric and fuel cell electric vehicles. In recent years, the market for hybrid electric automobiles has begun to emerge, led by the introduction and market success of hybrid electric vehicles manufactured by Toyota, Honda, Ford and General Motors and others. In the commercial vehicle markets, International Truck and Engine Corporation, Freightliner Trucks and Paccar offer hybrid electric medium-duty trucks, and Caterpillar, Inc. produces a belt-less engine/electric tracked bulldozer. As a result, additional vehicle makers in both on-road and off-road markets are expected to develop and introduce a variety of hybrid electric and all-electric vehicles as market acceptance of these vehicles continues to grow. We cannot assure that we will be able to compete successfully in this market or any other market that now exists or may develop in the future. There are numerous companies developing products that do or soon will compete with our systems. Some of these companies possess significantly greater financial, personnel and other resources than we do, including established supply arrangements and volume manufacturing operations. We believe our principal competitors include Toyota, Honda, General Motors, Hitachi, Toshiba, Siemens, Delphi, Danaher, Enova, Continental, Magna, Remy, and Bosch.

Patents

We hold several groups or families of patents.

U.S. Patent No. 5,592,731 and U.S. Patent No. 5,382,859 relate to a stator for high-power density electric motors and generators, and a method of constructing the same. Corresponding applications have been filed and issued in several foreign countries.

U.S. Patent No. 5,677,605 discloses and claims a brushless motor and drive system using phase timing advancement. Corresponding applications have been filed and issued in several foreign countries.

U.S. Patent No. 5,982,063 discloses and claims an electric motor having an internal brake. Corresponding applications have been filed and issued in several foreign countries.

U.S. Patent No. 6,522,130 discloses and claims a method for controlling a brushless electric motor having a rotor, and relates to an accurate method for sensing rotor position and detecting rotational speed over a broad range of speeds. U.S. Patent No. 6,693,422 is a related U.S. patent entitled "Accurate Rotor Position Sensor and Method Using Magnet and Sensors Mounted Adjacent to the Magnet and Motor". Corresponding applications have been filed and issued in several foreign countries.

In 2007, we filed patent applications for a stator design in the United States, Canada, and Europe. The U.S. and Canadian applications have granted as U.S. Patent No. 7,755,244 and CA 2,615,111, respectively. The European application is currently pending.

In 2007, we filed patent applications for a permanent magnet rotor geometry for permanent magnet electric motors in the United States, Canada, and Europe. The United States application issued as U.S. Patent No. 7,598,645. The Canadian application issued as CA 2,615,111. The European application is currently pending.

In November 2010, we filed a US patent application for a rotor for a permanent magnet electric machine. This application is pending. Corresponding patent applications have been filed in Europe and Canada.

In addition, in 2012, we submitted a U.S. and an International PCT application for a Brushless PM Motor Construction Enabling Low Coercivity Magnets. These applications are still pending.

Trademarks

We have registered the letters "UQM" in the U.S. Patent and Trademark Office. Counterpart applications have been filed in numerous countries throughout the world, most of which have granted registrations or indicated them to be allowable. We own three U.S. Trademark Registrations for "UQM" (International Class 7 for power transducers, Class 12 for utility land vehicles, and Class 16 for publications). The foreign trademark registrations and applications include major markets where we are doing business or establishing business contacts.

We have also registered the trademark "POWERPHASE" which we use in conjunction with certain of our propulsion systems. The trademark is registered in the European Community and several other foreign countries.

Financial Information about Geographic Areas

The following summarizes total revenue by geographic area:

		Fiscal Year Ended March 31,	
	2013	2012	2011
United States	$ 5,695,623	7,774,946	6,544,485
Foreign Countries	1,483,086	2,368,510	2,476,817
	$ 7,178,709	10,143,456	9,021,302

Classification of geographic area is determined based upon the country where the purchase transaction originated.

Backlog

We had unperformed service contracts from customers, which will provide future revenue upon completion totaling approximately $1.0 million at April 30, 2013 versus $1.4 million at April 30, 2012. Our order backlog for products at April 30, 2013 was approximately $2.8 million versus $11.5 million at April 30, 2012. Certain orders are blanket purchase orders which are subject to the issuance of subsequent release orders directing the number and timing of actual deliveries. Substantially all of the backlog amounts at April 30, 2013 and 2012 are subject to amendment, modification or cancellation. We expect to complete all unperformed service contracts over the next twenty-one months and ship motor and controller backlog products over the next twelve months.

Customers and Suppliers

We have historically derived significant revenue from a few key customers. Revenue from Electric Vehicles International totaled $1,494,024, $41,388, and $269,022 for the fiscal years ended March 31 2013, 2012 and 2011, respectively, which was 21 percent, 1 percent and 3 percent of our consolidated total revenue, respectively.

Trade accounts receivable from Electric Vehicle International were 3 percent and nil of consolidated total accounts receivable as of March 31, 2013 and 2012, respectively. Inventories consisting of raw materials, work-in-progress and finished goods for this customer totaled $152,987 and zero at March 31, 2013 and 2012, respectively.

Revenue from Meggitt (Addison), Inc. totaled $816,779, $747,924 and $626,966 for the fiscal years ended March 31, 2013, 2012 and 2011, respectively, which was 11 percent, 7 percent and 7 percent of our consolidated total revenue, respectively.

Trade accounts receivable from Meggitt (Addison), Inc. were 5 percent and 3 percent of consolidated total accounts receivable as of March 31, 2013 and 2012, respectively. Inventories consisting of raw materials, work-in-progress and finished goods for this customer totaled $191,176 and $185,007 at March 31, 2013 and 2012, respectively.

Revenue from Audi totaled $728,000, $455,000 and zero for the fiscal years ended March 31, 2013, 2012 and 2011, respectively, which was 10 percent, 4 percent and nil of our consolidated total revenue, respectively. Inventories consisting of raw materials, work-in-progress and finished goods for this customer totaled zero and $105,246 at March 31, 2013 and 2012, respectively.

Revenue from CODA Automotive totaled $213,745 $4,313,728 and $1,301,224 for the fiscal years ended March 31, 2013, 2012 and 2011, respectively, which was 3 percent 43 percent and 14 percent of our consolidated total revenue, respectively.

Trade accounts receivable from CODA were nil and 61 percent of consolidated total accounts receivable as of March 31, 2013 and 2012, respectively. During 2013 we recorded a $3.8 million allowance for uncollectible trade accounts receivable from CODA, reducing the trade accounts receivable to nil. Inventories consisting of raw materials, work-in-progress and finished goods originally designated for CODA but transferred to general inventory at March 31, 2013 totaled $8,291,423. Inventories for CODA were $8,048,999 at March 31, 2012. Based on our projections, we believe we will fully utilize our general inventory balances for production over our planning horizon.

Principal raw materials and components purchased by us include iron, steel, electronic components, magnets and copper wire. Most of these items are available from several suppliers. Certain components used by us are custom designs and if our current supplier no longer made them available to us, we could experience production delays.

During calendar year 2011 and 2012 we experienced significant price escalation in the cost of magnets used in our motors, which contain the rare-earth elements neodymium and dysprosium. These price increases were driven primarily by changes in government policy in China, where our magnets are made. The price of neodymium and dysprosium have decreased materially from their peak price in the summer of 2011 according to data published by metal-pages.com, but are nevertheless, are still above the base line prices at the beginning of calendar year 2011. We have not experienced any disruption in supply of magnets and magnet prices may continue to be volatile until mining operations outside of China increase or restart.

U.S. Government Contracts

Revenue derived from contracts with agencies of the U.S. Government and from subcontracts with U.S. Government prime contractors totaled $1,078,930, $684,489 and $1,112,307 for the fiscal years ended March 31, 2013, 2012 and 2011, respectively, which was 15 percent, 7 percent and 12 percent of our consolidated total revenue, respectively. Accounts receivable from government-funded contracts represented 77 and 9 percent of total accounts receivable as of March 31, 2013 and 2012, respectively.

Some of our business with the U.S. Government is performed on a cost plus fixed fee basis. These contracts provide for reimbursement of costs, to the extent allocable and allowable under applicable regulations, and payment of a fee. Certain other contracts with the U.S. Government provide for the reimbursement of costs on a 50 percent cost-sharing basis and have not-to-exceed billing rates negotiated between the U.S. Government and us. Other U.S. Government business is performed under firm fixed price contracts. On "cost-share" and "firm fixed price" contracts, we can incur an actual loss in the performance thereof if incurred costs exceed the contract amount. All of our U.S. Government contracts are subject to modification or cancellation at the convenience of the Government.

We have a Grant for $45,145,534 with the DOE under the American Recovery and Reinvestment Act. The Grant provides funds to facilitate the manufacture and deployment of electric drive vehicles, batteries and electric drive vehicle components in the United States. Pursuant to the terms of the Assistance Agreement, the DOE will reimburse us for 50 percent of qualifying costs incurred for the purchase of facilities, tooling and manufacturing equipment, and for engineering related to product qualification and testing of our electric propulsion systems and other products. The period of the Grant is through January 12, 2015.

Funding for qualifying project costs incurred is currently limited to $32.0 million until July 12, 2013, at which time we are required to provide the DOE an updated total estimated cost of the project along with evidence of firm commitments for our 50 percent share of the total estimated cost of the project in excess of our currently accepted cost-share match of $32.0 million. If an extension or modification of this requirement has not occurred or all such funds have not been secured, we must submit by such date, a funding plan to obtain the remainder of such funds, which is acceptable to the DOE, or the award may be terminated.

If we dispose of assets acquired using Grant funding, we may be required to reimburse the DOE upon such sale date if the fair value of the asset on the date of disposition exceeds $5,000. The amount of any such reimbursement shall be equal to 50 percent of the fair value of the asset on the date of disposition.

At March 31, 2013, we had received reimbursements from the DOE under the Grant totaling $19.6 million of which $9.1 million was for capital assets and $10.5 million was reimbursements of product qualification and testing costs. We also had an amount receivable from the DOE at March 31, 2013 of $1.6 million.

The application of Grant funds to eligible capital asset purchases under the Grant as of March 31, 2013 is as follows:

	March 31, 2013		
	Purchase Cost	Grant Funding	Recorded Value
Land	$ 896,388	448,194	448,194
Building	9,906,736	4,953,368	4,953,368
Machinery and equipment	7,581,408	3,790,704	3,790,704
	$ 18,384,532	9,192,266	9,192,266

We also have a $4.0 million program with the DOE to develop non-rare-earth magnet electric motors for use in electric and hybrid vehicles. The DOE is providing $3.0 million of funding for this three year program and the Company is providing $1.0 million of cost-share contribution. The objective of the program is to identify and evaluate magnet materials and technology that can deliver performance comparable to our rare-earth magnet motors, broaden our product portfolio, potentially lower magnet costs and limit our exposure to price and supply concerns associated with rare-earth magnets. At March 31, 2013, we had received reimbursements from the DOE of $552,817.

Employee and Labor Relations

As of April 30, 2013, we had 67 total employees, of whom 65 are full-time employees. We have entered into employment agreements with six of our officers. One of these employment agreements is for Mr. French, our former Treasurer, Secretary and Chief Financial Officer who is retiring at the end of May 2013. Mr. French's employment agreement expired on August 22, 2012; however, the provisions of the expired agreement will remain in effect until his retirement date. The remaining employment agreements expire on August 31, 2015. We believe our relationship with employees has been generally satisfactory.

In addition to our full-time staff, we from time to time engage the services of outside consultants and contract employees to meet peak workload or specialized program requirements. We do not anticipate any difficulty in locating additional qualified engineers, technicians and production workers, if so required, to meet expanded research and development or manufacturing operations.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Anyone seeking information about our business can receive copies of our FY2013 Annual Report on Form 10-K, Annual Report to Shareholders, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, all amendments to those reports and other documents, filed with the SEC at the public reference section of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. These documents also may be obtained, free of charge, by: contacting our Investor Relations office by e-mail at investor@uqm.com; by phone at (303) 682-4900; writing to UQM Technologies, Inc., Investor Relations, 4120 Specialty Place, Longmont, CO 80504-5400; or accessing our website at www.uqm.com. We make our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, available on our website as soon as reasonably practicable after we file or furnish the materials electronically with the SEC. To obtain any of this information, go to www.uqm.com, select "Investor Relations" and select the form you would like to access. Our website also includes our Audit Committee Charter, Governance Committee Charter and Code of Business Conduct and Ethics as well as the procedures for reporting a violation of business ethics. Information on our website does not constitute part of this Annual Report.

ITEM 1A. RISK FACTORS

We operate in a challenging and changing environment that involves numerous known and unknown risks and uncertainties that could materially affect our operations. The risks, uncertainties and other factors set forth below may cause our actual results, performances or achievements to be materially different from those expressed or implied by our forward-looking statements. If any of these risks or events occur, our business, financial condition or results of operations may be adversely affected.

We have incurred significant losses and may continue to do so.

We have incurred significant net losses as shown in the following tables:

	Fiscal Year Ended March 31,		
	2013	2012	2011
Net loss	$ 10,688,312	$ 4,928,520	$ 1,992,358

As of March 31, 2013, we had an accumulated deficit of $91,175,301.

In the future, we plan to make additional investments in product development, facilities and equipment and other costs related to the commercialization of our products. As a result, we expect to continue to incur net losses at least through March 31, 2014 and potentially beyond.

Our operating losses, anticipated capital expenditures and working capital requirements in the longer term may exceed our current cash balances.

Our net loss for the fiscal year ended March 31, 2013 was $10,688,312 versus a net loss for the fiscal years ended March 31, 2012 and 2011 of $4,928,520 and $1,992,358, respectively. At March 31, 2013, our cash and short-term investments totaled $4,527,899. We expect our losses to continue through at least March 31, 2014 and potentially beyond. Our existing cash resources, funding expected from our ARRA grant, proceeds from the sale of our prior facility, together with cash generated from reductions in our inventories of PowerPhase Pro propulsion systems are expected to be sufficient to complete our business plan for at least the next two years. Should those resources be insufficient, we may need to secure additional debt or equity funding, which may not be available on terms acceptable to us, if at all.

CODA has filed for bankruptcy protection and we may not be able to recover any amounts due to us under our Supply Agreement, including substantial amounts due for accounts receivable, inventory purchases and guaranteed minimum payments.

We executed a ten-year Supply Agreement with CODA in July, 2009 which provided a framework for CODA, or its manufacturing partner, to purchase from us electric propulsion systems for use in automobiles to be manufactured by CODA. On May 1, 2013, CODA filed for bankruptcy protection. Amounts due from CODA at March 31, 2013 totaled $3,838,092, all of which had been reserved as uncollectible. In addition, CODA is obligated under the Supply Agreement for inventory purchases totaling approximately $8.2 million and for a guaranteed minimum payment of $2 million due to their failure to purchase at least 15,000 units. It is likely that we will recover only an insignificant amount of the balance owed to us under the Supply Agreement, if any.

We entered into purchase contracts with our supply base to support the CODA program, some of which are non-cancellable by their terms. Our actual liability under these contracts may vary from our current estimates.

We have recorded a liability of $1,050,000 representing the amount we expect to pay to settle non-cancellable contracts with certain suppliers to the CODA program that will not be fulfilled due to the bankruptcy filing by CODA. The amount of this liability represents management's current estimate and may be subject to further adjustment based on future negotiations or litigation. Settlements in excess of our estimates or any upward revision in our settlement estimate could result in a material change in our results of operations and financial condition.

If we do not satisfy the terms of our U.S. Department of Energy grant, we may not receive the entire $45.1 million grant we were awarded and may be required to return amounts already paid to us under the grant.

We have a $45.1 million Grant under the American Recovery and Reinvestment Act's Electric Drive Vehicle Battery and Component Manufacturing Initiative with the U.S. Department of Energy. We have received funding of $19.6 million under this Grant as of March 31, 2013. This Grant is subject to terms and conditions specified in the agreement between us and the DOE. We are required to make a cash investment on a dollar-for-dollar matching basis to receive funds under this Grant. If we are unable to match the total amount of the $45.1 million Grant with funding from non-Federal sources, we will be unable to take advantage of the entire award, and could become ineligible for continued participation in the program. The reimbursement of qualified costs under the award is currently limited to $32.0 million. On or before July 12, 2013, we are required to provide to the DOE an updated total estimated cost of the project along with firm commitments to fund our 50 percent share of the total estimated cost of the project above the $32.0 million of matching funds we have previously received credit for. If we have not obtained an extension or modification of this requirement or all such funds have not been secured, we must submit, by such date, a funding plan to obtain the remainder of such funds, which is acceptable to the DOE, or the Grant may be terminated. In addition, the award may be terminated at any time at the convenience of the government. Although we expect to satisfy the requirements in the Grant, we cannot assure that all of the requirements will be satisfied and the contract will not be terminated prior to receiving all of the proceeds.

Our business depends, in part, on the expansion of the market for hybrid electric vehicles and the future introduction and growth of a market for all-electric vehicles.

Although our electric propulsion systems may be used in a wide variety of products, the market for electric and hybrid vehicles is fairly new. At the present time, batteries used to power electric motors have limited life and require several hours to charge, and charging stations for electric motors are not widely available. Electric and hybrid vehicles also tend to be priced higher than comparable gasoline-powered vehicles. As a result, consumers may experience concerns about driving range limitations, battery charging time and higher purchase costs of electric or hybrid automobiles. If consumer preferences shift to vehicles powered by other alternative methods, or if concerns about the availability of charging stations cannot be overcome, the market for all-electric cars, and therefore our electric propulsion systems, may be limited. In addition, our electric propulsion systems are incorporated in buses used for mass transit in several U.S. cities. If passenger traffic in these mass transit systems declines or government funding to transportation districts declines from current levels, demand for our products may also decrease.

The popularity of alternative fuel based vehicles and "green energy" initiatives are highly dependent on macro-economic conditions, including oil prices and the overall health of the economy. When oil prices fall, interest in and resources allocated to the development of advanced technology vehicles and propulsion systems may diminish. Downturns in the world economy may also have a severe impact on the automotive industry, slowing the demand for vehicles generally and reducing consumers' willingness to pay more for environmentally friendly technology.

If our products do not achieve market acceptance, our business may not grow.

Although we believe our proprietary systems are suited for a wide-range of vehicle electrification applications, our business and financial plan relies heavily on the introduction of new products that have limited testing in the marketplace. We have made substantial investments in manufacturing facilities and equipment, production and application engineering, among other things, to increase our production capacity in order to capitalize on the anticipated expansion in demand for electric propulsion systems and generators in the automobile and light truck markets. We are not certain that our existing products will achieve broad market acceptance, or that we will be able to develop new products or product enhancements that will achieve broad market acceptance.

Our revenue is highly concentrated among a small number of customers.

A large percentage of our revenue is typically derived from a small number of customers, and we expect this trend to continue.

Our customer arrangements generally are non-exclusive, have no long-term volume commitments and are often done on a purchase order basis. We cannot be certain that customers that have accounted for significant revenue in past periods will continue to purchase our products. Accordingly, our revenue and results of operations may vary substantially from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from our customers. If one or more of our significant customers were to cease doing business with us, significantly reduce or delay its purchases from us or fail to pay us on a timely basis, our business, financial condition and results of operations could be materially adversely affected.

Our business relies on third parties, whose success we cannot predict.

As a manufacturer of motors, generators, and other component parts, our business model depends on the ability of third parties in our industry to develop, produce and market products that include or are compatible with our technology and then to sell these products into the marketplace. Our ability to generate revenue depends significantly on the commercial success of our customers and partners. Failure of these third parties to achieve significant sales of products incorporating our products and fluctuations in the timing and volume of such sales could have a material adverse effect on our business, financial condition and results of operations.

Our electric propulsion systems use rare-earth minerals and unavailability or limited supply of these minerals could prevent us from manufacturing our products in production quantities or increase our costs.

Neodymium, a rare-earth mineral, is a key ingredient used in the production of magnets that are a component of our electric propulsion systems. We currently source our magnets from China, and China has indicated its intent to retain more of this mineral for the use of Chinese companies, rather than exporting it. Since the beginning of calendar 2011, we have experienced a significant price escalation in the cost of magnets used in our motors, which contain the rare-earth elements neodymium and dysprosium. The price escalation is primarily due to changes in government policy in China. Although prices have decreased materially since peaking in the summer of 2011, they are nevertheless, still above the baseline prices at the beginning of calendar year 2011. We have implemented a magnet surcharge for all of our customers to recover these escalated costs. Although neodymium iron boron magnets are available from other sources, these alternative sources are currently more costly. Reduced availability of neodymium from China could adversely affect our ability to obtain magnets in sufficient quantities, in a timely manner, or at a commercially reasonable cost. In the event that China's actions cause us to seek alternate sources of supply for magnets, it could cause an increase in our production costs, thereby reducing or eliminating our profit margin on electric propulsion systems if we are unable to pass the increase in our production costs on to our customers. Increasing prices to our customers due to escalating magnet costs may reduce demand for our motors and make it difficult or impossible to compete with other motor manufacturers whose motors do not use rare-earth minerals.

Some of our contracts can be cancelled with little or no notice and could restrict our ability to commercialize our technology.

Our contracts with government agencies are subject to the risk of termination at the convenience of the contracting agency and in some cases grant "march-in" rights to the government. March-in rights are the right of the United States government or the applicable government agency, under limited circumstances, to exercise a non-exclusive, royalty-free, irrevocable worldwide license to any technology developed under contracts funded by the government to facilitate commercialization of technology developed with government funding. March-in rights can be exercised if we fail to commercialize the developed technology. The exercise of march-in rights by the government or an agency of the government could restrict our ability to commercialize our technology.

Some of our orders for the future delivery of products are placed under blanket purchase orders which may be cancelled by our customers at any time. The amount payable to us, if any, upon cancellation by the customer varies by customer. Accordingly, we may not recognize as revenue all or any portion of the amount of outstanding order backlog we have reported.

We face intense competition and may be unable to compete successfully.

In developing electric motors for use in vehicles and other applications, we face competition from very large domestic and international companies, including the world's largest automobile manufacturers. Many of our competitors have far greater resources to apply to research and development efforts than we have, and they may independently develop motors that are technologically more advanced than ours. These competitors also have much greater experience in and resources for marketing their products. For these reasons, potential customers may choose to purchase electric motors from our competitors rather than from us. In addition, the U.S. government has awarded substantial financial grants under the stimulus bill to several large companies who compete with us. To the extent that some of these competitors received awards under the stimulus bill in amounts greater than we have, this could adversely impact our ability to compete.

Changes in environmental policies could hurt the market for our products.

The market for electric and other alternative fuel vehicles and equipment and the demand for our products are influenced, to a degree, by federal, state and local regulations relating to air quality, greenhouse gases and pollutants. These laws and regulations may change, which could result in transportation or equipment manufacturers abandoning or delaying their interest in electric or hybrid electric vehicles or equipment. In addition, a failure by authorities to enforce current laws and regulations or to adopt additional environmental laws or regulations could limit the demand for our products.

Although many governments have identified as a significant priority the development of alternative energy sources, governments may change their priorities, and any change they make could materially affect our revenue or the development of our products.

If we are unable to protect our patents and other proprietary technology, we will be unable to prevent third parties from using our technology, which would impair our competitiveness and ability to commercialize our products. In addition, the cost of enforcing our proprietary rights may be expensive and result in increased losses.

Our ability to compete effectively against other companies in our industry will depend, in part, on our ability to protect our proprietary technology. Although we have attempted to safeguard and maintain our proprietary rights, we do not know whether we have been or will be successful in doing so. We have historically pursued patent protection in the United States and a limited number of foreign countries where we believe significant markets for our products exist or where potentially significant competitors have operations. It is possible that a substantial market could develop in a country where we have not received patent protection and under such circumstances our proprietary products would not be afforded legal protection in these markets. Further, our competitors may independently develop or patent technologies that are substantially equivalent or superior to ours. We cannot assure that additional patents will be issued to us or, if they are issued, as to the scope of their protection. Patents granted may not provide meaningful protection from competitors. Even if a competitor's products were to infringe patents owned by us, it would be costly for us to pursue our rights in an enforcement action, it would divert funds and resources which otherwise could be used in our operations and we may not be successful in enforcing our intellectual property rights. In addition, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country where we may operate or sell our products in the future. If third parties assert technology infringement claims against us, the defense of the claims could involve significant legal costs and require our management to divert time and attention from our business operations. If we are unsuccessful in defending any claims of infringement, we may be forced to obtain licenses or to pay royalties to continue to use our technology. We may not be able to obtain any necessary licenses on commercially reasonable terms or at all. If we fail to obtain necessary licenses or other rights, or if these licenses are costly, our results of operations may suffer either from reductions in revenues through our inability to serve customers or from increases in costs to license third-party technologies.

Use of our motors in vehicles could subject us to product liability claims or product recalls, and product liability insurance claims could cause an increase in our insurance rates or could exceed our insurance limits, which could impair our financial condition, results of operations and liquidity.

The automotive industry experiences significant product liability claims. As a supplier of electric propulsion systems or other products to vehicle OEMs, we face an inherent business risk of exposure to product liability claims in the event that our products, or the equipment into which our products are incorporated, malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence that our systems or components caused an accident. Product liability claims could result in significant losses as a result of expenses incurred in defending claims or the award of damages. The sale of systems and components for the transportation industry entails a high risk of these claims, which may increase as our production and sales increase. In addition, we may be required to participate in recalls involving these systems if any of our systems prove to be defective, or we may voluntarily initiate a recall or make payments related to such claims as a result of various industry or business practices or the need to maintain good customer relationships.

We carry product liability insurance of $10 million covering most of our products. If we were to experience a large insured loss, it might exceed our coverage limits, or our insurance carriers could decline to further cover us or raise our insurance rates to unacceptable levels, any of which could impair our financial position and results of operations. Any product liability claim brought against us also could have a material adverse effect on our reputation.

We may be subject to warranty claims, and our provision for warranty costs may not be sufficient.

We may be subject to warranty claims for defects or alleged defects in our products, and the risk of such claims arising will increase as our production and sales increase. In addition, in response to consumer demand, vehicle manufacturers have been providing, and may continue to provide, increasingly longer warranty periods for their products. As a consequence, these manufacturers may require their suppliers, such as us, to provide correspondingly longer product warranties. As a result, we could incur substantially greater warranty claims in the future.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We own our offices and manufacturing facilities and believe these facilities to be well maintained, adequately insured and suitable for their present and intended uses. Information concerning our facilities as of March 31, 2013 is set forth in the table below:

Location	Square Feet	Ownership or Expiration Date of Lease	Use
Longmont, Colorado	129,304	Own	Manufacturing, laboratories and offices
Frederick, Colorado(1)	28,000	Own	Manufacturing, laboratories and offices

(1) This facility has been listed for sale and is classified on the company's financial statements as a current asset held for sale

ITEM 3. LEGAL PROCEEDINGS

Litigation

We are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, and based on current available information, the ultimate disposition of these matters is not expected to have a material adverse effect on our financial position, results of operations or cash flow.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

Part II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the NYSE MKT (formerly called NYSE Amex), Chicago, Pacific, Frankfurt, Berlin and Stuttgart Stock Exchanges under the symbol UQM. The high and low trade prices, by fiscal quarter, as reported by the NYSE MKT Stock Exchange for the last two fiscal years are as follows:

2013		High		Low
Fourth Quarter	$	0.85	$	0.69
Third Quarter	$	1.44	$	0.68
Second Quarter	$	1.80	$	0.73
First Quarter	$	1.59	$	0.70

2012		High		Low
Fourth Quarter	$	1.90	$	1.37
Third Quarter	$	2.19	$	1.28
Second Quarter	$	2.41	$	1.54
First Quarter	$	3.15	$	2.01

On May 20, 2013 the closing price of our common stock, as reported on the NYSE MKT, was $0.83 per share and there were 565 holders of record of our common stock.

We have not paid any cash dividends on our common stock since inception and we intend for the foreseeable future to retain any earnings to finance the growth of our business. Future dividend policy will be determined by the Board of Directors based upon consideration of our earnings, capital needs and other factors then relevant.

PERFORMANCE GRAPH [2]

The following graph represents the yearly percentage change in the cumulative total return on the common stock of UQM Technologies, Inc., the group of companies comprising the S&P Electrical Equipment Index, and those companies comprising the S&P 500 Index for the five year period from 2009 through 2013:



COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*
Among UQM Technologies, Inc., The S&P 500 Index
And The S&P Electrical Components & Equipment Index
260
240
220
200
180
160
140
120
100
80
60
40
20
0
3/08
3/09
3/10
3/11
3/12
3/13
UQM Technologies, Inc.
S&P 500
S&P Electrical Components & Equipment

	3/08	3/09	3/10	3/11	3/12	3/13
UQM Technologies, Inc.	100.00	97.04	249.11	176.33	87.57	43.79
S&P 500	100.00	61.91	92.72	107.23	116.39	132.64
S&P Electrical Components & Equipment	100.00	55.76	99.45	130.54	123.69	146.22

*$100 invested on 3/31/08 in stock or index, including reinvestment of
Fiscal year ending March 31.

[2] The stock price performance graph depicted is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation contained in such filing.

ITEM 6. SELECTED FINANCIAL DATA

The selected consolidated financial data presented below should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this document.

UQM Technologies, Inc.
Selected Consolidated Financial Data

		Years Ended March 31,				
		2013	2012	2011	2010	2009
Contract services revenue	$	1,268,556	785,068	608,204	1,384,599	2,717,246
Product sales	$	5,910,153	9,358,388	8,413,098	7,307,354	6,011,065
Loss before other income (expense)	$	(10,707,432)	(4,953,336)	(2,349,174)	(4,201,091)	(4,479,743)
Net loss	$	(10,688,312)	(4,928,520)	(1,992,358)	(4,140,872)	(4,402,019)
Net loss per common share - basic and diluted	$	(0.29)	(0.14)	(0.06)	(0.13)	(0.17)
Total assets	$	28,608,715	39,655,601	41,803,920	42,682,573	12,422,832
Long-term obligations [1]	$	627,412	715,107	1,316,372	1,155,416	1,490,472
Cash dividend declared per common share		-	-	-	-	-

(1) Includes current portion of long-term obligations.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Report contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements appear in a number of places in this Report and include statements regarding our plans, beliefs or current expectations; including those plans, beliefs and expectations of our officers and directors with respect to, among other things, future orders to be received from our customers, sales of products from inventory, future financial results, liquidity and the continued growth of the electric-powered vehicle industry. Important Risk Factors that could cause actual results to differ from those contained in the forward-looking statements are listed above in Part I, Item 1A. Risk Factors.

Introduction

We generate revenue from two principal activities: 1) the sale of motors, generators and electronic controls; and 2) research, development and application engineering services that are paid for by our customers. The sources of engineering revenue typically vary from year to year and individual projects may vary substantially in their periods of performance and aggregate dollar value. Our product sales consist of both prototype low volume sales, which are generally sold to a broad range of customers, and annually recurring higher volume production.

Our electric propulsion systems are powering a large fleet of all-electric Audi A1 e-tron development vehicles, dozens of which are being tested on the streets of Munich, Germany. Audi has logged over 50,000 kilometers in its first phase of testing with the A1 e-tron extended-range electric vehicles and has expanded testing of the vehicle in the NPE (National Platform of Electrification) in Germany in 2013. In addition to these programs, we are supplying our electric propulsion systems and generators to several other international automakers and entrepreneurial automobile developers as part of their HEV, PHEV, EV and FCEV vehicle development programs.

We supply electric propulsion systems to Proterra, a developer and manufacturer of all-electric composite transit buses and Boulder EV a developer and manufacturer of all-electric delivery trucks and work utility trucks under multi-year supply agreements. We also supply electric propulsion systems to Electric Vehicles International ("EVI"), a developer and manufacturer of all-electric medium-duty delivery trucks. EVI is currently fulfilling an order from UPS for 100 all-electric delivery vans powered by our electric propulsion systems. As a result, EVI accounted for $1,494,024 or 21 percent of our consolidated total revenue for the fiscal year ended March 31, 2013. We are also supplying an automotive qualified DC-to-DC converter to Eaton Corporation, which is used onboard medium and heavy-duty hybrid trucks sold by Freightliner, International and Paccar.

We have also signed a Memorandum of Understanding with a major Chinese company for the development and marketing of UQM® electric propulsion systems for New Energy Vehicles ("NEVs") in China. This agreement expands the global reach of UQM, and represents the initial step in our strategy to penetrate the Chinese market with our leading electric propulsion products. Under the agreement, UQM and its China-based partner will work collaboratively to introduce UQM products into the Chinese market for use in New Energy Vehicles. The China State Council published its New Energy Vehicles plan in July, 2012, setting a goal of 500,000 energy-efficient and clean vehicles on the road in China by 2015, and five million vehicles by 2020. We are also in discussions with several other potential Chinese partners for both all-electric and hybrid-electric vehicles.

The marine market is forecasted to be a growing segment of electrified vehicles. During the year we saw increased activity and interest within the marine segment. Regen Nautics has three UQM based outboard motors, the E100, E180 and E300 along with several combinations of full electric and hybrid inboard combinations utilizing both the PowerPhase Pro and PowerPhase HD propulsion systems. They have prominently displayed our product at several International Boat shows including Dusseldorf, Monaco and Miami, and in a variety of boats including the all-electric Mylne Bolt 18 yacht tender, the Bruce Runabout all-electric motorboat, the Goldfish 23 e-Fusion, Alibi Catamarans, Rhea Marine, Bering Yachts and Grand Banks.

In 2010, we entered into a ten year Supply Agreement with CODA Automotive ("CODA") to supply UQM PowerPhase Pro® 100 kW electric propulsion systems for CODA's all-electric four-door sedan. Shortly after our production launch in 2011, CODA experienced delays in the commercial launch of their vehicle and subsequently ceased production operations due to funding constraints. As a result of substantial uncertainty regarding CODA's ability to honor their obligations to us under the Supply Agreement, during the third quarter of fiscal year 2013, we recorded an allowance for doubtful accounts for all trade accounts receivable from CODA and booked a charge to earnings of $3.8 million. On May 1, 2013, CODA filed for reorganization under the U.S. Bankruptcy Code. We will file claims against the CODA Bankruptcy Estate, however we expect to ultimately recover only a small percentage of the amount claimed. During the fourth quarter of fiscal year 2013, we recorded an additional charge of $1.1 million representing our estimated cost of settling outstanding purchase obligations arising from the CODA program. The settlement of any such obligations is subject to future negotiation and the timing and amount of any such payments to such suppliers is not currently determinable, although we expect to settle these potential obligations within a one year period. As of March 31, 2013, we believe we have recorded all impairments and liabilities that have or could arise as a result of the CODA Bankruptcy.

We have a $45.1 million Grant from the DOE under the American Recovery and Reinvestment Act to accelerate the manufacturing and deployment of electric vehicles, batteries and components in the United States. The Grant provides for a 50 percent cost-share by the Company. At present, the total amount available under the Grant is limited to $32 million, but will be increased to the extend we can demonstrate qualified project costs and firm commitments to fund our 50 percent share of the total estimated costs of the project above the $32.0 million of matching funds for which we have previously received credit. Capital expenditures for facilities, tooling and manufacturing equipment and the qualification and testing of products associated with the launch of volume production for customers are eligible for reimbursement under the DOE program. We recorded reimbursements of $9.2 million under the DOE Grant through March 31, 2013 for capital assets acquired, which were recorded as a reduction in the cost basis of the assets acquired. We also recorded reimbursements of product qualification and testing costs under the Grant through March 31, 2013 of $12.0 million. In April 2012, we amended this contract to extend the period of performance by two years to January 12, 2015 and to extend the date for demonstrating our ability to provide additional cost-sharing funds until July 12, 2013. These amendments will allow us additional time to automotive qualify and commercialize additional products and the next generation of our existing products for the expanding markets for clean vehicles.

We are also pursuing an advanced motor technology that eliminates rare-earth elements. The technology incorporates permanent magnets of an alternate chemistry, arranged in a unique way that maintains performance benefits. A patent application has been submitted to protect this innovation. UQM was also selected and awarded $3 million by the DOE in a competitive solicitation to pursue this technology. This 2011 award is a three-year technology development program.

In May 2013, we entered into an agreement to sell our former facility located in Frederick, Colorado for a sale price of $1,650,000. The carrying value of the facility was $1,621,257 and the sale transaction is estimated to generate cash proceeds, net of selling costs of approximately $1,525,000. As a result of the sale transaction subsequent to the end of the fiscal year, we reduced the carrying value of the facility at March 31, 2013 to its realizable value.

We expect demand for our electric propulsion system and generator products to be strong for the foreseeable future as vehicle makers continue to focus on the development and introduction of electric and hybrid electric vehicles as part of the evolution of the global automotive industry to provide a broader selection of highly fuel efficient vehicles to consumers. This demand is due, in part, to an expansion in the number of all-electric and hybrid electric vehicle platforms being developed for potential introduction in the passenger automobile market, the amount of government grants and loans available to encourage the development and introduction of clean vehicles, tax incentives to purchasers of these vehicles, progressively more challenging CAFE and global carbon dioxide emission regulations, and a desire on the part of the global automotive industry to provide a broader selection of highly fuel efficient vehicles.

Net loss for the fiscal year ended March 31, 2013 increased to $10,688,312, or $0.29 per common share on consolidated total revenue of $7,178,709, versus a net loss of $4,928,520, or $0.14 per common share on consolidated total revenue of $10,143,456 for the previous fiscal year. Revenue for the year declined primarily due to a reduction in revenue from CODA. Revenue from CODA this fiscal year was $191,983 versus $4,313,728 last fiscal year. Total revenue from customers other than CODA increased 20% to $6,986,726 versus $5,829,728 last year. Net loss for the fiscal year ended March 31, 2013 included CODA related charges for uncollectible accounts receivable, duties, purchase obligations and impairments of inventory totaling $4,883,860.

Our liquidity throughout the fiscal year was sufficient to meet our operating requirements. At March 31, 2013, we had cash and short-term investments totaling $4,527,899. Net cash used in operating activities for the fiscal year was $7,259,552 versus $11,414,137 last fiscal year due primarily to decreased inventory purchases this fiscal year. Capital expenditures, net of reimbursements from the DOE for the fiscal year were $353,637 versus $645,603 last fiscal year.

Financial Condition

Cash and cash equivalents and short-term investments at March 31, 2013 were $4,527,899 and working capital (the excess of current assets over current liabilities) was $16,011,344 compared with $12,120,849 and $25,025,517, respectively, at March 31, 2012. The decrease in cash and short-term investments is primarily attributable to operating losses, higher levels of inventories, capital expenditures and lower levels of accounts payable and other current liabilities. The decrease in working capital is primarily attributable to operating losses and capital expenditures on property and equipment.

Accounts receivable decreased $2,716,722 to $2,212,395 at March 31, 2013 from $4,929,117 at March 31, 2012. The decrease is primarily due to increasing the allowance for uncollectible account for all amounts due from CODA totaling $3,838,092, partially offset by higher levels of billings outstanding under our DOE Grant as of March 31, 2013. Many of our other customers are large well-established companies of high credit quality. Our sales are conducted through acceptance of customer purchase orders or in some cases through supply agreements. For credit qualified customers our standard terms are net 30 days. For international customers and customers without an adequate credit rating, our typical terms are irrevocable letter of credit or cash payment in advance of delivery. At March 31, 2013 and 2012, we had an allowance for uncollectible accounts of $3,838,092 and $127,697, respectively

Costs and estimated earnings on uncompleted contracts increased to $178,264 at March 31, 2013 versus $78,376 at March 31, 2012. The increase is due to less favorable billing terms on certain contracts in process at March 31, 2013 versus March 31, 2012. Estimated earnings on contracts in process increased to $515,299, or 38.1 percent of contracts in process of $1,353,545 at March 31, 2013, compared to estimated earnings on contracts in process of $380,713 or 24.0 percent of contracts in process of $1,587,499 at March 31, 2012. The increase in estimated earnings is attributable to higher expected margin on certain contracts in process at March 31, 2013.

Inventories increased $434,313 to $10,998,461 at March 31, 2013 compared to $10,564,148 at March 31, 2012 principally due to increased levels of raw materials and finished goods inventories. Raw materials inventory increased $907,412 primarily reflecting inventory purchases to support the EVI, BEV and Proterra production programs. Work-in-process and finished goods inventories decreased $353,907 and $119,192, respectively, reflecting decreased levels of low volume propulsion system builds in process at March 31, 2013.

Subsequent to the end of the fiscal year, we entered into a contract for the sale of our former facility for $1,650,000. Net cash proceeds from the sale are expected to be approximately $1,525,000. Accordingly, at March 31, 2013 we reduced the carrying value of the facility to its net realizable value.

Prepaid expenses and other current assets decreased to $309,957 at March 31, 2013 from $556,592 at March 31, 2012, primarily due to lower levels of prepayments on raw material inventories outstanding at the end of the current fiscal year versus the prior fiscal year end.

We invested $561,669 for the acquisition of property and equipment during the fiscal year before reimbursements from the DOE Grant versus $2,132,593 during the fiscal year ended March 31, 2012. The decrease is primarily attributable to reduced renovation costs on our facility and decreased acquisitions of equipment this year compared to the prior fiscal year.

Patent costs decreased to $206,287 at March 31, 2013 compared to $222,836 at March 31, 2012 due to systematic amortization of patent issuance costs and the impairment of a patent application during the year, partially offset by the costs associated with the filing and pursuit of new patent applications.

Trademark costs decreased to $110,528 at March 31, 2013 compared to $113,844 at March 31, 2012 due to systematic amortization of trademark issuance costs.

Other assets decreased to $76,731 at March 31, 2013 from $90,105 at March 31, 2012 due to lower levels of prepayments on capital equipment purchases outstanding at the end of the current fiscal year versus the prior fiscal year end.

Accounts payable decreased $1,739,316 to $617,197 at March 31, 2013 from $2,356,513 at March 31, 2012, primarily due to decreased raw material purchases for CODA.

Other current liabilities increased $270,334 to $2,599,435 at March 31, 2013 from $2,329,101 at March 31, 2012. The increase is primarily attributable to higher levels of accrued vendor settlement costs and accrued import duties offset by lower levels of unearned revenue and accrued employee benefit expenses at March 31, 2013.

Short-term deferred compensation under executive employment agreements increased $371,993 to $524,000 at March 31, 2013 versus $152,007 at March 31, 2012 reflecting the reclassification of a retirement payment obligation from long-term, partially offset by a severance payment made during the first quarter this fiscal year. Long-term deferred compensation under executive employment agreements decreased $459,688 to $103,412 at March 31, 2013 from $563,100 at March 31, 2012 reflecting the reclassification of a retirement obligation to short-term, partially offset by periodic accruals of future severance obligations under executive employment agreements.

Billings in excess of costs and estimated earnings on uncompleted contracts decreased to zero at March 31, 2013 from $7,201 at March 31, 2012 reflecting decreased levels of billings on certain engineering contracts in process at the end of the fiscal year in advance of the performance of the associated work versus the prior fiscal year.

Common stock and additional paid-in capital increased to $366,641 and $115,573,331, respectively, at March 31, 2013 compared to $363,562 and $114,371,106 at March 31, 2012. The increase in common stock and additional paid-in capital was primarily attributable to the expensing of non-cash share-based payments associated with equity grants under our stock bonus and equity incentive plans and share issuances under our employee stock purchase and bonus stock plans.

Results of Operations

Operations for the fiscal year ended March 31, 2013 resulted in a net loss of $10,688,312, or $0.29 per common share, including a charge of $4,883,860 or $0.13 per common share related to CODA, compared to a net loss of $4,928,520, or $0.14 per common share, and $1,992,358, or $0.06 per common share, for the fiscal years ended March 31, 2012 and 2011, respectively. The increase in current year net loss is primarily attributable to impairment of amounts due from CODA under the Supply Agreement, higher levels of business development, marketing, legal, recruiting and relocation costs partially offset by lower levels of net production engineering expenses.

Revenue from contract services increased $483,488, or 61.6 percent, to $1,268,556 for the fiscal year ended March 31, 2013 versus $785,068 for the fiscal year ended March 31, 2012. The increase is primarily attributable to the application of additional engineering resources on the DOE non-rare earth program and other funded development programs. Revenue from contract services increased to $785,068 for the fiscal year ended March 31, 2012 compared to $608,204 for the fiscal year ended March 31, 2011. The increase is primarily attributable to increased levels of customer funded engineering activities.

Product sales this fiscal year decreased 37 percent to $5,910,153 compared to $9,358,388 for the fiscal year ended March 31, 2012. The decrease is primarily due to a reduction in product revenue from CODA. Product revenue from CODA this fiscal year was $21,762 versus $4,262,909 last fiscal year. Product sales for the fiscal year ended March 31, 2012 increased 11.2 percent to $9,358,388 compared to $8,413,098 for the fiscal year ended March 31, 2011. The increase is primarily due to increased propulsion system shipments to CODA partially offset by decreased levels of prototype propulsion system sales.

Gross profit margins on contract services increased to 43.6 percent this fiscal year compared to 36.3 percent for the fiscal year ended March 31, 2012, primarily due to higher expected margins on certain contracts in process at March 31, 2013. Gross profit margins on contract services for the fiscal year ended March 31, 2012 increased to 36.3 percent compared to 11.0 percent for the fiscal year ended March 31, 2011, primarily due to higher expected margins on certain contracts in process at March 31, 2012. Gross profit margins on product sales this fiscal year decreased to 26.7 percent compared to 28.8 percent for fiscal 2012. The decrease is primarily due to a less favorable product mix. Gross profit margins on product sales for the fiscal year ended March 31, 2012 increased to 28.8 percent compared to 27.6 percent for fiscal 2011. The increase is primarily due to a more favorable product mix, improved overhead absorption and lower manufacturing burden arising from a change in the method of allocating costs associated with excess facility capacity.

Research and development expenditures for the fiscal year ended March 31, 2013 were $96,905 compared to $37,128 and $292,865 for the fiscal years ended March 31, 2012 and 2011, respectively. The increase in research and development expenditures this fiscal year versus last fiscal year was primarily attributable to increased levels of cost-sharing on government research programs. The decrease in research and development expenditures for the fiscal year ended March 31, 2012 compared to the prior fiscal year was primarily due to reduced levels of internally funded and cost-sharing programs.

Production engineering costs were $4,921,970 for the fiscal year ended March 31, 2013 versus $6,014,868 and $3,536,287 for the prior two fiscal years, respectively. The decrease for the current fiscal year is attributable to higher than normal product qualification and testing activities during the prior fiscal year associated with the launch of volume production for CODA and the redeployment of certain engineering resources on funded development programs. The increase for the fiscal year ended March 31, 2012 versus fiscal year 2011 is primarily attributable to increased utilization of engineering resources and the expansion of our production engineering group and its activities in preparation for the launch of higher volume manufacturing operations for CODA, development of our next generation PowerPhase Pro® propulsion systems for the passenger automobile market and increased product qualification and testing activities on our PowerPhase HD® 220 system for the truck and bus markets

Reimbursement of costs under the DOE Grant were $4,205,678 versus $3,794,324 and $3,988,655 for each of the two prior fiscal years, respectively. For the current fiscal year reimbursements under the grant were 85.4 percent of production engineering expenditures compared to 63.1 percent for the prior fiscal year, reflecting an increase in the estimated reimbursable overhead costs under the Grant. During the fiscal year ended March 31, 2011, the Company satisfied various conditions of the Grant allowing for the recognition and reimbursement of all product qualification and testing costs incurred between August 5, 2009 and September 30, 2010. As a result, during the fiscal year ended March 31, 2011, we recorded reimbursements of $1,546,446 for product qualification and testing costs incurred in the prior fiscal year. Excluding this amount, reimbursements for the fiscal year ended March 31, 2012 increased $1,352,115 versus fiscal 2011 reflecting increased levels of reimbursable product qualification and testing costs.

Selling, general and administrative expenses this fiscal year were $7,022,112 compared to $5,678,797 and $4,884,373 for the fiscal years ended March 31, 2012 and 2011, respectively. The increase this year is attributable to higher levels of business development, marketing, legal and recruiting and relocation costs versus the prior fiscal year. The increase for fiscal 2012 versus 2011 is attributable to increases in salary and benefits expenses associated with an expansion in our administrative staff and executive team, higher levels of accounting fees, the establishment of an allowance for bad debts related to the Saab bankruptcy filing and increased recruiting and general insurance costs partially offset by decreases in non-cash equity based compensation and marketing expenses.

Interest income decreased to $15,743 for the current fiscal year compared to $22,805 and $91,342 for the fiscal years ended March 31, 2012 and 2011, respectively. The decrease for fiscal 2013 compared to fiscal 2012 is attributable to lower yields and lower levels of invested cash balances. The decrease for fiscal 2012 versus fiscal 2011 is attributable to lower invested balances and lower yields during the fiscal year ended March 31, 2012.

Other income for the fiscal year ended March 31, 2013 was $3,377 versus $2,011 and $265,474 for the fiscal years ended March 31, 2012 and 2011, respectively. The decrease for fiscal year 2013 and fiscal year 2012 compared to fiscal 2011 is attributable to a recovery received from a bankruptcy proceeding during fiscal year 2011.

Liquidity and Capital Resources

Our cash balances and liquidity throughout the fiscal year ended March 31, 2013 were adequate to meet operating needs. At March 31, 2013, we had cash and short-term investments of $4,527,899 and working capital (the excess of current assets over current liabilities) of $16,011,344 compared to $12,120,849 and $25,025,517 at March 31, 2012, respectively.

For the year ended March 31, 2013, net cash used in operating activities was $7,259,552 compared to net cash used in operating activities of $11,414,137 and $2,284,396 for the years ended March 31, 2012 and 2011, respectively. The decrease in cash used in operating activities for the current fiscal year compared to fiscal 2012 is associated with decreased levels of inventory purchases partially offset by decreased levels of accounts payable at March 31, 2013. The increase in cash used in operating activities for the fiscal year ended March 31, 2012 is primarily attributable to increased levels of inventory and accounts receivable principally associated with the launch of volume production for CODA and higher operating losses, partially offset by higher levels of accounts payable and other current liabilities.

Net cash provided by investing activities for the fiscal year ended March 31, 2013 was $114,556 compared to cash provided by investing activities of $7,124,741 and $475,688 for the fiscal years ended March 31, 2012 and 2011, respectively. The decrease in cash provided in the fiscal year ended March 31, 2013 compared to fiscal 2012 is due to decreased net maturities of short-term investments, partially offset by a decrease in the amount of capital expenditures, net of reimbursements under our DOE Grant. The increase in cash provided in the fiscal year ended March 31, 2012 compared to fiscal 2011 is due to increased net maturities of short-term investments and a decrease in the amount of capital expenditures, net of reimbursements under our DOE Grant.

Net cash provided by financing activities was $34,955 for the fiscal year ended March 31, 2013 versus cash provided by financing activities of $48,584 and cash used in financing activities of $52,140 for the fiscal years ended March 31, 2012 and 2011, respectively. The decrease in cash provided in fiscal 2013 versus fiscal 2012 is attributable to higher levels of treasury stock purchases in the current year. The increase in cash provided in fiscal 2012 versus fiscal 2011 is primarily attributable decreased levels of treasury stock purchases partially offset by lower levels of cash receipts under our stock option and employee stock purchase plans.

We expect to fund our operations over the next year from existing cash and short-term investment balances, from proceeds received from the sale of our former facility, when the sale is completed, the reduction of inventories and from available bank financing, if any. Although we expect to manage our operations and working capital requirements to minimize the future level of operating losses and working capital usage, our working capital requirements may increase in the future. If customer demand accelerates substantially, our working capital requirements may also increase substantially. In addition, our $45.1 million DOE Grant requires us to provide matching funds of 50 percent on all qualifying expenditures under the Grant. As of March 31, 2013, we have received credit from the DOE for matching funds of $32 million, and we have an obligation under our DOE Grant to demonstrate our ability to provide additional matching funds of $13.1 million on or before July 12, 2013, unless extended. We do not currently have sufficient funds to meet this potential future funding requirement. If we do not extend or modify this requirement or secure such funds, we must submit by such date, a funding plan to obtain the remainder of such funds which is acceptable to the DOE or the Grant may be terminated.

If our existing financial resources are not sufficient to execute our business plan, including meeting future funding requirements under the DOE Grant, we may issue equity or debt securities in the future, although we cannot assure that we will be able to secure additional capital should it be required to implement our current business plan. In the event financing or equity capital to fund future growth is not available on terms acceptable to us, or at all, we will modify our strategy to align our operations with then available financial resources. Based on our current level of operations, we believe we have sufficient cash and short-term investments to fund our operations for at least the next two years.

Contractual Obligations

The following table presents information about our contractual obligations and commitments as of March 31, 2013:

		Payments due by Period			
	Total	Less Than 1 Year	2 - 3 Years	4 - 5 Years	More than 5 Years
Purchase obligations	$ 560,661	560,661	-	-	-
Executive employment agreements [1]	627,412	524,000	-	-	103,412
Total	$ 1,188,073	1,084,661	-	-	103,412

(1) Includes severance pay obligations under executive employment agreements contingently payable upon six months' notice by executive officers of the Company, but not annual cash compensation under the agreements.

Off-Balance Sheet Arrangements

None.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the dollar values reported in the consolidated financial statements and accompanying notes. Note 1 to the consolidated financial statements describes the significant accounting policies and methods used in preparation of the consolidated financial statements. Estimates are used for, but not limited to, allowance for uncollectible accounts receivables, costs to complete contracts, the recoverability of inventories and the fair value of financial and long-lived assets. Actual results could differ materially from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in preparation of the consolidated financial statements.

Accounts Receivable

Our trade accounts receivable are subject to credit risks associated with the financial condition of our customers and their liquidity. We evaluate all customers periodically to assess their financial condition and liquidity and set appropriate credit limits based on this analysis. As a result, the collectability of accounts receivable may change due to changing general economic conditions and factors associated with each customer's particular business. Because substantially all of our customers are large well-established companies with excellent credit worthiness, we have not historically established a reserve for potentially uncollectible trade accounts receivable. However, during the fiscal year ended March 31, 2012, we established an allowance for bad debts of $127,697, principally due to the bankruptcy filing of Saab and we further increased the allowance by $3,710,395 in the third quarter of fiscal year 2013 due to uncertainty regarding CODA's ability to meet its financial obligations to us. On May 1, 2013, CODA filed for reorganization under the U.S. Bankruptcy Code. In light of current economic conditions we may need to maintain an allowance for bad debts in the future. It is also reasonably possible, that future events or changes in circumstances could cause the realizable value of our trade accounts receivable to decline materially, resulting in material losses.

Inventories

We maintain raw material inventories of electronic components, motor parts and other materials to meet our expected manufacturing needs for proprietary products and for products manufactured to the design specifications of our customers. Some of these components may become obsolete or impaired due to bulk purchases in excess of customer requirements. Accordingly, we periodically assesses our raw material inventory for potential impairment of value based on then available information, expectations and estimates and establish impairment reserves for estimated declines in the realizable value of our inventories. At March 31, 2013, we had $8,291,423 of inventory originally purchased or manufactured for CODA that is now available for sale to other customers. The actual realizable value of this inventory and our inventories generally, may differ materially from these estimates based on future occurrences. It is reasonably possible that future events or changes in circumstances could cause the realizable value of our inventories to decline materially, resulting in additional material impairment losses. During the fiscal years ended March 31, 2013, 2012 and 2011, we recorded inventory impairments of $8,928, $10,169 and $10,160, respectively.

Percentage of Completion Revenue Recognition on Long-term Contracts: Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts

We recognize revenue on development projects funded by our customers using the percentage-of-completion method. Under this method, contract services revenue is based on the percentage that costs incurred to date bear to management's best estimate of the total costs to be incurred to complete the project. Many of these contracts involve the application of our technology to customers' products and other applications with demanding specifications. Estimated costs for each project are developed by our engineering staff based upon a progression of technical tasks required to attain the project's objectives. These estimates typically include the number of hours of work required by each category of personnel, the cost of subcontracts, materials and components, as well as costs for consultants and project related travel. These estimated costs are reviewed throughout the project and revised quarterly, if necessary, to accurately reflect our best estimate of the remaining costs necessary to complete the project. Management's best estimates have sometimes been adversely impacted by unexpected technical challenges requiring additional analysis and redesign, failure of electronic components to operate in accordance with manufacturers published performance specifications, unexpected prototype failures requiring the purchase of additional parts, changes in actual overhead costs versus estimated overhead costs and a variety of other factors that may cause unforeseen delays and additional costs. It is reasonably likely that estimated project costs to complete the projects in process at March 31, 2013 could change materially in the future, and any modification of management's current estimate of total project costs to be incurred could result in material changes in the profitability of affected projects or result in material losses on any affected projects.

Fair Value Measurements and Asset Impairment

Some of our assets and liabilities may be subject to analysis as to whether the asset or liability should be marked to fair value and some assets may be evaluated for potential impairment in value. The determination of fair value for those assets that do not have quoted prices in active markets is highly judgmental. These estimates and judgments may include fair value determinations based upon the extrapolation of quoted prices for similar assets and liabilities in active or inactive markets, for observable items other than the asset or liability itself, for observable items by correlation or other statistical analysis, or from our assumptions about the assumptions market participants would use in valuing an asset or liability when no observable market data is available. Similarly, management evaluates both tangible and intangible assets for potential impairments in value. In conducting this evaluation, management may rely on a number of factors to value anticipated future cash flows including operating results, business plans and present value techniques. Rates used to value and discount cash flows may include assumptions about interest rates and the cost of capital at a point in time. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of asset impairment. Changes in any of the foregoing estimates and assumptions or a change in market conditions could result in a material change in the value of an asset or liability resulting in a material adverse change in our operating results.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange and interest rates. One component of interest rate risk involves the short term investment of excess cash in short term, investment grade interest-bearing securities. If there are changes in interest rates, those changes would affect the investment income we earn on these investments and, therefore, impact our cash flows and results of operations. We do not use financial instruments to any degree to manage these risks and do not hold or issue financial instruments for trading purposes. All of our product sales, and related receivables are payable in U.S. dollars.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
UQM Technologies, Inc.

We have audited the accompanying consolidated balance sheets of UQM Technologies, Inc. (a Colorado corporation) and subsidiaries (the "Company") as of March 31, 2013 and 2012, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UQM Technologies, Inc. and subsidiaries as of March 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Denver, Colorado
May 23, 2013

UQM TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

		March 31, 2013	March 31, 2012
Assets			
Current assets:			
Cash and cash equivalents	$	4,527,899	11,637,940
Short-term investments		-	482,909
Accounts receivable, net		2,212,395	4,929,117
Costs and estimated earnings in excess of billings on uncompleted contracts		178,264	78,376
Inventories		10,998,461	10,564,148
Facility held for sale		1,525,000	1,621,257
Prepaid expenses and other current assets		309,957	556,592
Total current assets		19,751,976	29,870,339
Property and equipment, at cost:			
Land		1,683,330	1,683,330
Building		4,516,301	4,484,493
Machinery and equipment		7,771,363	7,868,481
		13,970,994	14,036,304
Less accumulated depreciation		(5,507,801)	(4,677,827)
Net property and equipment		8,463,193	9,358,477
Patent costs, net of accumulated amortization of $845,795 and $816,259		206,287	222,836
Trademark costs, net of accumulated amortization of $64,230 and $59,743		110,528	113,844
Other assets		76,731	90,105
Total assets	$	28,608,715	39,655,601

See accompanying notes to consolidated financial statements.

UQM TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets, Continued

		March 31, 2013	March 31, 2012
Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable	$	617,197	2,356,513
Other current liabilities		2,599,435	2,329,101
Short-term deferred compensation under executive employment agreements		524,000	152,007
Billings in excess of costs and estimated earnings on uncompleted contracts		-	7,201
Total current liabilities		3,740,632	4,844,822
Long-term deferred compensation under executive employment agreements		103,412	563,100
Total liabilities		3,844,044	5,407,922
Commitments and contingencies			
Stockholders' equity:			
Common stock, $0.01 par value, 50,000,000 shares authorized; 36,664,097 and 36,356,177 shares issued and outstanding		366,641	363,562
Additional paid-in capital		115,573,331	114,371,106
Accumulated deficit		(91,175,301)	(80,486,989)
Total stockholders' equity		24,764,671	34,247,679
Total liabilities and stockholders' equity	$	28,608,715	39,655,601

See accompanying notes to consolidated financial statements.

UQM TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

	Year Ended March 31, 2013	Year Ended March 31, 2012	Year Ended March 31, 2011
Revenue:			
Contract services	$ 1,268,556	785,068	608,204
Product sales	5,910,153	9,358,388	8,413,098
	7,178,709	10,143,456	9,021,302
Operating costs and expenses:			
Costs of contract services	715,225	499,813	541,214
Costs of product sales	4,333,005	6,663,648	6,087,385
Research and development	96,905	37,128	292,865
Production engineering	4,921,970	6,014,868	3,536,287
Reimbursement of costs under DOE grant	(4,205,678)	(3,794,324)	(3,988,655)
Selling, general and administrative	7,022,112	5,678,797	4,884,373
Impairment of assets	4,980,117	-	-
Loss (gain) on disposal of long-lived asset	22,485	(3,138)	17,007
	17,886,141	15,096,792	11,370,476
Loss before other income	(10,707,432)	(4,953,336)	(2,349,174)
Other income:			
Interest income	15,743	22,805	91,342
Other	3,377	2,011	265,474
	19,120	24,816	356,816
Net loss	$ (10,688,312)	(4,928,520)	(1,992,358)
Net loss per common share - basic and diluted	$ (0.29)	(0.14)	(0.06)
Weighted average number of shares of common stock outstanding - basic and diluted	36,564,952	36,301,642	36,070,364

See accompanying notes to consolidated financial statements.

UQM TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

	Number of common shares issued	Common stock	Additional paid-in capital	Accumulated deficit	Total stockholders' equity
Balances at April 1, 2010	35,946,738	$ 359,467	112,211,227	(73,566,111)	39,004,583
Issuance of common stock under employee stock purchase plan	9,828	98	22,397	-	22,495
Purchase of treasury stock	(55,045)	(550)	(143,201)	-	(143,751)
Issuance of common stock upon exercise of employee options	31,966	320	68,796	-	69,116
Issuance of common stock under stock bonus plan	279,806	2,798	334,375	-	337,173
Compensation expense from employee and director stock option and common stock grants	-	-	897,455	-	897,455
Net loss	-	-	-	(1,992,358)	(1,992,358)
Balances at March 31, 2011	36,213,293	$ 362,133	113,391,049	(75,558,469)	38,194,713
Issuance of common stock under employee stock purchase plan	41,158	412	60,548	-	60,960
Purchase of treasury stock	(6,191)	(62)	(12,314)	-	(12,376)
Issuance of common stock under stock bonus plan	107,917	1,079	167,545	-	168,624
Compensation expense from employee and director stock option and common stock grants	-	-	764,278	-	764,278
Net loss	-	-	-	(4,928,520)	(4,928,520)
Balances at March 31, 2012	36,356,177	$ 363,562	114,371,106	(80,486,989)	34,247,679
Issuance of common stock under employee stock purchase plan	85,550	855	74,530	-	75,385
Purchase of treasury stock	(41,321)	(413)	(40,017)	-	(40,430)
Issuance of common stock under stock bonus plan	263,691	2,637	145,115	-	147,752
Compensation expense from employee and director stock option and common stock grants	-	-	1,022,597	-	1,022,597
Net loss	-	-	-	(10,688,312)	(10,688,312)
Balances at March 31, 2013	36,664,097	$ 366,641	115,573,331	(91,175,301)	24,764,671

See accompanying notes to consolidated financial statements.

UQM TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended March 31, 2013	Year Ended March 31, 2012	Year Ended March 31, 2011
Cash flows from operating activities:			
Net loss	$ (10,688,312)	(4,928,520)	(1,992,358)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	1,252,834	1,178,958	864,572
Non-cash equity based compensation	1,170,349	932,902	1,234,628
Impairment of assets	4,980,117	-	-
Loss (gain) on disposal of long-lived assets	22,485	(3,138)	17,007
Impairment of long-lived assets	-	27,845	-
Impairment of inventories	8,928	10,169	10,160
Change in operating assets and liabilities:			
Accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts	(1,199,701)	(1,978,510)	(1,139,033)
Inventories	(1,796,309)	(8,360,876)	(932,275)
Prepaid expenses and other current assets	135,758	(189,438)	(226,869)
Accounts payable and other current liabilities	(1,050,805)	2,506,261	(245,358)
Billings in excess of costs and estimated earnings on uncompleted contracts	(7,201)	(8,525)	(35,826)
Deferred compensation under executive employment agreements	(87,695)	(601,265)	160,956
Net cash used in operating activities	(7,259,552)	(11,414,137)	(2,284,396)
Cash flows from investing activities:			
Purchases of short-term investments	(245,950)	(7,369,698)	(20,435,612)
Maturities of short-term investments	728,859	15,219,312	24,570,973
Increase (decrease) in other long-term assets	(583)	(61,855)	1,412
Acquisition of property and equipment	(561,669)	(2,132,593)	(7,388,288)
Property and equipment reimbursements received from DOE under grant	208,032	1,486,990	3,735,719
Increase in patent and trademark costs	(14,158)	(21,240)	(9,520)
Cash proceeds from the sale of equipment	25	3,825	1,004
Net cash provided by investing activities	114,556	7,124,741	475,688

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows, Continued

	Year Ended March 31, 2013	Year Ended March 31, 2012	Year Ended March 31, 2011
Cash flows from financing activities:			
Issuance of common stock upon exercise of employee stock options	-	-	69,116
Issuance of common stock under employee stock purchase plan	75,385	60,960	22,495
Purchase of treasury stock	(40,430)	(12,376)	(143,751)
Net cash provided by (used in) financing	34,955	48,584	(52,140)
Decrease in cash and cash equivalents	(7,110,041)	(4,240,812)	(1,860,848)
Cash and cash equivalents at beginning of period	11,637,940	15,878,752	17,739,600
Cash and cash equivalents at end of period	$ 4,527,899	11,637,940	15,878,752

Non-cash investing and financing transactions:
During the year ended March 31, 2012, we reclassified a facility with a gross value of $2,645,793 and accumulated depreciation of $1,024,536 to facility held for sale.

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

(a) Description of Business

UQM Technologies, Inc. and our wholly-owned subsidiaries are engaged in the research, development and manufacture of permanent magnet electric motors and the electronic controls for such motors. Our facility is located in Longmont, Colorado. Our revenue is derived primarily from product sales to customers in the automotive, commercial truck, bus, marine and military markets, and from contract research and development services. We are impacted by other factors such as the continued receipt of contracts from industrial and governmental parties, our ability to protect and maintain the proprietary nature of our technology, continued product and technological advances and our ability together with our partners, to commercialize our products and technology.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of UQM Technologies, Inc. and those of all majority-owned or controlled subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

(c) Cash and Cash Equivalents and Short-term Investments

We consider cash on hand and investments with original maturities of three months or less to be cash and cash equivalents. Investments with original maturities of greater than three months and less than one year from the balance sheet date are classified as short-term.

We limit our cash and cash equivalents and investments to high quality financial institutions in order to minimize our credit risk. We maintain cash and cash equivalent balances with financial institutions that exceed federally insured limits. We have not experienced any losses related to these balances and management believes our credit risk to be minimal.

(d) Investments

We have an investment policy approved by the Board of Directors that governs the quality, acceptability and dollar concentration of our investments. Investments are comprised of marketable securities and consist primarily of commercial paper, asset-backed and mortgage-backed notes and bank certificates of deposits with original maturities beyond three months. All marketable securities and corporate bonds are held in our name at three major financial institutions that hold custody of the investments. All of our investments are held-to-maturity investments as we have the positive intent and ability to hold until maturity. These securities are recorded at amortized cost.

The amortized cost and unrealized gain or loss of our investments at March 31, 2013 and March 31, 2012 were:

	March 31, 2013		March 31, 2012	
	Amortized Cost	Gain (Loss)	Amortized Cost	Gain (Loss)
Short-term investments:				
Commercial paper, corporate and foreign bonds	$ -	-	482,909	11,626
	-	-	482,909	11,626
Long-term investments:				
Certificates of deposit (included in other assets)	62,436	-	61,855	-
	$ 62,436	-	544,764	11,626

The time to maturity of held-to-maturity securities were:

	March 31, 2013	March 31, 2012
Three to six months	$ -	432,985
Six months to one year	-	49,924
Over one year	62,436	61,855
	$ 62,436	544,764

(e) Accounts Receivables

We extend unsecured credit to most of our customers following a review of the customers' financial condition and credit history. Our sales are conducted through acceptance of customer purchase orders or in some cases through supply agreements. For credit qualified customers our standard terms are net 30 days. For international customers without an adequate credit rating, our typical terms are irrevocable letter of credit or cash payment in advance of delivery. We establish an allowance for uncollectable accounts based upon a number of factors including the length of time trade receivables are past due, the customer's ability to pay its obligation to us, the condition of the general economy, estimates of credit risk, historical trends and other information. We write off accounts receivable when they become uncollectible against our allowance for uncollectible accounts receivable. At March 31, 2013 and 2012, we had an allowance for uncollectible accounts receivable of $3,838,092 and $127,697, respectively. Accounts receivable are deemed to be past due when they have not been paid by their contractual due dates.

(f) Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. We charge directly to expense slow moving or obsolete inventory items during the period we assess the value of such inventory to be impaired. For the fiscal years ended March 31, 2013, 2012 and 2011, we impaired inventory of $8,928, $10,169 and $10,160, respectively.

(g) Property and Equipment

Property and equipment are stated at cost, unless the asset was acquired, in part, with DOE Grant funds, in which case it is stated at cost net of DOE reimbursements. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years, except for buildings, which are depreciated over 27.5 years. Maintenance and repairs are charged to expense as incurred. Depreciation expense for the fiscal years ended March 31, 2013, 2012 and 2011 was $1,218,812, $1,139,821 and $817,033, respectively, and was reported in operating costs and expenses on the Consolidated Statements of Operations.

(h) Patent and Trademark Costs

Patent and trademark costs consist primarily of legal expenses, and represent those costs incurred by us for the filing of patent and trademark applications. Amortization of patent and trademark costs is computed using the straight-line method over the estimated useful life of the asset, typically 13 years for patents, and 40 years for trademarks. Amortization expense for the fiscal years ended March 31, 2013, 2012 and 2011 was $34,022, $39,137, and $47,539, respectively.

(i) Impairment of Long-Lived Assets

We periodically evaluate whether circumstances or events have affected the recoverability of long-lived assets including intangible assets with finite useful lives. The assessment of possible impairment is based on our ability to recover the carrying value of the asset or groups of assets from expected future cash flows (undiscounted and without interest charges) estimated by management. If expected future cash flows are less than the carrying value, an impairment loss is recognized to adjust the asset to fair value as determined by expected discounted future cash flows.

(j) Product Warranties

Our warranty policy generally provides three months to three years of coverage depending on the product. We record a liability for estimated warranty obligations at the date products are sold. The estimated cost of warranty coverage is based on our actual historical experience with our current products or similar products. For new products, the required reserve is based on historical experience of similar products until sufficient historical data has been collected on the new product. Adjustments are made as new information becomes available.

(k) Revenue and Cost Recognition

We manufacture proprietary products and other products. Revenue from sales of products are generally recognized at the time title to the goods and the benefits and risks of ownership passes to the customer which is typically when products are shipped based on the terms of the customer purchase agreement.

Revenue relating to long-term fixed price contracts is recognized using the percentage of completion method. Under the percentage of completion method, contract revenues and related costs are recognized based on the percentage that costs incurred to date bear to total estimated costs. Changes in job performance, estimated profitability and final contract settlements may result in revisions to cost and revenue, and are recognized in the period in which the revisions are determined. Contract costs include all direct materials, subcontract and labor costs and other indirect costs. Selling, general and administrative costs are charged to expense as incurred. At the time a loss on a contract becomes known, the entire amount of the estimated loss is accrued.

The aggregate of costs incurred and estimated earnings recognized on uncompleted contracts in excess of related billings is shown as a current asset, and billings on uncompleted contracts in excess of costs incurred and estimated earnings is shown as a current liability.

(l) Government Grants

The Company recognizes government grants when it is probable that the Company will comply with the conditions attached to the grant arrangement and the grant will be received. Government grants are recognized in the consolidated statements of operations on a systematic basis over the periods in which the Company recognizes the related costs for which the government grant is intended to compensate. Specifically, when government grants are related to reimbursements for cost of revenues or operating expenses, the government grants are recognized as a reduction of the related expense in the consolidated statements of operations. For government grants related to reimbursements of capital expenditures, the government grants are recognized as a reduction of the basis of the asset and recognized in the consolidated statements of operations over the estimated useful life of the depreciable asset as reduced depreciation expense.

The Company records government grants receivable in the consolidated balance sheets in accounts receivable.

(m) Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The valuation of deferred tax assets may be reduced if future realization is not assured. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income tax expense or benefit in the period that includes the enactment date. The Company has unexpired net operating losses and research and development credits carrying forward into current years that date from the tax year 1999 and 2001, respectively. As such, all federal tax returns from 1999 to the present are subject to audit.

(n) Research and Development

Costs of researching and developing new technology, or significantly altering existing technology, are expensed as incurred.

(o) Loss Per Common Share

Basic earnings per share is computed by dividing income or loss available to common stockholders by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share is computed by dividing income or loss available to common stockholders by all outstanding and potentially dilutive shares during the periods presented, unless the effect is antidilutive. At March 31, 2013, 2012 and 2011, 358,855 and 167,680 and 62,199 shares of common stock issued but not yet earned, respectively under the Stock Bonus Plan were being held by the Company. For fiscal years 2013, 2012 and 2011, 18,036, zero and 8,794 shares were potentially includable in the calculation of diluted loss per share under the treasury stock method but were not included, because to do so would be antidilutive. At March 31, 2013, 2012 and 2011, options to purchase 4,282,001, 3,254,905 and 2,971,251 shares of common stock, respectively, were outstanding. For the fiscal years ended March 31, 2013, 2012 and 2011, options for 2,872,257, 3,201,569 and 1,032,297 shares were not included in the computation of diluted loss per share because the option exercise price was greater than the average market price of the common stock. In-the-money options determined under the treasury stock method to acquire 109,628, 2,834 and 363,356 shares of common stock for the fiscal years ended March 31, 2013, 2012 and 2011, respectively, were potentially includable in the calculation of diluted loss per share but were not, because to do so would be antidilutive.

(p) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(2) Stock-Based Compensation

Stock Option Plans

As of March 31, 2013, we had 1,100,000 shares of common stock authorized and 14,354 shares of common stock available for future grant to employees, consultants and key suppliers under our 2012 Equity Incentive Plan ("2012 Plan"). The term of the 2012 Plan is ten years. Under the 2012 Plan, the exercise price of each option is set at the fair value of the common stock on the date of grant and the maximum term of the option is ten years from the date of grant. Options granted to employees generally vest ratably over a three-year period. The maximum number of underlying shares that may be granted to an employee under the Plan in any calendar year is 500,000. Forfeitures under the Plan are available for re-issuance at any time prior to expiration of the Plan in 2022. Options granted under the Plan to employees require the option holder to abide by certain Company policies, which restrict their ability to sell the underlying common stock. Prior to the adoption of the 2012 Plan, we issued stock options under our 2002 Equity Incentive Plan. Forfeitures under the 2002 Equity Incentive Plan may not be re-issued.

Non-Employee Director Stock Option Plan

In February 1994, our Board of Directors ratified a Stock Option Plan for Non-Employee Directors ("Directors' Plan") pursuant to which Directors may elect to receive stock options in lieu of cash compensation for their services as directors. As of March 31, 2013, we had 1,000,000 shares of common stock authorized and 217,900 shares of common stock available for future grant under the Directors' Plan. Option terms range from three to ten years from the date of grant. Option exercise prices are equal to the fair value of the common shares on the date of grant. Options granted under the plan generally vest immediately. Forfeitures under the Directors' Plan are available for re-issuance at a future date.

Stock Purchase Plan

We have established a Stock Purchase Plan under which eligible employees may contribute up to ten percent of their compensation to purchase shares of our common stock at 85 percent of the fair market value at specified dates. At March 31, 2013, we had 700,000 shares of common stock authorized and 370,071 shares of common stock available for issuance under the Stock Purchase Plan. During the years ended March 31, 2013, 2012 and 2010, respectively, 85,550, 41,158 and 9,828 shares of common stock were issued under the Stock Purchase Plan. Cash received by us upon the purchase of shares under the Stock Purchase Plan for the years ended March 31, 2013, 2012 and 2011, was $75,385, $60,960 and $22,495, respectively.

Stock Bonus Plan

We have a Stock Bonus Plan administered by the Board of Directors. As of March 31, 2013, we had 1,954,994 shares of common stock authorized and there were 495,504 shares of common stock available for future grant under the Stock Bonus Plan. Under the Stock Bonus Plan, shares of common stock may be granted to employees, key consultants, and directors who are not employees as additional compensation for services rendered. Vesting requirements for grants under the Stock Bonus Plan, if any, are determined by the Board of Directors at the time of grant. There were 454,866, 213,398 and 243,076 shares granted under the Stock Bonus Plan during the years ended March 31, 2013, 2012 and 2011, respectively.

We use the straight-line attribution method to recognize share-based compensation costs over the requisite service period of the award. Options granted by us generally expire ten years from the grant date. Options granted to existing and newly hired employees generally vest over a three-year period from the date of the grant. The exercise price of options is equal to the market price of our common stock (defined as the closing price reported by the NYSE MKT) on the date of grant.

We use the Black-Scholes-Merton option pricing model for estimating the fair value of stock option awards. Total share-based compensation expense and the classification of these expenses for the last three fiscal years were as follows:

	Year Ended March 31, 2013	Year Ended March 31, 2012	Year Ended March 31, 2011
Costs of contract services	$ 19,898	21,592	90,189
Costs of product sales	42,313	98,807	105,714
Research and development	2,998	1,110	15,892
Production engineering	146,317	193,474	100,802
Selling, general and administrative	958,823	617,919	922,031
	$ 1,170,349	932,902	1,234,628

Share-based compensation capitalized in inventories was insignificant as of March 31, 2013, 2012 and 2011.

We adjust share-based compensation on a quarterly basis for changes to the estimate of expected equity award forfeitures based on actual forfeiture experience. The effect of adjusting the forfeiture rate for all expense amortization is recognized in the period the forfeiture estimate is changed. The effect of forfeiture adjustments during the years ended March 31, 2013, 2012 and 2011 was insignificant.

All options/shares granted under the Directors' Plan are fully vested on the date of grant.

A summary of the status of non-vested shares under the 2012 Plan and its predecessor plan as of March 31, 2013, 2012 and 2011, and changes during the years ended March 31, 2013, 2012 and 2011 are presented below:

	Year Ended March 31, 2013			Year Ended March 31, 2012			Year Ended March 31, 2011		
	Shares Under Option		Weighted-Average Grant Date Fair Value	Shares Under Option		Weighted-Average Grant Date Fair Value	Shares Under Option		Weighted-Average Grant Date Fair Value
Non-vested at April 1	668,722	$	1.69	475,934	$	1.73	338,747	$	1.93
Granted	25,000	$	0.71	-	$	-	-	$	-
Vested	-	$	-	-	$	-	-	$	-
Forfeited	(2,518)	$	1.61	(3,610)	$	1.79	(1,832)	$	1.61
Non-vested at June 30	691,204	$	1.65	472,324	$	1.73	336,915	$	1.94
Granted	1,075,000	$	0.89	389,588	$	1.68	510,132	$	1.37
Vested	(543,557)	$	1.32	(149,126)	$	1.41	(297,594)	$	1.21
Forfeited	(16,985)	$	1.89	(931)	$	1.61	-	$	-
Non-vested at September 30	1,205,662	$	0.88	711,855	$	1.77	549,453	$	1.80
Granted	-	$	-	25,000	$	1.12	-	$	-
Vested	(25,740)	$	2.38	(64,435)	$	2.38	(64,435)	$	2.38
Forfeited	(19,307)	$	0.89	(1,985)	$	1.61	(7,119)	$	1.58
Non-vested at December 31	1,160,615	$	0.84	670,435	$	1.69	477,899	$	1.73
Granted	-	$	-	-	$	-	-	$	-
Vested	-	$	-	-	$	-	-	$	-
Forfeited	(7,787)	$	1.65	(1,713)	$	1.61	(1,965)	$	1.45
Non-vested at March 31	1,152,828	$	0.84	668,722	$	1.69	475,934	$	1.73

As of March 31, 2013, there was $636,178 of total unrecognized compensation costs related to stock options granted under the 2012 Plan and its predecessor plan. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 24 months. The total fair value of stock options that vested during the years ended March 31, 2013, 2012 and 2011 was $781,116, $363,238 and $512,720, respectively.

A summary of the non-vested shares under the Stock Bonus Plan as of March 31, 2013, 2012 and 2011 and changes during the years ended March 31, 2013, 2012 and 2011 are presented below:

	Year Ended March 31, 2013			Year Ended March 31, 2012			Year Ended March 31, 2011		
	Shares Under Contract	Weighted-Average Grant Date Fair Value		Shares Under Contract	Weighted-Average Grant Date Fair Value		Shares Under Contract	Weighted-Average Grant Date Fair Value	
Non-vested at April 1	167,680	$	2.44	62,199	$	2.50	98,929	$	2.97
Granted	-	$	-	-	$	-	-	$	-
Vested	(47,004)	$	2.49	-	$	-	-	$	-
Forfeited	-	$	-	-	$	-	-	$	-
Non-vested at June 30	120,676	$	2.42	62,199	$	2.50	98,929	$	2.97
Granted	440,934	$	0.87	213,398	$	2.34	235,173	$	2.51
Vested	(202,755)	$	1.17	(107,917)	$	2.28	(139,767)	$	2.57
Forfeited	-	$	-	-	$	-	-	$	-
Non-vested at September 30	358,855	$	1.22	167,680	$	2.44	194,335	$	2.70
Granted	13,932	$	0.88	-	$	-	7,903	$	1.92
Vested	(13,932)	$	0.88	-	$	-	(140,039)	$	2.74
Forfeited	-	$	-	-	$	-	-	$	-
Non-vested at December 31	358,855	$	1.22	167,680	$	2.44	62,199	$	2.50
Granted	-	$	-	-	$	-	-	$	-
Vested	-	$	-	-	$	-	-	$	-
Forfeited	-	$	-	-	$	-	-	$	-
Non-vested at March 31	358,855	$	1.22	167,680	$	2.44	62,199	$	2.50

As of March 31, 2013, there was $291,493 of total unrecognized compensation costs related to common stock granted under our Stock Bonus Plan. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 24 months. The total fair value of common stock granted under the Stock Bonus Plan that vested during the years ended March 31, 2013, 2012 and 2011 was $367,230, $245,745 and $743,454, respectively.

During the years ended March 31, 2013, 2012, and 2011 options to acquire 1,418,792, 569,710 and 629,965 shares of common stock, respectively, were granted under our 2012 Plan, 2002 Equity Incentive Plan and Directors' Plan. The weighted average estimated values of employee and director stock option grants, as well as the weighted average assumptions that were used in calculating such values during the years ended March 31, 2013, 2012 and 2011, were based on estimates at the date of grant as follows:

	Year Ended March 31,		
	2013	2012	2011
Weighted average estimated fair value of grant	$ 0.87 per option	$ 2.29 per option	$ 1.33 per option
Expected life (in years)	6.3 years	5.8 years	4.1 years
Risk free interest rate	1.30 %	2.59 %	1.56 %
Expected volatility	72.80 %	73.96 %	73.46 %
Expected dividend yield	0.00 %	0.00 %	0.00 %

Expected volatility is based on historical volatility. The expected life of options granted is based on historical experience.

Additional information with respect to stock option activity during the year ended March 31, 2013 under our 2012 Plan and its predecessor plan is as follows:

	Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at April 1, 2012	2,782,456	$ 2.81	4.0 years	$ -
Granted	25,000	$ 1.03		
Exercised	-	$ -		$ -
Forfeited	(2,518)	$ 2.40		
Outstanding at June 30, 2012	2,804,938	$ 2.80	3.8 years	$ -
Granted	1,075,000	$ 0.89		
Exercised	-	$ -		$ -
Forfeited	(16,985)	$ 2.73		
Outstanding at September 30, 2012	3,862,953	$ 2.27	5.2 years	$ 293,500
Granted	-	$ -		
Exercised	-	$ -		$ -
Forfeited	(81,892)	$ 3.43		
Outstanding at December 31, 2012	3,781,061	$ 2.24	5.0 years	$ -
Granted	-	$ -		
Exercised	-	$ -		$ -
Forfeited	(211,943)	$ 2.74		
Outstanding at March 31, 2013	3,569,118	$ 2.21	5.0 years	$ -
Exercisable at March 31, 2013	2,416,291	$ 2.69	3.2 years	$ -
Vested and expected to vest at March 31, 2013	3,512,109	$ 2.23	4.9 years	$ -

Additional information with respect to stock option activity during the year ended March 31, 2012 under our 2012 Plan is as follows:

	Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at April 1, 2011	2,630,491	$ 3.00	3.7 years	$ 959,001
Granted	-	$ -		
Exercised	-	$ -		$ -
Forfeited	(6,309)	$ 3.08		
Outstanding at June 30, 2011	2,624,182	$ 3.00	3.5 years	$ 39,661
Granted	389,588	$ 2.40		
Exercised	-	$ -		$ -
Forfeited	(35,931)	$ 3.54		
Outstanding at September 30, 2011	2,977,839	$ 2.92	4.1 years	$ -
Granted	25,000	$ 2.10		
Exercised	-	$ -		$ -
Forfeited	(1,985)	$ 2.40		
Outstanding at December 31, 2011	3,000,854	$ 2.91	3.9 years	$ -
Granted	-	$ -		
Exercised	-	$ -		$ -
Forfeited	(218,398)	$ 4.14		
Outstanding at March 31, 2012	2,782,456	$ 2.81	4.0 years	$ -
Exercisable at March 31, 2012	2,113,734	$ 2.87	2.7 years	$ -
Vested and expected to vest at March 31, 2012	2,755,229	$ 2.82	3.9 years	$ -

Additional information with respect to stock option activity during the year ended March 31, 2011 under our 2012 Plan is as follows:

	Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at April 1, 2010	2,377,075	$ 3.45	3.9 years	$ 2,509,155
Granted	-	$ -		
Exercised	(1,000)	$ 3.57		$ 600
Forfeited	(3,166)	$ 3.57		
Outstanding at June 30, 2010	2,372,909	$ 3.45	3.7 years	$ 1,264,435
Granted	510,132	$ 2.52		
Exercised	-	$ -		$ -
Forfeited	(6,334)	$ 3.59		
Outstanding at September 30, 2010	2,876,707	$ 3.28	4.0 years	$ 328,687
Granted	-	$ -		
Exercised	-	$ -		$ -
Forfeited	(7,119)	$ 2.37		
Outstanding at December 31, 2010	2,869,588	$ 3.29	3.7 years	$ 74,736
Granted	-	$ -		
Exercised	(30,966)	$ 2.12		$ 35,590
Forfeited	(208,131)	$ 7.07		
Outstanding at March 31, 2011	2,630,491	$ 3.00	3.7 years	$ 959,001
Exercisable at March 31, 2011	2,154,557	$ 2.99	3.2 years	$ 759,243
Vested and expected to vest at March 31, 2011	2,612,913	$ 3.00	3.7 years	$ 950,395

Additional information with respect to stock option activity during the year ended March 31, 2013 under our Directors' Plan is as follows:

	Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at April 1, 2012	445,754	$ 2.59	3.3 years	$ -
Granted	-	$ -		
Exercised	-	$ -		$ -
Forfeited	-	$ -		
Outstanding at June 30, 2012	445,754	$ 2.59	3.1 years	$ -
Granted	282,051	$ 0.79		
Exercised	-	$ -		$ -
Forfeited	(51,949)	$ 2.18		
Outstanding at September 30, 2012	675,856	$ 1.87	3.5 years	$ 104,359
Granted	36,741	$ 0.88		
Exercised	-	$ -		$ -
Forfeited	(23,076)	$ 3.40		
Outstanding at December 31, 2012	689,521	$ 1.76	3.5 years	$ -
Granted	-	$ -		
Exercised	-	$ -		$ -
Forfeited	(6,944)	$ 1.95		
Outstanding at March 31, 2013	682,577	$ 1.76	3.2 years	$ -
Exercisable at March 31, 2013	682,577	$ 1.76	3.2 years	$ -
Vested and expected to vest at March 31, 2013	682,577	$ 1.76	3.2 years	$ -

Additional information with respect to stock option activity during the year ended March 31, 2012 under our Directors' Plan is as follows:

	Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at April 1, 2011	329,786	$ 2.86	3.1 years	$ 129,642
Granted	-	$ -		
Exercised	-	$ -		$ -
Forfeited	-	$ -		
Outstanding at June 30, 2011	329,786	$ 2.86	2.9 years	$ 9,734
Granted	155,122	$ 2.04		
Exercised	-	$ -		$ -
Forfeited	(25,996)	$ 2.33		
Outstanding at September 30, 2011	458,912	$ 2.61	3.7 years	$ -
Granted	-	$ -		
Exercised	-	$ -		$ -
Forfeited	(13,158)	$ 3.40		
Outstanding at December 31, 2011	445,754	$ 2.59	3.6 years	$ -
Granted	-	$ -		
Exercised	-	$ -		$ -
Forfeited	-	$ -		
Outstanding at March 31, 2012	445,754	$ 2.59	3.3 years	$ -
Exercisable at March 31, 2012	445,754	$ 2.59	3.3 years	$ -
Vested and expected to vest at March 31, 2012	445,754	$ 2.59	3.3 years	$ -

Additional information with respect to stock option activity during the year ended March 31, 2011 under our Directors' Plan is as follows:

	Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at April 1, 2010	256,653	$ 3.15	2.6 years	$ 303,651
Granted	-	$ -		
Exercised	-	$ -		$ -
Forfeited	(977)	$ 7.63		
Outstanding at June 30, 2010	255,676	$ 3.13	2.4 years	$ 143,003
Granted	100,136	$ 2.63		
Exercised	-	$ -		$ -
Forfeited	(24,039)	$ 3.57		
Outstanding at September 30, 2010	331,773	$ 2.96	3.3 years	$ 45,771
Granted	19,697	$ 1.92		
Exercised	-	$ -		$ -
Forfeited	(21,684)	$ 3.40		
Outstanding at December 31, 2010	329,786	$ 2.86	3.4 years	$ 14,384
Granted	-	$ -		
Exercised	-	$ -		$ -
Forfeited	-	$ -		
Outstanding at March 31, 2011	329,786	$ 2.86	3.1 years	$ 129,642
Exercisable at March 31, 2011	329,786	$ 2.86	3.1 years	$ 129,642
Vested and expected to vest at March 31, 2011	329,786	$ 2.86	3.1 years	$ 129,642

Cash received by us upon the exercise of stock options for the years ended March 31, 2013, 2012 and 2011 was zero, zero and $69,116, respectively. The source of shares of common stock issuable upon the exercise of stock options is from authorized and previously unissued common shares.

(3) Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts and Billings in Excess of Costs and Estimated Earnings on Uncompleted Contracts

At March 31, 2013 and March 31, 2012, the estimated period to complete contracts in process ranged from one to twenty-one months and one to ten months, respectively. We expect to collect all related accounts receivable arising there from within sixty days of billing.

The following summarizes contracts in process:

		March 31, 2013	March 31, 2012
Costs incurred on uncompleted contracts	$	838,246	1,206,786
Estimated earnings		515,299	380,713
		1,353,545	1,587,499
Less billings to date		(1,175,281)	(1,516,324)
	$	178,264	71,175

Included in the accompanying balance sheets as follows:

		March 31, 2013	March 31, 2012
Costs and estimated earnings in excess of billings on uncompleted contracts	$	178,264	78,376
Billings in excess of costs and estimated earnings on uncompleted contracts		-	(7,201)
	$	178,264	71,175

(4) Inventories

Inventories consist of:

		March 31, 2013	March 31, 2012
Raw materials	$	8,097,342	7,189,930
Work-in-process		356,696	710,603
Finished products		2,544,423	2,663,615
	$	10,998,461	10,564,148

Our raw material inventory is subject to obsolescence and potential impairment due to bulk purchases in excess of customers' requirements. We periodically assess our inventories for recovery of carrying value based on available information, expectations and estimates, and adjust inventory carrying values to the lower of cost or market for estimated declines in the realizable value.

(5) Government Grants

We have a $45,145,534 grant (the "Grant") with the U.S. Department of Energy ("DOE") under the American Recovery and Reinvestment Act. The Grant provides funds to facilitate the manufacture and deployment of electric drive vehicles, batteries and electric drive vehicle components in the United States. Pursuant to the terms of the Agreement, the DOE will reimburse us for 50 percent of qualifying costs for the purchase of facilities, tooling and manufacturing equipment, and for engineering related to product qualification and testing of our electric propulsion systems and other products. The period of the Grant is through January 12, 2015. We recognize government grants when it is probable that the Company will comply with the conditions attached to the grant arrangement and the grant will be received.

Funding for qualifying project costs incurred is initially limited to $32.0 million until we provide the DOE with an updated total estimated cost of the project along with evidence of firm commitments for our 50 percent share of the total estimated cost of the project no later than July 12, 2013. If all such funds have not been secured, we must submit, by such date, a funding plan to obtain the remainder of such funds, which is acceptable to the DOE. In the event we do not satisfy the foregoing contingency, the Grant may be terminated. In addition, the Grant may be terminated at any time at the convenience of the government.

The Grant is also subject to our compliance with certain reporting requirements. The American Recovery and Reinvestment Act imposes minimum construction wages and labor standards for projects funded by the Grant. If we dispose of assets acquired using Grant funding, we may be required to reimburse the DOE upon such sale date if the fair value of the asset on the date of disposition exceeds $5,000. The amount of any such reimbursement shall be equal to 50 percent of the fair value of the asset on the date of disposition.

While UQM has exclusive patent ownership rights for any technology developed with Grant funds, we are required to grant the DOE a non-exclusive, non-transferable, paid-up license to use such technology.

At March 31, 2013, we had received reimbursements from the DOE under the Grant totaling approximately $19.6 million and had grant funds receivable of approximately $1.6 million.

The application of grant funds to eligible capital asset purchases under the Grant as of March 31, 2013 and March 31, 2012 are as follows:

	March 31, 2013		
	Purchase Cost	Grant Funding	Recorded Value
Land	$ 896,388	448,194	448,194
Building	9,906,736	4,953,368	4,953,368
Machinery and equipment	7,581,408	3,790,704	3,790,704
	$ 18,384,532	9,192,266	9,192,266

	March 31, 2012		
	Purchase Cost	Grant Funding	Recorded Value
Land	$ 896,388	448,194	448,194
Building	9,865,371	4,932,685	4,932,686
Machinery and equipment	7,163,597	3,581,799	3,581,798
	$ 17,925,356	8,962,678	8,962,678

(6) Impairment of Long-Lived Assets

During the fiscal year ended March 31, 2013, 2012 and 2011, we recorded total impairment charges of zero, $27,845 and zero, respectively for the impairment of long-lived assets.

Impairments for the fiscal year ended March 31, 2012 consist solely of capitalized costs, principally legal fees, associated with the preparation and filing of patent applications that were subsequently abandoned. Because no patents were issued, none of these patent application costs were amortized prior to their impairment.

(7) Patents and Trademarks

Patents owned by the Company, had a gross carrying amount of $1,052,082 and $1,039,095, accumulated amortization of $845,795 and $816,259, and a net carrying amount of $206,287 and $222,836, at March 31, 2013 and 2012, respectively. Trademarks owned by the Company had a gross carrying amount of $174,758 and $173,587, accumulated amortization of $64,230 and $59,743, and a net carrying value of $110,528 and $113,844 at March 31, 2013 and 2012, respectively. Patents and trademarks are amortized on a straight-line basis over the estimated useful life of the asset. The weighted-average period of amortization is 13 years for patents, and 40 years for trademarks.

Estimated future amortization of these intangible assets by fiscal year is as follows:

	Patents	Trademarks
2014	$ 33,593	4,487
2015	22,290	4,487
2016	17,823	4,487
2017	17,823	4,487
2018	17,385	4,487
Thereafter	97,373	88,093
	$ 206,287	110,528

(8) Other Current Liabilities

Other current liabilities consist of:

	March 31, 2013	March 31, 2012
Accrued payroll and employee benefits	$ 174,135	206,919
Accrued personal property and real estate taxes	264,814	229,470
Accrued warranty costs	77,393	154,978
Unearned revenue	71,442	1,705,715
Accrued royalties	48,336	31,493
Accrued import duties	813,740	-
Accrued vendor settlements	1,050,000	-
Other	99,575	526
	$ 2,599,435	2,329,101

(9) Income Taxes

Income tax benefit attributable to loss from operations differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent as a result of the following:

	Year Ended March 31, 2013	Year Ended March 31, 2012	Year Ended March 31, 2011
Computed "expected" tax benefit	$ (3,634,026)	(1,675,697)	(677,402)
Increase (decrease) in taxes resulting from:			
Adjustment of expiring net operating loss carry-forwards	1,364,055	382,741	1,035,833
Increase (decrease) in valuation allowance for net deferred tax assets	2,295,702	1,222,257	(530,092)
Other, net	(25,731)	70,699	171,661
Income tax benefit	$ -	-	-

The tax effects of temporary difference that give rise to significant portions of the net deferred tax asset are presented below:

	March 31, 2013	March 31, 2012
Deferred tax assets:		
Research and development credit carry-forwards	$ 4,073	$ 4,073
Net operating loss carry-forwards	22,998,447	21,182,834
Deferred compensation	242,840	275,156
Property and equipment	297,144	294,626
Intangible assets	64,994	55,067
Stock Compensation	847,069	722,039
Other	757,382	382,452
Total deferred tax assets	25,211,949	22,916,247
Less valuation allowance	(25,211,949)	(22,916,247)
Net deferred tax assets, net of valuation allowance	$ -	-

As of March 31, 2013 and March 31, 2012, respectively, we had net operating loss ("NOL") carry-forwards of approximately $67.3 million and $62.4 million for U.S. income tax purposes that expire in varying amounts through 2033. Approximately $5.3 million of the net operating loss carry-forwards are attributable to stock options, the benefit of which will be credited to additional paid-in capital if realized. However, due to the provisions of Section 382 of the Internal Revenue Code, the utilization of a portion of these NOLs may be limited. Future ownership changes under Section 382 could occur that would result in additional Section 382 limitations, which could further restrict the use of NOLs. In addition, any Section 382 limitation could reduce our ability for utilization to zero if we fail to satisfy the continuity of business enterprise requirement for the two-year period following an ownership change.

The valuation allowance for deferred tax assets of $25.2 million and $22.9 million at March 31, 2013 and 2012, respectively, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily net operating loss carry forwards in various tax jurisdictions. The Company continually assesses both positive and negative evidence to determine whether it is more-likely-than-not that the deferred tax assets can be realized prior to their expiration. Based on the Company's assessment it has determined the deferred tax assets are not currently realizable.

We have not recorded any potential liability for uncertain tax positions taken on our tax returns.

We may, from time to time, be assessed interest or penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to our financial results. Penalties are recorded in selling, general and administrative expenses and interest paid or received is recorded in interest expense or interest income, respectively, in the consolidated statements of operations.

(10) Significant Customers

We have historically derived significant revenue from a few key customers. Revenue from Electric Vehicles International totaled $1,494,024, $41,388, and $269,022 for the fiscal years ended March 31 2013, 2012 and 2011, respectively, which was 21 percent, 1 percent and 3 percent of our consolidated total revenue, respectively.

Trade accounts receivable from Electric Vehicle International were 3 percent and nil of consolidated total accounts receivable as of March 31, 2013 and 2012, respectively. Inventories consisting of raw materials, work-in-progress and finished goods for this customer totaled $152,987 and zero at March 31, 3013 and 2012, respectively.

Revenue from Meggitt (Addison), Inc. totaled $816,779, $747,924 and $626,966 for the fiscal years ended March 31, 2013, 2012 and 2011, respectively, which was 11 percent, 7 percent and 7 percent of our consolidated total revenue, respectively.

Trade accounts receivable from Meggitt (Addison), Inc. were 5 percent and 3 percent of consolidated total accounts receivable as of March 31, 2013 and 2012, respectively. Inventories consisting of raw materials, work-in-progress and finished goods for this customer totaled $191,176 and $185,007 at March 31, 2013 and 2012, respectively.

Revenue from Audi totaled $728,000, $455,000 and zero for the fiscal years ended March 31, 2103, 2012 and 2011, respectively, which was 10 percent, 4 percent and nil of our consolidated total revenue, respectively. Inventories consisting of raw materials, work-in-progress and finished goods for this customer totaled zero and $105,246 at March 31, 2013 and 2012, respectively.

Revenue from CODA Automotive totaled $213,745, $4,313,728 and $1,301,224 for the fiscal years ended March 31, 2013, 2012 and 2011, respectively, which was 3 percent, 43 percent and 14 percent of our consolidated total revenue, respectively.

Trade accounts receivable from CODA were nil and 61 percent of consolidated total accounts receivable as of March 31, 2013 and 2012, respectively Inventories consisting of raw materials and finished goods originally designated for CODA but transferred to general inventory at March 31, 2013 were $8,291,423. Inventories for CODA were $8,048,999 at March 31, 2012.

Revenue derived from contracts with agencies of the U.S. Government and from subcontracts with U.S. Government prime contractors totaled $1,078,930, $684,489 and $1,112,307 for the fiscal years ended March 31, 2013, 2012 and 2011, respectively, which was 15 percent, 7 percent and 12 percent of our consolidated total revenue, respectively. Accounts receivable from government-funded contracts represented 77 and 9 percent of total accounts receivable as of March 31, 2013 and 2012, respectively.

(11) Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short maturity of these instruments. The carrying value of investments is the amortized cost of the investments which approximates fair value. See Note 1(d).

(12) Fair Value Measurements

Liabilities measured at fair value on a recurring basis as of March 31, 2013 are summarized below:

		Fair Value at Reporting Date		
	Total	Quoted In Active Markets For Identical Liabilities (Level	Significant Other Observable Inputs (Level	Significant Unobservable Inputs (Level 3)
Deferred compensation under executive employment agreements [(1)]	$ 627,412	-	-	627,412

Note (1) $524,000 included in current liabilities and $103,412 included in long term liabilities on our consolidated balance sheet as of March 31, 2013.

Liabilities measured at fair value on a recurring basis as of March 31, 2012 are summarized below:

		Fair Value at Reporting Date		
	Total	Quoted In Active Markets For Identical Liabilities (Level	Significant Other Observable Inputs (Level	Significant Unobservable Inputs (Level 3)
Deferred compensation under executive employment agreements (1)	$ 715,107	-	-	715,107

Note (1) $152,007 included in current liabilities and $563,100 included in long term liabilities on our consolidated balance sheet as of March 31, 2012.

Deferred compensation under executive employment agreements represents the future compensation potentially payable under the retirement and voluntary termination provisions of executive employment agreements. The value of the Level 3 liability in the foregoing table was determined using a discounted cash flow model with a discount rate of 14 percent based on the expected cost of capital for the Company.

A summary of the liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3) follows:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) for the Fiscal Year Ended	
	March 31, 2013 Deferred Compensation On Executive Employment Agreements	March 31, Deferred Compensation On Executive Employment Agreements
Balance at beginning of period	$ 715,107	$ 1,316,372
Transfers into Level 3	-	-
Transfers out of Level 3	-	-
Total gains or losses (realized and unrealized):		
Included in earnings	64,312	137,935
Included in other comprehensive income	-	-
Settlements	(152,007)	(739,200)
Balance at the end of period	$ 627,412	$ 715,107
Loss for the period included in earnings attributable to the Level 3 liability still held at the end of the period	$ 64,312	$ 137,935

(13) 401(k) Employee Benefit Plan

We have established a 401(k) Savings Plan ("401K Plan") under which eligible employees may contribute up to 15 percent of their compensation. Employees over the age of 18 are eligible immediately upon hire to participate in the 401K Plan. At the direction of the participants, contributions are invested in several investment options offered by the 401K Plan. We currently match 33 percent of participants' contributions, subject to certain limitations. These matching contributions vest ratably over a three-year period. Matching contributions to the 401K Plan were $149,311, $135,825, and $96,074, for the years ended March 31, 2013, 2012, and 2011, respectively.

(14) Segments

Effective April 1, 2011, the Company merged its wholly-owned subsidiary UQM Power Products, Inc. into UQM Technologies, Inc. As a result of this merger, the operations of each of these entities are no longer managed or reported upon to management separately, and accordingly, the Company is no longer presenting segment information in its financial statements.

During the fiscal year ended March 31, 2011, we had two reportable segments: technology and power products. These reportable segments were strategic business units that offered different products and services. They were managed separately because each business required different business strategies. The technology segment encompassed our technology-based operations including core research to advance our technology, application and production engineering and product development and job shop production of prototype components. The power products segment encompassed the manufacture and sale of motors and electronic controllers. Salaries of the executive officers and corporate general and administrative expense were allocated to each segment annually based on factors established at the beginning of the fiscal year. The percentages allocated to the technology segment and power products segment for the fiscal year ended March 31, 2011 were 76 percent and 24 percent.

Intersegment sales or transfers, which were eliminated upon consolidation, were $767,935 for the year ended March 31, 2011.

The Company leased office, production and laboratory space in a building owned by a wholly-owned subsidiary of the Company. During the fiscal year ended March 31, 2011, this wholly-owned subsidiary's operations were included as part of the former Power Products segment. Intercompany lease payments were based on a negotiated rate for the square footage occupied and were $298,593 for the year ended March 31, 2011, and were eliminated upon consolidation.

The following table summarizes significant financial statement information after deducting intersegment eliminations of each of the reportable segments as of and for the year ended March 31, 2011:

		Technology	Power Products	Total
Revenue	$	5,884,486	3,136,816	9,021,302
Interest income	$	89,343	1,999	91,342
Interest expense	$	-	-	-
Depreciation and amortization	$	(462,312)	(402,260)	(864,572)
Impairment of inventories	$	(3,924)	(6,236)	(10,160)
Segment loss	$	(1,015,085)	(977,273)	(1,992,358)
Total assets	$	29,474,989	12,328,931	41,803,920
Expenditures for long-lived segment assets	$	(1,297,816)	(6,099,992)	(7,397,808)

(15) Commitments and Contingencies

Employment Agreements

The Company has entered into employment agreements with all of its officers. Subsequent to the end of the fiscal year, the Company entered into an employment agreement with David Rosenthal, the Company's newly appointed Treasurer, Secretary and Chief Financial Officer, who succeeded Mr. French who is retiring. Messrs. Ridenour, Rosenthal, Lutz, Schaffer and Mitchell have agreed to serve in their present capacity for a term expiring on August 31, 2015. The aggregate future base salary payable to the executive officers, excluding Mr. French, over their remaining terms is $2,318,333. In addition, we have recorded a liability of $627,412 and $715,107 at March 31, 2013 and March 31, 2012, respectively, representing the potential future compensation payable under the retirement and voluntary termination provisions of the employment agreements of the Company's current officers.

The employment agreements provide for severance payments under the conditions and for the amounts specified in the agreements.

Under the terms of Mr. French's employment agreement, he will receive a retirement payment of $524,000 thirty days after his retirement date.

Lease Commitments

At March 31, 2013, there were no operating leases.

Rental expense for the years ended March 31, 2013, 2012 and 2011, respectively, was zero, zero and $30,938.

Litigation

We are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, and based on current available information, the ultimate disposition of these matters is not expected to have a material adverse effect on our financial position, results of operations or cash flow.

(16) Interim Financial Data (Unaudited)

		Quarters Ended			
		June 30	September 30	December 31	March 31
Fiscal year 2013					
Sales	$	2,396,428	1,196,104	1,928,070	1,658,107
Gross profit	$	930,489	463,891	276,594	459,505
Net loss	$	(1,287,434)	(2,563,548)	(4,555,033)	(2,282,297)
Net loss per common share basic and diluted:	$	(0.04)	(0.07)	(0.12)	(0.06)

		Quarters Ended			
		June 30	September 30	December 31	March 31
Fiscal year 2012					
Sales	$	1,315,060	2,334,223	2,719,323	3,774,850
Gross profit	$	587,895	1,020,541	578,529	793,030
Net loss	$	(1,043,543)	(1,586,185)	(846,416)	(1,452,376)
Net loss per common share basic and diluted:	$	(0.03)	(0.04)	(0.03)	(0.04)

		Quarters Ended			
		June 30	September 30	December 31	March 31
Fiscal year 2011					
Sales	$	2,555,324	2,027,558	2,090,474	2,347,946
Gross profit	$	964,072	226,609	439,834	762,188
Net loss	$	(486,870)	(377,793)	(932,520)	(195,175)
Net loss per common share basic and diluted:	$	(0.01)	(0.01)	(0.03)	(0.01)

(17) Valuation and Qualifying Accounts

	Balance at Beginning of Year	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions	Balance at End of Year
Year ended March 31,2013					
Accrued warranty cost	$ 154,978	58,676	-	136,261 (A)	77,393
Allowance for doubtful accounts- deducted from accounts receivable	$ 127,697	3,838,092	-	127,697	3,838,092
Year ended March 31,2012					
Accrued warranty cost	$ 89,463	196,815	-	131,300 (A)	154,978
Allowance for doubtful accounts- deducted from accounts receivable	$ -	127,697	-	-	127,697
Year ended March 31,2011					
Accrued warranty cost	$ 75,903	142,598	-	129,038 (A)	89,463

Note (A) Represents actual warranty payments for units returned under warranty

(18) Subsequent Event

The Company has listed its former facility in Frederick, Colorado for sale with a commercial real estate broker. The facility has been reclassified as a current asset and the Company has discontinued depreciating the asset pending its sale.

In May 2013, the Company entered into an agreement to sell the facility held for sale for a sale price of $1,650,000. The carrying value of the facility was $1,621,257 and the sale transaction is estimated to generate cash proceeds, net of selling costs of approximately $1,525,000. As a result of the pending sale transaction, the Company reduced the carrying value of the facility to $1,525,000 at March 31, 2013.

ITEM 9. CHANGE IN AND DISAGREEMENTS WITH INDEPENDENT ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Controls Evaluation

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2013 under the supervision and with the participation of management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO").

Based on their evaluation as of March 31, 2013, our CEO and CFO have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective to ensure that the information required to be disclosed by our management in the reports that it files or submits under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosure.

Management Report on Internal Control Over Financial Reporting

Our management is responsible for all aspects of the business, including the preparation of the consolidated financial statements in this annual report. Management prepared the consolidated financial statements using accounting principles generally accepted in the United States. Management has also prepared the other information in this annual report and is responsible for its accuracy and consistency with the consolidated financial statements.

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting, including safeguarding of assets against unauthorized acquisition, use or disposition. This system is designed to provide reasonable assurance to management and the board of directors regarding preparation of reliable published financial statements and safeguarding of our assets. This system is supported with written policies and procedures and contains self-monitoring mechanisms. Appropriate actions are taken by management to correct deficiencies as they are identified. All internal control systems have inherent limitations, including the possibility of circumvention and overriding of controls, and, therefore, can provide only reasonable assurance as to the reliability of financial statement preparation and such asset safeguarding.

Management has assessed the effectiveness of our internal control over financial reporting as of March 31, 2013. In making this assessment, it used the criteria described in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management has concluded that, as of March 31, 2013, our internal control over financial reporting is effective. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors who oversees the financial reporting process.

The consolidated financial statements have been audited by the independent registered public accounting firm, Grant Thornton LLP.

Changes in Internal Control Over Financial Reporting

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fiscal year ended March 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

May 21, 2013

Eric R. Ridenour
President and Chief Executive Officer

David I. Rosenthal
Treasurer, Secretary and
Chief Financial Officer

ITEM 9B. OTHER INFORMATION

Compensatory Arrangements of Certain Officers

On May 21, 2013, the compensation and benefits committee of the Company's Board of Directors completed its annual review of the Company's executive compensation. The Company's Board of Directors reviewed the committee's recommendations, and approved the following changes in base salary for each of the following named executive officers:

Amendment to the Employment Agreement of Eric R. Ridenour - The Company's President and Chief Executive Officer, Eric R. Ridenour, is a party to an employment agreement with the Company, incorporated by reference from the Company's Current Report on Form 8-K filed May 1, 2013 as Exhibit 10.2. The Board of Directors approved an increase in Mr. Ridenour's annual base salary to $447,000 effective May 16, 2013. Mr. Ridenour, will continue to receive an auto allowance of $9,720 per year.

Amendment to Employment Agreement of Jon Lutz - The Company's Vice President of Engineering, Jon Lutz, is a party to an employment agreement with the Company, incorporated by reference from the Company's Current Report on Form 8-K filed May 1, 2013 as Exhibit 10.3. The Board of Directors approved an increase in Mr. Lutz's annual base salary to $209,000 effective May 16, 2013. Mr. Lutz, will continue to receive an auto allowance of $9,720 per year.

Employment Agreement with Adrian Schaffer - The Company's Vice President of Sales and Business Development, Adrian Schaffer, is a party to an employment agreement with the Company, incorporated by reference from the Company's Current Report on Form 8-K dated May 1, 2013 as Exhibit 10.4. The Board of Directors approved an increase in Mr. Schaffer's annual base salary to $208,000 effective May 16, 2013. Mr. Schaffer, will continue to receive an auto allowance of $9,720 per year.

Employment Agreement with Joe Mitchell - The Company's Vice President of Operations, Joe Mitchell, is a party to an employment agreement with the Company, incorporated by reference from the Company's Current Report on Form 8-K dated May 1, 2013 as Exhibit 10.5. The Board of Directors approved an increase in Mr. Mitchell's annual base salary to $205,000 effective May 16, 2013. Mr. Mitchell, will continue to receive an auto allowance of $9,720 per year.

Employment Agreement with David Rosenthal - The Company's Treasurer, Secretary and Chief Financial Officer, David Rosenthal, is a party to an employment agreement with the Company, incorporated by reference from the Company's Current Report on Form 8-K dated May 1, 2013 as Exhibit 10.1. The Board of Directors approved an annual base salary of $235,000 for Mr. Rosenthal effective on his initial hire date of May 1, 2013. Mr. Rosenthal will also receive an auto allowance of $9,720 per year.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Additional information required by Item 10 is incorporated by reference from and contained under the headings "Election of Directors", "Management" "Section 16(a) Beneficial Ownership Reporting Compliance" and "Code of Ethics" in our Definitive Proxy Statement for the Annual Meeting of Shareholders' to be held August 7, 2013.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated by reference from and contained under the headings "Executive Compensation", "Option Grants during Fiscal Year 2013," "Aggregate Option Exercises During Fiscal Year 2013," "Option Values at the End of Fiscal Year 2013," "Director Compensation," "Compensation discussion and Analysis," "Compensation and Benefits Committee Report," and "Compensation Committee Interlocks" in our definitive Proxy Statement for the Annual Meeting of Shareholders' to be held August 7, 2013.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 is incorporated by reference from and contained under the heading "Security Ownership of Certain Owners and Management" and "Equity Compensation Plan Information" in our definitive Proxy Statement for the Annual Meeting of Shareholders' to be held August 7, 2013.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by Item 13 is incorporated by reference from and contained under the headings "Certain Relationships and Related Transactions" in our definitive Proxy Statement for the Annual Meeting of Shareholders' to be held August 7, 2013.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by Item 14 is incorporated by reference from and contained under the heading "Ratification of Selection of Independent Auditors" in our definitive Proxy Statement for the annual meeting of shareholders to be held August 7, 2013.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements

UQM Technologies, Inc. (included in Part II):

Report of Independent Registered Public Accounting Firm.

Consolidated Balance Sheets, March 31, 2013 and March 31, 2012.

Consolidated Statements of Operations for the Years Ended March 31, 2013, 2012, and 2011.

Consolidated Statements of Stockholders' Equity for the Years Ended March 31, 2013, 2012, and 2011.

Consolidated Statements of Cash Flows for the Years Ended March 31, 2013, 2012, and 2011.

Notes to Consolidated Financial Statements.

2. Financial Statement Schedules:

Valuation and Qualifying Accounts. See note 17 to the Consolidated Financial Statements above.

3. Exhibits:

3.1 Restated Articles of Incorporation. Reference is made to Exhibit 3.2 of our Annual Report on Form 10-K for the year ended October 31, 1993 (No. 1-10869), which is incorporated herein by reference.

3.2 Bylaws. Reference is made to Exhibit 3.1 of our Annual Report on Form 10-K for the year ended March 31, 2005 (No. 1-10869)), which is incorporated herein by reference.

3.3 Amendment to the Bylaws. Reference is made to Exhibit 3.1 of our current report on Form 8-K filed February 14, 2011 (No. 1-10869), which is incorporated herein by reference.

4.1 Specimen Stock Certificate. Reference is made to Exhibit 3.1 of our Registration Statement on Form 10 dated February 27, 1980 (No. 1-10869), which is incorporated herein by reference.

10.1 Assistance Agreement between the Company and the U.S. DOE/NETL. Reference is made to Exhibit 10.1 of our Current Report on Form 8-K filed on January 20, 2011 (No. 1-10869), which is incorporated herein by reference.

10.2 Modification Number One to the Assistance Agreement between the Company and the U.S. DOE/NETL. Reference is made to Exhibit 10.1 of our Current Report on Form 8-K, filed on May 17, 2011 (No. 1-10869), which is incorporated herein by reference.

10.3 Modification Number Two to the Assistance Agreement between the Company and the U.S. DOE/NETL. Reference is made to Exhibit 10.1 of our current report on Form 8-K, filed on June 28, 2010 (No. 1-10869), which is incorporated herein by reference.

10.4 Modification Number Three to the Assistance Agreement between the Company and the U.S. DOE/NETL. Reference is made to Exhibit 10.1 of our current report on Form 8-K, filed August 26, 2010 (No. 1-10869), which is incorporated herein by reference.

10.5 Modification Number Four to the Assistance Agreement between the Company and the U.S. DOE/NETL. Reference is made to Exhibit 10.1 of our current report on Form 8-K, filed September 9, 2010 (No. 1-10869), which is incorporated herein by reference.

10.6 Modification Number Six to the Assistance Agreement between the Company and the U.S. DOE/NETL. Reference is made to Exhibit 10.1 of our current report on Form 8-K, filed June 29, 2011 (No. 1-10869), which is incorporated herein by reference.

10.7	Modification Number Seven to the Assistance Agreement between the Company and the U.S. DOE/NETL. Reference is made to Exhibit 10.1 of our current report on Form 8-K, filed April 17, 2012 (No. 1-10869), which is incorporated herein by reference.
10.8	Supply Agreement with CODA Automotive. Reference is made to Exhibit 99.1 of our Quarterly Report on Form 10-Q, filed October 28, 2010 (No. 1-10869), which is incorporated herein by reference.
10.9	Amendment to the Supply Agreement with CODA Automotive*. Reference is made to Exhibit 10.1 of our Form 10-Q, filed October 27, 2011, which is incorporated herein by reference.
10.10	UQM Technologies, Inc. Employee Stock Purchase Plan. ** Reference is made to Exhibit 4.1 to the Company's Registration Statement on Form S-8 (No. 333-164705) filed on February 5, 2011, which is incorporated herein by reference.
10.11	Stock Bonus Plan. ** Reference is made to Exhibit 10.2 of our Current Report on Form 8-K filed on August 12, 2005 (No. 1-10869), which is incorporated herein by reference.
10.12	Amendment to UQM Technologies, Inc. Stock Bonus Plan dated May 9, 2012. ** Reference is made to Exhibit 10.22 of our Form 10-K filed May 24, 2012, which is incorporated herein by reference.
10.13	UQM Technologies, Inc. Outside Director Stock Option Plan amended November 2, 2011. ** Reference is made to Exhibit 10.21 of our Form 10-K filed May 24, 2012, which is incorporated herein by reference.
10.14	UQM Technologies, Inc. 2012 Equity Incentive Plan adopted April 11, 2012.** Reference is made to Exhibit 10.19 of our Form 10-K filed May 24, 2012, which is incorporated herein by reference.
10.15	Form of Incentive Stock Option Agreement. ** Reference is made to Exhibit 10.6 of our Annual Report on Form 10-K, filed on May 22, 2009 (No. 1-10869), which is incorporated herein by reference.
10.16	Form of Non-Qualified Stock Option Agreement. ** Reference is made to Exhibit 10.7 of our Annual Report on Form 10-K, filed on May 22, 2009 (No. 1-10869), which is incorporated herein by reference.
10.17	Form of Restricted Stock Agreement, amended May 9, 2012. Reference is made to Exhibit 10.20 of our Form 10-K filed May 24, 2012, which is incorporated herein by reference.
10.18	Amended employment agreement with Eric. R Ridenour dated April 30, 2013.** Reference is made to Exhibit 10.2 of our current report on Form 8-K, filed May 1, 2013 (No. 1-10869), which is incorporated herein by reference.
10.19	Amended Restricted Stock Agreement with Mr. Ridenour dated October 20, 2010.** Reference is made to Exhibit 10.1 to our current report on Form 8-K filed October 22, 2010 (No. 1-10869), which is incorporated herein by reference.
10.20	Amended Employment Agreement with Donald A. French dated August 13, 2010.** Reference is made to Exhibit 10.1 to our current report on Form 8-K, filed on August 18, 2011 (No. 1-10869), which is incorporated herein by reference.
10.21	Employment agreement with David I. Rosenthal. ** Reference is made to Exhibit 10.1 to our current report on Form 8-K, filed on May 1, 2013 (No. 1-10869), which is incorporated herein by reference.
10.22	Amended employment agreement with Jon Lutz dated April 30, 2013.** Reference is made to Exhibit 10.3 to our current report on Form 8-K, filed on May 1, 2013 (No. 1-10869), which is incorporated herein by reference.
10.23	Amended employment agreement with Adrian Schaffer dated April 30, 2013.** Reference is made to Exhibit 10.4 of our current report on Form 8-K, filed May 1, 2013 (No. 1-10869), which is incorporated herein by reference.
10.24	Amended Employment Agreement with Joseph Mitchell dated April 30, 2013.** Reference is made to Exhibit 10.1 of our current report on Form 8-K, filed May 1, 2013 (No. 1-10869), which is incorporated herein by reference.

10.25	Separation Agreement and Release with Ron Burton dated May 2, 2012. Reference is made to Exhibit 10.23 of our Form 10-K filed May 24, 2012, which is incorporated herein by reference.
21.1	Subsidiaries of the Company. Reference is made to Exhibit 21.1 of our Form 10-K filed May 24, 2012, which is incorporated herein by reference.
23.1	Consent of Grant Thornton LLP.
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act 2002.

*confidential treatment request has been granted.
** management contract or compensation plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, UQM Technologies, Inc. has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Longmont, Colorado on the 21st day of May, 2013.

UQM TECHNOLOGIES, INC.,
a Colorado Corporation

By: /s/ ERIC R. RIDENOUR
Eric R. Ridenour
President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of UQM Technologies, Inc., in the capacities indicated and on the date indicated.

Signature	Title	Date
/s/WILLIAM G. RANKIN William G. Rankin	Chairman of the Board of Directors	May 21, 2013
/s/ERIC R. RIDENOUR Eric R. Ridenour	President and Chief Executive Officer	May 21, 2013
/s/DAVID I. ROSENTHAL David I. Rosenthal	Treasurer and Secretary (Principal Financial and Accounting Officer)	May 21, 2013
/s/DONALD A. FRENCH Donald A. French	Director	May 21, 2013
/s/STEPHEN J. ROY Stephen J. Roy	Director	May 21, 2013
s/JOSEPH P. SELLINGER Joseph P. Sellinger	Director	May 21, 2013
/s/JOHN E. SZTYKIEL John E. Sztykiel	Director	May 21, 2013
/s/DONALD W. VANLANDINGHAM Donald W. Vanlandingham	Director	May 21, 2013

Certification

I, Eric R. Ridenour, certify that:

1. I have reviewed this Annual Report on Form 10-K of UQM Technologies, Inc.:

2. Based on my knowledge, this Report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

    d. Disclosed in this Report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: May 21, 2013

/s/ ERIC R RIDENOUR
Eric R. Ridenour
President and Chief Executive Officer

Exhibit 31.2

Certification

I, David I. Rosenthal, certify that:

6. I have reviewed this Annual Report on Form 10-K of UQM Technologies, Inc.:

7. Based on my knowledge, this Report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

8. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report;

9. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

   d. Disclosed in this Report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

10. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: May 21, 2013

/s/ DAVID I. ROSENTHAL
David I. Rosenthal
Treasurer, Secretary and
Chief Financial Officer

CERTIFICATE PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of UQM Technologies, Inc. (the "Company") on Form 10-K for the annual period ended March 31, 2013 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Chief Executive Officer and Chief Financial Officer of the Company hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that: 1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and 2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods covered in the report.

/s/ ERIC R RIDENOUR
Eric R. Ridenour
President and Chief Executive Officer

/s/ DAVID I. ROSENTHAL
David I. Rosenthal
Treasurer, Secretary and Chief Financial Officer

Date: May 21, 2013

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UQM TECHNOLOGIES, INC.
4120 Specialty Place
Longmont, Colorado 80504


SEC MAIL PROCESSING
RECEIVED
JUN 25 2013
WASH, D.C.
193
SECTION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 7, 2013

The annual meeting of shareholders of UQM Technologies, Inc. will be held on August 7, 2013, at 10:00 a.m., Denver Time at the Golden Hotel, 800 Eleventh Street, Golden, CO 80401 for the following purposes:

1. To elect a Board of six directors to serve for the ensuing year and thereafter until their successors are duly elected and qualified.

2. To consider and vote upon a proposal to ratify the appointment of Grant Thornton LLP to act as independent auditors for the fiscal year ending March 31, 2014.

3. To approve the amendment of the 2012 Equity Incentive Plan to increase the number of shares available for grant under stock option awards by 1,000,000 shares.

4. To approve the amendment of the Stock Bonus Plan to increase the number of shares available for grant by 100,000 shares.

5. To approve on an advisory basis the compensation for our named executive officers.

6. To transact such other business as may properly come before the meeting.

The record date for the Annual Meeting of Shareholders has been fixed at June 11, 2013. Only shareholders of record at the close of business on that date will be entitled to notice of and to vote at the meeting.

June 12, 2013

By order of the Board of Directors

David I. Rosenthal, Secretary

YOUR VOTE IS IMPORTANT. Please vote, whether or not you expect to attend the Annual Meeting, as soon as possible. You may vote by using the internet or by telephone or by signing and returning the paper proxy card by mail. Your vote is being solicited by the Board of Directors. If you attend the meeting, you may vote in person even though you have submitted a proxy.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDERS MEETING TO BE HELD ON AUGUST 7, 2013

Our Proxy Statement and Fiscal Year 2013 Annual Report on Form 10-K are available online at www.envisionreports.com/UQM.

TABLE OF CONTENTS

PROXY STATEMENT

UQM TECHNOLOGIES, INC.
4120 Specialty Place
Longmont, Colorado 80504

ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 7, 2013

This proxy statement and proxy card are furnished in connection with the solicitation of proxies to be voted at our annual meeting of shareholders, which will be held at the Golden Hotel, 800 Eleventh Street, Golden, CO 80401, on August 7, 2013, at 10:00 a.m. Denver time. On June 21, 2013, we began mailing to shareholders of record either a Notice of Internet Availability of Proxy Materials ("Notice") or this proxy statement and proxy card.

Why am I receiving this proxy statement and proxy card?

You have received these proxy materials because our Board of Directors is soliciting your proxy to vote your shares at the annual meeting. This proxy statement describes issues on which we would like you to vote at our annual meeting of shareholders. It also gives you information on these issues so that you can make an informed decision.

The expense of this solicitation is being borne by the Company. Further solicitation of proxies may be made by telephone or oral communication by regular employees of the Company, who will not be additionally compensated for this work or by Alliance Advisors, a proxy solicitation firm, which is being paid $8,250 for its services.

Our Board of Directors has made this proxy statement and proxy card available to you on the Internet because you own shares of UQM Technologies, Inc. common stock, in addition to delivering printed versions of this proxy statement and proxy card by mail to certain shareholders who have requested this form of delivery.

When you vote by using the Internet, by telephone or (if you received your proxy card by mail) by signing and returning the proxy card, you appoint David I. Rosenthal and Eric R. Ridenour as your representatives at the annual meeting. They will vote your shares at the annual meeting as you have instructed them or, if an issue that is not on the proxy card comes up for vote, in accordance with their best judgment. This way, your shares will be voted whether or not you attend the annual meeting. Even if you plan to attend the annual meeting, we encourage you to vote in advance by using the Internet, by telephone or (if you received your proxy card by mail) by signing and returning your proxy card.

Why did I receive a Notice of Internet Availability of Proxy Materials in the mail instead of a printed set of proxy materials?

Pursuant to rules adopted by the Securities and Exchange Commission, we are permitted to furnish our proxy materials over the Internet to our shareholders by delivering a Notice in the mail. We are sending the Notice to most shareholders. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access and review the proxy statement and Annual Report on Form 10-K over the Internet. The Notice also instructs you on how you may submit your proxy over the Internet. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting these materials contained in the Notice.

Shareholders who receive a printed set of proxy materials will not receive the Notice, but may still access our proxy materials and submit their proxies over the Internet at www.envisionreports.com/UQM.

Who is entitled to vote?

Holders of our common stock at the close of business on June 11, 2013 are entitled to vote. As of that date there were 37,028,364 shares of our $0.01 par value common stock outstanding, each share being entitled to one vote. There are no other classes of voting securities.

How do I vote?

Shareholders of record may vote by using the Internet, by telephone or (if you received a proxy card by mail) by mail as described below. Shareholders also may attend the meeting and vote in person. If you own common shares through a bank or broker, please refer to your proxy card, Notice or other information forwarded by your bank or broker to see which voting options are available to you.

- *You may vote by using the Internet.* The address of the website for Internet voting is www.envisionreports.com/UQM. Internet voting is available 24 hours a day and will be accessible until 1:00 a.m. Eastern Time on August 7, 2013. Easy-to-follow instructions allow you to vote your shares and confirm that your instructions have been properly recorded.
- *You may vote by telephone.* The toll-free telephone number is noted on your proxy card. Telephone voting is available 24 hours a day and will be accessible until 1:00 a.m. Eastern Time on August 7, 2013. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded.
- *You may vote by mail.* If you received a proxy card by mail and choose to vote by mail, simply mark your proxy card, date and sign it, and return it in the postage-paid envelope.

The method you use to vote will not limit your right to vote at the annual meeting if you decide to attend in person. Written ballots will be passed out to anyone who wants to vote at the annual meeting. If you hold your shares in "street name," you must obtain a proxy, executed in your favor, from the holder of record to be able to vote in person at the annual meeting.

What if I change my mind after I return my proxy?

You may revoke your proxy and change your vote at any time before the polls close at the annual meeting. You may do this by:

- submitting a subsequent proxy by using the Internet, by telephone or by mail with a later date;
- sending written notice of revocation to our Corporate Secretary at 4120 Specialty Place, Longmont, CO 80504; or
- voting in person at the annual meeting.

Attendance at the meeting will not by itself revoke a proxy.

How many votes do you need to hold the annual meeting and what is the required vote on each proposal?

The presence, in person or by proxy, of the holders of one-third of the outstanding shares of common stock entitled to vote will constitute a quorum. If a quorum is present, we can hold the annual meeting and conduct business. If a quorum is present, the affirmative vote of a majority of the shares represented at the annual meeting and entitled to vote for each of the proposals is required for passage. Cumulative voting is not allowed on any proposal.

Shares that either abstain from voting on a proposal presented or which lack authority to vote will have no effect in the tabulation of votes on such proposal although they will be counted toward the presence of a quorum.

No cumulative voting rights are authorized, and dissenters' rights are not applicable to these matters.

On what items am I voting?

You are being asked to vote on five items:

- to elect six directors nominated by the Board of Directors and named in the proxy statement to serve until our 2014 annual meeting of shareholders;
- to ratify the appointment of Grant Thornton LLP as our independent registered public accountants for the year ending March 31, 2014.
- To consider and vote upon a proposal to approve the amendment of the 2012 Equity Incentive Plan to increase the number of shares available for grant under stock option awards by 1,000,000 shares.
- To consider and vote upon a proposal to approve the amendment of the Stock Bonus Plan to increase the number of shares available for grant by 100,000 shares.
- to approve, on an advisory basis, the executive compensation of the named executive officers as disclosed in this proxy statement;

How may I vote in the election of directors, and how many votes must the nominees receive to be elected?

With respect to the election of directors, for each of the six (6) director nominees you may:

- vote FOR the nominee for director; or
- WITHHOLD approval of the nominee for director

At the annual meeting, a nominee will only be elected if the number of votes cast "for" the nominee's election is greater than the number of "withhold" votes cast with respect to that nominee.

What happens if a nominee is unable to stand for election?

If a nominee is unable to stand for election, the Board may either:

- reduce the number of directors that serve on the Board, or
- designate a substitute nominee.

If the Board designates a substitute nominee, shares represented by proxies voted for the nominee who is unable to stand for election will be voted for the substitute nominee.

How may I vote for the proposal to ratify the appointment of our independent registered public accountants, and how many votes must this proposal receive to pass?

With respect to this proposal, you may:

- vote FOR the ratification of the accountants;
- vote AGAINST the ratification of the accountants; or
- ABSTAIN from voting on the proposal.

In order to pass, the proposal must receive the affirmative vote of a majority of the shares represented at the annual meeting and entitled to vote. If you abstain from voting on the proposal, it will have no effect in the tabulation of votes.

How may I vote for the proposal to approve the amendment of the 2012 Equity Incentive Plan to increase the number of shares available for grant under stock option awards by 1,000,000 shares and how many votes must this proposal receive to pass?

With respect to this proposal, you may:

- vote FOR the approval of the amendment of the 2012 Equity Incentive Plan;
- vote AGAINST the approval of the amendment of the 2012 Equity Incentive Plan; or
- ABSTAIN from voting on the proposal.

In order to pass, the proposal must receive the affirmative vote of a majority of the votes that could be cast at the annual meeting by the holders who are present in person or by proxy. If you abstain from voting on the proposal, it will have no effect in the tabulation of votes.

How may I vote for the proposal to approve the amendment of the Stock Bonus Plan to increase the number of shares available for grant by 100,000 shares and how many votes must this proposal receive to pass?

With respect to this proposal, you may:

- vote FOR the approval of the amendment of the Stock Bonus Plan;
- vote AGAINST the approval of the amendment of the Stock Bonus Plan; or
- ABSTAIN from voting on the proposal.

In order to pass, the proposal must receive the affirmative vote of a majority of the votes that could be cast at the annual meeting by the holders who are present in person or by proxy. If you abstain from voting on the proposal, it will have no effect in the tabulation of votes.

How may I vote on the proposal to approve, on an advisory basis, the executive compensation of the named executive officers as disclosed in this proxy statement, and how many votes must this proposal receive to pass?

With respect to this proposal, you may:

- vote FOR the approval, on an advisory basis, of executive compensation;
- vote AGAINST the approval, on an advisory basis, of executive compensation; or
- ABSTAIN from voting on the proposal.

In order to pass, the proposal must receive the affirmative vote of a majority of the shares represented at the annual meeting and entitled to vote. If you abstain from voting on the proposal, it will have no effect in the tabulation of votes.

How does the Board of Directors recommend that I vote?

The Board recommends that you vote as follows:

- FOR all six director nominees;
- FOR the ratification of the accountants;
- FOR the approval of the amendment of the 2012 Equity Incentive Plan;
- FOR the approval of the amendment of the Stock Bonus Plan; and
- FOR the approval, on an advisory basis, of executive compensation

What happens if I sign and return my proxy card but do not provide voting instructions?

If you return a signed card but do not provide voting instructions, your shares will be voted as follows:

- FOR all six director nominees;
- FOR the ratification of the accountants;
- FOR the approval of the amendment of the 2012 Equity Incentive Plan;
- FOR the approval of the amendment of the Stock Bonus Plan; and
- FOR the approval, on an advisory basis, of executive compensation

Will my shares be voted if I do not vote by using the Internet, by telephone or by signing and returning my proxy card?

If your shares are held in street name through a bank or broker, your bank or broker may only vote your shares under certain limited circumstances if you do not provide voting instructions before the annual meeting, in accordance with New York Stock Exchange ("NYSE") rules that govern the banks and brokers. These circumstances include voting your shares on "routine matters," such as the ratification of the appointment of our independent registered public accountants described in this proxy statement (Proposal Number 2). With respect to Proposal Number 2, therefore, if you do not vote your shares, your bank or broker may vote your shares on your behalf or leave your shares unvoted.

The remaining proposals are not considered routine matters under NYSE rules relating to voting by banks and brokers. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. This is called a "broker non-vote." Broker non-votes that are represented at the annual meeting will be counted for purposes of establishing a quorum, but not for determining the number of shares voted for or against any non-routine matter, and therefore will have no effect on the outcome of the vote with respect to any non-routine matter.

IN ORDER TO HAVE YOUR VOTING PREFERENCES ON PROPOSAL NUMBER 1, 3, 4, and 5 REFLECTED IN THE VOTING TABULATION YOU MUST PROVIDE INSTRUCTIONS DIRECTLY TO YOUR BANK OR BROKERAGE FIRM VIA TELEPHONE OR THE INTERNET OR BY VOTING AND MAILING THE PAPER PROXY CARD MAILED TO YOU.

What do I need to show to attend the annual meeting in person?

If your shares are held in street name through a bank or broker, you will need proof of your share ownership (such as a recent brokerage statement or letter from your broker showing that you owned shares of UQM

Technologies, Inc. common stock as of June 11, 2013) and a form of photo identification. If you do not have proof of ownership and valid photo identification, you may not be admitted to the annual meeting.

Can I receive future proxy materials and annual reports electronically?

Yes. This proxy statement and the Fiscal Year 2013 Annual Report on Form 10-K are available on our website located at *www.uqm.com*. Instead of receiving paper copies in the mail, shareholders can elect to receive future annual reports and proxy materials over the internet. Opting to receive your proxy materials electronically will save us the cost of producing and mailing documents to you, will reduce the environmental impact of our annual meetings and will give you an automatic link to the proxy voting site.

To request electronic delivery of future materials please contact our transfer agent Computershare Trust Company, N.A. by telephone free of charge at 1-866-641-4276 or by e-mail at investorvote@computershare.com.

Will the voting results be announced by the Company?

Yes. We will report the voting results on Form 8-K within four business days following the conclusion of the Annual Meeting of Shareholders. The Form 8-K will be available through our website at www.uqm.com or at www.sec.gov.

Householding of Annual Meeting Materials

We, along with some banks, brokers and other nominee record holders may be participating in the practice of "Householding" proxy statements and annual reports. This means that only one copy of the Company's Notice of Internet Availability Proxy Statement or Annual Report on Form 10-K may have been sent to multiple shareholders sharing a household. The Company will promptly deliver a separate copy of either document to any shareholder upon written or oral request to the Secretary of the Company, UQM Technologies, Inc., 4120 Specialty Place, Longmont, Colorado 80504, telephone: (303) 682-4900. Any Shareholder who wants to receive separate copies of the Proxy Statement or Annual Report on Form 10-K in the future, or any shareholder who is receiving multiple copies and would like to receive only one per household, should contact the shareholder's bank, broker, or other nominee record holder, or the shareholder may contact the Company at the above address and phone number.

PROPOSAL 1

ELECTION OF DIRECTORS

Pursuant to the bylaws of the Company, the Board of Directors sets the number of directors. The Board of Directors currently consists of six members. The Board of Directors has nominated six candidates to stand for re-election to the Board of Directors, four of whom (Messrs. Roy, Vanlandingham, Sellinger and Sztykiel) are independent directors, as defined in the applicable rules of the Securities and Exchange Commission and the NYSE MKT Stock Exchange ("NYSE MKT") (the new name of the NYSE Amex Exchange). The other two members are the Company's Chief Executive Officer and the Company's former Chief Executive Officer. Proxies may not be voted for more than six persons. The Board of Directors is not classified, and each director serves for a term of one year and thereafter until his successor is duly elected and qualified.

At the Annual Meeting, the shareholders will elect six members to the Board of Directors. In the absence of instructions to the contrary, the proxy holders will vote the shares represented by proxy in favor of the nominees listed below. The Company expects each of the nominees listed below to be able to serve as a director. If any nominee should become unavailable, however, it is intended that the proxy holders will vote for a substitute designated by management.

Name	Age	Position with the Company	Officer or Director Since	Business Experience
William G. Rankin	69	Chairman of the Board, Member of the Governance and Nominating Committee	1994	Chairman of the Board of Directors since February 2000; Chief Executive Officer from August 1999 through November 2010; President and Chief Operating Officer from January 1996 through August 2010.
Eric R. Ridenour	54	President and Chief Executive Officer	2010	Chief Executive Officer since December 2010. President and Chief Operating Officer since September 2010. Consultant from September, 2007 to August 2010. Chief Operating Officer, the Chrysler Group and member of the Board of Management, DaimlerChrysler AG from September 2005 to August 2007.
Stephen J. Roy	63	Director, Member of the Audit Committee and Compensation and Benefits Committee	2000	Principal, STL Capital Partners, LLC since 2002. Managing Director- Investment Banking for A. G. Edwards & Sons, Inc. from 1989 through 2002.
Donald W. Vanlandingham	73	Director, Member of the Compensation and Benefits Committee and Governance and Nominating Committee	2003	Chairman of the Board of Directors of Ball Aerospace and Technologies Corporation, a wholly-owned subsidiary of Ball Corporation from 2002 to 2003; President and Chief Executive Officer of Ball Aerospace and Technologies Corporation from 1996 to 2002.
Joseph P. Sellinger	67	Director, Member of the Audit Committee and Compensation and Benefits Committee	2008	Vice President Anheuser Busch Companies and Chairman, President and Chief Executive Officer of the Anheuser Busch Packaging Group from 2000 to 2006.
John E. Sztykiel	56	Director, Member of the Audit Committee and Chairman of the Governance and Nominating Committee	2012	President, Chief Executive Officer and Director, Spartan Motors, Inc. since June 2002.

We have provided below information about each nominee's specific experience, qualifications, attributes or skills that led our Board of Directors to conclude that the nominee should serve as a director of the Company at the time we are filing this proxy statement, in light of our business and corporate strategy.

Mr. Rankin, our Chairman, has been a member of our Board for over a decade and, until his retirement in November 2010, served as our Chief Executive Officer. In that position and others, he served as an executive officer of the Company for a total eighteen years. Mr. Rankin brings to the Board a deep understanding of the Company, its technologies, customers, competitors and the industry in which we operate. We believe his historical knowledge of our research and product development efforts as well as his industry relationships cultivated over the last decade and a half provide valuable insight and guidance for our current management. The Board benefits from this continuity of knowledge and experience.

Mr. Ridenour, our Chief Executive Officer, was appointed to the Board in September 2010. The Board believes it is critical that Mr. Ridenour be a member of the Board to align the leadership and operation of the Company with the Board's oversight and direction. Mr. Ridenour, with nearly three decades of experience in the automotive industry, brings deep and valuable industry knowledge and relationships to the Company. Mr.

Ridenour's experience as Chief Operating Officer of the Chrysler Group and member of the Board of Management of DaimlerChrysler AG, along with several other prior senior level appointments, brings significant expertise and insight to the Company. From his experience with other companies, he brings an outside perspective and new ideas to the management of the Company.

Mr. Roy has been an independent director of the Company for over a decade. With 30 years of investment banking experience and eight years' experience as a principal and co-founder of a private equity business, Mr. Roy brings valuable insight to the Company in finance and accounting, capital markets and business analysis. Mr. Roy has the financial background and skills to serve as an "audit committee financial expert."

Mr. Vanlandingham has been an independent director of the Company for nine years. He brings several years of leadership and management experience with a major technology and manufacturing company to his role on the Board. With experience in overseeing development of technology and complex equipment with attention to development schedules and budgets, he brings valuable insight to the Board as it oversees the Company's operations and strategy.

Mr. Sellinger has been an independent director of the Company since 2008. He brings extensive senior management experience with a major manufacturing company to his role on the Board. From his experience running a high volume manufacturing business with annual sales in excess of $1 billion, he provides valuable insight to the Board on operations, planning and implementation of strategy, risk management and other issues as the Company launches volume production of its products.

Mr. Sztykiel has been an independent director of the Company since 2012. Mr. Sztykiel has been the chief executive officer of a manufacturer of trucks and truck components for the last eleven years. In this capacity, Mr. Szytkiel has extensive senior management and marketing experience in the North American truck market. Mr. Sztykiel's extensive management experience in a manufacturing company servicing the truck market provides valuable insight to the Board on strategy, marketing and manufacturing of the Company's products.

No family relationship exists between any director, executive officer, significant employee or person nominated or chosen by the Company to become a director or executive officer. There are no arrangements or understandings between any director and any other person pursuant to which any director was nominated as a director.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES PRESENTED.

During the fiscal year ended March 31, 2013, the Board of Directors held meetings on ten occasions. Each incumbent director attended or participated in more than 75 percent of the meetings of the Board of Directors and Board committees on which he served during the period he was a director. The Company encourages directors to attend the Annual Meeting of Shareholders each year. At the last Annual Meeting of Shareholders held August 8, 2012, all members of the Board of Directors attended. Participation at meetings was sometimes by telephone, which is authorized under Colorado law. The non-management directors serving on the Board of Directors periodically meet as a group without management present. None of the directors listed above have been involved during the last ten years in any legal proceedings that are material to an evaluation of the ability or integrity of that person to serve as a director of the Company.

Selecting Nominees for Director

The Board has delegated to the Governance and Nominating Committee the responsibility for reviewing and recommending to the Board nominees for director. The Governance and Nominating Committee in evaluating director candidates, considers factors such as professional background and skills, age and business experience, personal character and values, ethical standards, diversity, existing outside commitments and planned future commitments, among other things. However, the Governance and Nominating Committee has not established any specific minimum criteria or qualifications that a nominee must possess.

The Governance and Nominating Committee is responsible for recommending nominees for election at the Annual Meeting of Shareholders and for identifying one or more candidates to fill any vacancies that may occur on the Board. The Governance and Nominating Committee may use a variety of sources to identify new candidates such as recommendations from independent directors or members of management, search firms, discussions with business associates and other persons who may know of suitable candidates to serve on the Board and shareholder recommendations. Evaluation of candidates typically includes a review of the candidate's qualifications by the Governance and Nominating Committee based upon the factors described above, interviews with one or more members of the committee and interviews with one or more members of the Board. The Governance and Nominating Committee then recommends suitable candidates to the full Board who then approves or rejects the nominee.

The Governance and Nominating Committee will consider director candidates proposed by shareholders using the same evaluation criteria as for candidates recommended from other sources. Any shareholder interested in submitting a prospective nominee for consideration by the Board of Directors should submit the candidate's name and qualifications addressed to: Corporate Secretary at 4120 Specialty Place, Longmont, Colorado 80504.

Board Diversity

Our Board is comprised of accomplished professionals who represent diverse and key areas of expertise including, national and international business, operations, marketing, manufacturing, finance and investing, management, entrepreneurship, government and science, research and technology. While we do not have a formal diversity policy with respect to director nominations, we believe that the diversity of skills, knowledge, opinions and fields of expertise represented on our Board is one of the Board's core strengths. When identifying and selecting director nominees, the Governance and Nominating Committee considers the impact a nominee would have in terms of increasing the diversity of the Board with respect to professional experience, background, viewpoints, skills and areas of expertise together with considering diversity of race, gender and national origin of potential director candidates. We believe that the resulting diversity of directors allows the Board to engage in honest and challenging discussions, in service of the best decisions for the Company and its shareholders. The diversity of our directors' skills allows each director an opportunity to provide specific leadership in his or her respective areas of expertise.

Board Leadership Structure

We have a Board leadership structure whereby the positions of Chairman of the Board of Directors and Chief Executive Officer are separate. We believe this structure provides the Board with independent leadership and oversight of management and allows the Chief Executive Officer to concentrate on the Company's business operations.

Our Board of Directors is comprised of six directors, five of whom are non-management directors and four of whom are independent directors. All of our independent and non-management directors are highly accomplished and experienced business people in their respective fields, who have demonstrated leadership in significant enterprises and are familiar with board processes. For additional information about the backgrounds and qualifications of our directors, see "Election of Directors" in this proxy statement.

Our Board has three committees - Audit, Compensation and Benefits, and Governance and Nominating. Each of the Audit and Compensation and Benefits committees is comprised entirely of independent directors and is led by a Committee Chair. A majority of the members and the Committee Chair of the Governance and Nominating Committee are independent directors. For additional information on the responsibilities of each of these Board committees see "Committees of the Board" in this proxy statement.

Mr. Roy serves as the committee chair and audit committee financial expert on the Audit Committee and in this role exercises substantial influence and judgment over the Company's financial affairs and financial reporting. All of our non-management directors are encouraged to, and do, actively participate in the development of the Company's business strategy in collaboration with the Chief Executive Officer and in the general oversight of the Company's operations and financial affairs.

Mr. Vanlandingham serves as the committee chair of the Compensation and Benefits Committee. In this role, he exercises substantial influence and judgment over the Company's compensation practices, particularly as it relates to the structure and competitiveness of the Company's executive compensation.

Mr. Sztykiel serves as the committee chair of the Governance and Nominating Committee. In this role, he exercises substantial influence and judgment over the Company's governance policies and the identification and evaluation of candidates for our Board of Directors.

We believe the current Board leadership structure facilitates effective communication, oversight and governance of the Company consistent with the best interests of the Company's shareholders and other stakeholders.

Board Risk Oversight

Our Company faces a number of risks including financial, operational, reputational, credit and liquidity, governance and regulatory. The Chief Executive Officer and Chief Financial Officer are primarily responsible for identifying, assessing and managing these risks. The Board of Directors provides additional risk oversight in several ways, including: 1) discussing internal controls and financial reporting annually through review and approval of the Company's annual budget, including a review of potential risks that could negatively impact the proposed budget and plan; 2) performing regular reviews with management regarding the Company's liquidity and capital requirements; and 3) engaging in periodic discussions regarding operational, regulatory and other risks with our Chief Executive Officer, Chief Financial Officer, and other Company officers, as it deems appropriate.

Committees of the Board

The Board of Directors has an Audit Committee, a Compensation and Benefits Committee, and a Governance and Nominating Committee. The Audit Committee has a written charter adopted by the Board of Directors that specifies its duties including assisting the Board of Directors in its general oversight of the Company's financial reporting, internal controls and audit functions, and its direct responsibility for the appointment, retention, compensation and oversight of the independent auditors. A copy of the Company's Audit Committee charter is available on our website at www.uqm.com "Who We Are – Corporate Governance links". The Audit Committee consists of three directors, Messrs. Roy, Sellinger and Sztykiel and met four times during Fiscal Year 2013. All members of the Audit Committee are independent directors as defined in applicable rules of the NYSE MKT and the Securities and Exchange Commission ("SEC"). The Board has determined that Mr. Roy meets the qualifications of an "audit committee financial expert" in accordance with SEC rules. See also "Report of the Audit Committee" below.

The Compensation and Benefits Committee reviews the performance and compensation of the Company's Chief Executive Officer and administers the 2012 Equity Incentive Plan, Employee Stock Purchase Plan, Non-Employee Director Stock Option Plan and Stock Bonus Plan. The Compensation and Benefits Committee consists of three directors. Messrs. Roy, Vanlandingham and Sellinger, and met twelve times during Fiscal Year 2013. Mr. Vanlandingham serves as chair of this committee. All members of the Compensation and Benefits Committee are independent directors as defined in applicable rules of the NYSE MKT and the SEC. The Compensation and Benefits Committee has a written charter specifying its responsibilities which is available on our website at www.uqm.com "Who We Are – Corporate Governance links."

The Governance and Nominating Committee considers such matters as whether the size and composition of the Board is appropriate in the context of the Company's business operations, monitors and addresses issues related to corporate governance and suggests changes when it deems appropriate. The Governance and Nominating Committee has a written charter specifying its responsibilities. See also "Selecting Nominees for Director" above. The Governance and Nominating Committee consists of three directors, Messrs. Sztykiel, Rankin and Vanlandingham. Messrs. Sztykiel and Vanlandingham are independent directors as defined in applicable rules of the NYSE MKT and the SEC. The Governance and Nominating Committee met eight times during Fiscal Year 2013.

COMPENSATION AND BENEFITS COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Company's Compensation and Benefits Committee currently consists of three independent directors, Messrs. Roy, Vanlandingham and Sellinger. During the fiscal year ended March 31, 2013, Messrs. Roy, Vanlandingham and Sellinger were not officers or employees of the Company or its subsidiaries, were not former officers or employees of the Company or its subsidiaries and did not have any relationship with the Company or its subsidiaries or any interlocking relationships with other entities requiring disclosure.

Communications from Shareholders to the Board of Directors

The Board of Directors recommends that any communications from shareholders be in writing and addressed to the Board in care of the Corporate Secretary, 4120 Specialty Place, Longmont, Colorado 80504. The name of any specific intended Board members should be noted in the communication. The Board has instructed the Corporate Secretary to forward such correspondence only to the intended recipients; however, the Board has also authorized the Corporate Secretary, prior to forwarding any correspondence, to review the correspondence, and in his discretion, not to forward certain items if they are deemed frivolous, of inconsequential commercial value or otherwise inappropriate for Board consideration.

Code of Ethics

The Company has adopted a Code of Ethics and Business Conduct that applies to all directors, officers, employees, consultants, representatives and agents. The Code of Ethics and Business Conduct which is available on our website at www.uqm.com "Who We Are – Corporate Governance links." If the Company makes any substantive amendments to the Code of Ethics and Business Conduct or grants any waiver from a provision of the Code to any executive officer or director, the Company will promptly disclose the nature of the amendment or waiver on its website.

REPORT OF THE AUDIT COMMITTEE[1]

The Audit Committee of the Board of Directors has furnished the following report on its activities:

The Committee appointed the independent auditors Grant Thornton LLP to serve for the fiscal year ended March 31, 2013 and this selection was ratified by the Company's shareholders on August 8, 2012. The Committee reviewed and discussed the financial statements included in the Quarterly Reports on Form 10-Q and the audited financial statements in the Annual Report on Form 10-K for the fiscal year ended March 31, 2013 with Grant Thornton LLP. The meetings and discussions included the matters required to be discussed by Statement of Auditing Standards No. 61. The Committee also reviewed with management and the independent auditors the reasonableness of significant judgments and the clarity and quality of disclosures in the financial statements, not just the acceptability of the Company's accounting principles and such other matters as are required to be discussed with the Committee under generally accepted auditing standards. The independent auditors also provided to the Committee the written disclosures and the letter required by the Public Company Accounting Oversight Board ("PCAOB"). The Committee discussed with the independent auditors their independence from management and the Company, including the matters in the written disclosures required by the PCAOB, and considered whether the independent auditors' provision of non-audit services is compatible with the auditors' independence.

In accordance with the Audit Committee policy and applicable law, the Audit Committee pre-approves all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by our independent auditor, Grant Thornton LLP (subject to de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act which are approved by the Audit Committee prior to completion of the audit). Non-audit services, such as tax return preparation, are provided by service providers other than Grant Thornton LLP.

The Committee discussed with the Company's independent auditors the overall scope and plans for their audit and met with the auditors, to discuss the results of their examinations, their consideration and testing of the Company's internal controls as part of their audit, and the overall quality of the Company's financial reporting. The Committee also reviewed the Company's disclosure controls. Four Audit Committee meetings were held during the fiscal year.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended March 31, 2013 and filed with the Securities and Exchange Commission.

The Audit Committee of the Board of Directors:

Stephen J. Roy
Joseph P. Sellinger
John E. Szytkiel

May 21, 2013

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[1] The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation contained in such filing.

MANAGEMENT

The executive officers of the Company are:

Name	Age	Position
Eric R. Ridenour	54	President and Chief Executive Officer
David I. Rosenthal	58	Treasurer, Secretary and Chief Financial Officer
Jon Lutz	43	Vice President of Engineering
Adrian P. Schaffer	50	Vice President of Sales and Business Development
Joseph R. Mitchell	51	Vice President of Operations

Eric R. Ridenour joined the Company in September, 2010 as President and Chief Operating Officer and was appointed to the Board of Directors. In December 2010, Mr. Ridenour assumed the additional responsibility of Chief Executive Officer. Prior to joining the Company, Mr. Ridenour was a consultant from September 2007 to

August 2010. From September 2005 to August 2007, Mr. Ridenour Served as Chief Operating Officer of the Chrysler Group and was a member of the Board of Management, DaimlerChrysler AG.

David I. Rosenthal joined the Company as Treasurer, Secretary and Chief Financial Officer on May 1, 2013. From March 2011 until joining the Company, Mr. Rosenthal was a Financial Consultant for start-up and turnaround companies. From February 2010 until February 2011, Mr. Rosenthal was a director and served as Interim President and Chief Executive Officer of Cyanotech Corporation, a publicly-traded manufacturer of nutritional supplement products. From May 2008 until March 2009, Mr. Rosenthal served as Chief Financial Officer for Hickory Farms and from June 2007 until November 2007 served as Chief Financial Officer of Sanz, Inc., both portfolio companies of the private-equity firm Sun Capital Partners.

Jon Lutz was appointed Vice President of Engineering on April 1, 2011. Mr. Lutz served as Vice President of Technology from September 2007 to March 2011. From 2000 to 2007, Mr. Lutz served as Director of Engineering and prior to that as Motor Group Manager and Motor Magnetics Design Engineer. Mr. Lutz joined the Company in February 1993.

Adrian P. Schaffer joined the Company on December 1, 2011 as Vice President of Sales and Business Development. From February 2006 until joining the Company, Mr. Schaffer served as Vice President of Sales for the Industrial, Commercial and Energy Group of Linamar Corporation, a leading supplier to the global vehicle and mobile industrial markets. Mr. Schaffer also spent thirteen years with Motorola Corporation where he held positions in sales, business development and account management in Motorola's Telematics, Powertrain, Autobody and Heavy Vehicle Electronics Groups, including most recently as Director of Global Marketing for the global automotive group.

Joseph R. Mitchell joined the Company on June 1, 2012 as Vice President of Operations. From March 2012 until joining the Company, Mr. Mitchell was Director of Quality, North America, for A123 Systems, Inc. Mr. Mitchell served as Director, Operations and Quality - North American Hybrid Electric Drives for Continental Automotive from January 2008 through March 2012. From January 2007 through January 2008, Mr. Mitchell served as Director of Operations and Hybrid Drive Segment Manager for Siemens VDO. Prior to that, Mr. Mitchell held a series of manufacturing and quality positions at Ford Motor Company.

There are no arrangements or understandings between any executive officer and any other person pursuant to which any executive officer was selected as an executive officer.

Section 16(a) Beneficial Ownership Reporting Compliance

Under the securities laws of the United States, the Company's directors, its executive (and certain other) officers, and any persons holding more than ten percent of the Company's common stock are required to report their ownership of the Company's common stock and any changes in that ownership to the Securities and Exchange Commission. The Company is required to report in this statement any failure to file timely reports with the Securities and Exchange Commission during Fiscal Year 2013. Based solely on its review of Form 3, Form 4 and Form 5 filings, the Company believes that all required reports were filed timely during Fiscal Year 2013 with the exception of filings by Messrs. Rankin, Sellinger, Granrud and Vanlandingham, each of whom had one delinquent filing relating to the expiration of out-of-the-money stock options and two delinquent filings by Mr. Lutz reporting the expiration of out-of-the-money stock options. All required filings have subsequently been made by each of the foregoing individuals. We are taking steps to improve our filing process.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy and Objectives

Our executive compensation programs are designed with the objectives of attracting, motivating and retaining highly qualified executives, providing performance-based incentives for the attainment of strategic business objectives, rewarding superior performance and aligning the interests of our executives with those of our shareholders.

Our management compensation program has three primary components:

Base pay	Provides an annual salary level consistent with market conditions, the individuals' position, responsibility and contributions.
Bonus	Provides variable cash compensation based on the achievement of Company, organizational and individual performance objectives.
Long-term equity-based incentive pay	Aligns a portion of each executive's annual compensation to the long-term success of the Company and encourages an ownership mindset that aligns the interests of management with those of the Company's other shareholders.

The base pay component of executive compensation is specified in employment agreements with our executive officers. It may be increased, but not decreased without the consent of the executive, by the Board at any time and is payable semi-monthly in cash. Bonus payments are performance-based payments that are payable annually in cash. Long-term equity-based incentive awards consist of shares of the Company's common stock, stock options to acquire shares of the Company's common stock or a combination of both. Cash bonus payments and long-term incentive grants are determined by the Compensation and Benefits Committee based principally on objective criteria consisting of each executive officer's achievement of personal and Company-wide goals. Payments of bonus awards each fiscal year are based on a retrospective review of the prior fiscal year's performance. The Compensation and Benefits Committee is scheduled to review in July 2013 to what extent the executive officers achieved these personal and Company-wide goals during the past fiscal year and will determine bonus amounts for performance of those Fiscal Year 2013 goals at that time. Accordingly, the bonus amounts in the tables below represent compensation paid or awarded early in Fiscal Year 2013 for performance against Fiscal Year 2012 goals. The amount of the cash bonus payment and long-term incentive grant for each executive were determined based on the Committee's deliberations regarding attainment of individual and Company-wide goals by Company executives. The Committee's determination of the degree of attainment of individual and Company-wide goals by each executive was subjective and based on the Committee's deliberations. The principal Company-wide goals for Fiscal Year 2012 included the following:

* Successfully merge UQM Power Products into UQM Technologies to streamline operations
* Recruit a Vice President of Business Development and Sales with an automotive industry background
* Develop a China market penetration strategy and identify potential partners
* Successfully complete the development of the PowerPhase HD 220 system
* Launch development of the next generation motor and controller products
* Obtain funding from the Department of Energy to support the development of a motor design that does not utilize rare earth magnets
* Successfully launch production for CODA Automotive

The principal Company-wide goals for Fiscal Year 2013 used in determining bonus payments for the executive officers include the following:

* Grow top line revenue
* Develop and launch new high quality product
* Improve new product cost position
* Improve operations
* Improve support systems

The Compensation and Benefits Committee also considered a number of other macro and principally subjective factors in setting bonus compensation and long-term incentive compensation for each executive officer including each executive officer's contribution to a variety of subjective Company-wide goals such as new customer and market development activities, supply chain optimization and improvement, technology base enhancements, new product development and launch activities, enhancement to the liquidity and visibility of the Company's common stock in the public trading markets and financing and capital raising activities, among other things.

The Compensation and Benefits Committee is composed of three members of our Board of Directors. Each of the Committee members are independent directors as defined in applicable rules of the NYSE MKT and the SEC. The Compensation and Benefits Committee does not delegate its authority to establish executive compensation to any other persons. The Compensation and Benefits Committee approved the total compensation (and each of the individual elements of compensation) for Eric R. Ridenour, President and Chief Executive Officer. The Committee also approved the compensation of the other executive officers with input from the Chief Executive Officer.

While the Compensation and Benefits Committee does not set benchmark percentile targets for executive compensation, the compensation levels for the three primary elements of executive compensation are generally set to establish pay levels that are competitive with those of the identified peer group of companies. The amount of compensation allocated to each of the elements of compensation varies by individual and is based on the responsibility level of the individual and the attainment of Company-wide and individual goals.

The Compensation and Benefits Committee uses the compensation and benefit consulting firm Towers Watson to assist it in establishing appropriate compensation for the Company's executives. The Committee reviews compensation data from a peer group of alternative energy companies that it believes compete with the Company in the marketplace for executive talent. The peer group companies are: Mechanical Technology Inc., Enova Systems Inc., Active Power Inc., Quantum Fuel Systems Technologies Worldwide Inc., Valence Technology Inc., Capstone Turbine Corporation, Altair Nanotechnologies Inc., Maxwell Technologies Inc., Plug Power Inc., Verenium Corporation, ECOtality, Inc. and Electrovaya Inc. The Company anticipates that it may engage a compensation consultant at an interval of every three to five years to assist it in evaluating the competitiveness of its executive compensation program.

We have entered into multi-year employment agreements with all of our executive officers that contain voluntary and involuntary severance payment provisions, including change in control severance payments, post-retirement medical insurance and provide a modest program of executive perquisites and personal benefits as are further described in the section "Employment Agreements" below.

2012 Say-on-Pay Advisory Vote

At our 2012 annual meeting of the Company's shareholders, over 76% of the Company's shareholders approved, on an advisory basis, the compensation of our named executive officers. While the Compensation and Benefits Committee considered the results of the advisory vote on executive compensation, it did not make any changes to our executive compensation program.

Elements of Compensation

Base Salary. Base salaries for our executives are established based on the scope of their responsibilities, taking into account competitive market compensation for similar positions in the peer group of companies, as well as the experience and performance of the individual, our ability to replace the individual and other primarily judgmental factors deemed relevant by the Compensation and Benefits Committee. Base salaries are reviewed annually by the Compensation and Benefits Committee and the Board of Directors and may be adjusted (upward only, in accordance with the terms of executive employment agreements) from time to time coincident with our annual review.

During the fiscal year ended March 31, 2013, the approximate increase in annual base salary for each executive is as follows: Mr. Ridenour 2.6%, Mr. French 2.7%, Mr. Schaffer 1.5% and Mr. Lutz 2.5%. Mr. Mitchell, who joined the Company in the 2013 Fiscal Year, did not receive an increase in base salary. Increases in base salary for Messrs. Ridenour, French, Schaffer and Lutz during Fiscal Year 2013 consisted of cost of living and merit based adjustments.

Benefit Plans. The Company's executive officers may participate in benefit plans generally available to all employees including health, dental and life insurance, long-term disability insurance, flexible spending accounts, 401(k) retirement plan and employee stock purchase plan. Each executive also receives health and life insurance and certain other benefits more fully described below under the heading "Employment Agreements - Health and Life Insurance and Other Benefits

Cash Bonus Compensation. The Compensation and Benefits Committee annually considers the award of performance-based cash bonuses to compensate executives for achieving financial, operational and strategic goals and for individual performance. The amount of cash bonuses, if any, is established during deliberations by the Committee using its judgment after considering the objective and subjective factors discussed above and the individual's performance. As a result, bonuses may vary greatly from one year to the next.

The Compensation and Benefits Committee has established target cash bonus levels for each executive officer based on the level of responsibility for each executive position and by reference to the level of target cash bonus payments by the peer group of companies. The target cash bonus levels for each of the Company's executive officers as a percentage of each officer's base salary is as follows:

Name of Executive Officer	Target Bonus Percentage
Eric R. Ridenour	100%
Donald A. French[(1)]	45%
David I. Rosenthal[(2)]	40%
Jon Lutz	25%
Adrian P. Schaffer	25%
Joseph R. Mitchell[(3)]	25%

(1) Mr. French retired from the Company on May 31, 2013.
(2) Mr. Rosenthal joined the Company on May 1, 2013.
(3) Mr. Mitchell joined the Company on June 1, 2012.

Actual cash bonus payments may either exceed or be less than the target level based on the Compensation and Benefit Committee's judgment as to whether individual and Company-wide goals were met, exceeded or partially-met.

Our fiscal year ends on March 31. Cash bonuses paid to executive officers in early Fiscal Year 2013 for their performance against Fiscal Year 2012 goals, as a percentage of their base salary, were as follows:

Name of Executive Officer	Bonus Percentage Paid
Eric R. Ridenour	80%
Donald A. French[(1)]	36%
David I. Rosenthal[(2)]	n/a
Jon Lutz	20%
Adrian P. Schaffer[(3)]	10%
Joseph R. Mitchell[(4)]	n/a

(1) Mr. French retired from the Company on May 31, 2013.
(2) Mr. Rosenthal joined the Company on May 1, 2013.
(3) Mr. Schaffer joined the Company on December 1, 2011.
(4) Mr. Mitchell joined the Company on June 1, 2012.

Bonuses earned by executive officers for Fiscal Year ended March 31, 2013 have not yet been determined. These bonuses will be awarded and paid in July, 2013 as determined by the Compensation and Benefits Committee.

Long-Term Incentive Compensation

The Compensation and Benefits Committee annually considers the award of long-term incentive compensation to compensate executive officers for their efforts in positioning the Company for long-term growth. The Compensation and Benefits Committee considers a number of subjective factors in setting the long-term incentive compensation for each executive officer, including the specific goals listed above as well as each executive officer's contribution to a variety of other Company-wide goals such as new customer and market development activities, supply chain optimization and improvement, technology base enhancements, new product development and launch activities, enhancement to the liquidity and visibility of the Company's common stock in the public trading markets and financing and capital raising activities, among other things. Subjective criteria are generally used to establish goals and objectives that the Board believes add value to the Company and enhance its prospects for long-term growth and success. The Compensation and Benefits Committee has established target levels for long-term incentive compensation for each executive officer based on the level of responsibility for each executive position and by reference to the level of target cash bonus payments (on a percentage of base salary basis) by the peer group of companies. The target long-term incentive compensation level for each of the Company's executive officers as a percentage of each officer's base salary is as follows:

Name of Executive Officer	Target Long-Term Incentive Compensation Percentage
Eric R. Ridenour	100%
Donald A. French[(1)]	75%
David I. Rosenthal[(2)]	65%
Jon Lutz	50%
Adrian P. Schaffer[(3)]	50%
Joseph R. Mitchell[(4)]	50%

(1) Mr. French retired from the Company on May 31, 2013.
(2) Mr. Rosenthal joined the Company on May 1, 2013.
(3) Mr. Schaffer joined the Company on December 1, 2011.
(4) Mr. Mitchell joined the Company on June 1, 2012.

The Compensation and Benefits Committee has not established quantitative formulas or other calculations to determine the amount of long-term incentive compensation, nor has it established a ceiling level or amount. The amount of long-term incentive compensation, if any, is established during deliberations by the Committee using its judgment after considering the subjective factors discussed above, individual performance and future potential and the long-term incentive compensation for similar positions in our peer group of companies. As a result, long-term incentive compensation may vary greatly from one year to the next.

Long-term incentive compensation may be paid in the form of Company common stock, or in the form of a grant of stock options or any combination of the foregoing. The Committee believes that equity-based compensation awards may aid in the retention of the executive and serve to align the interests of the executive with those of the Company's other shareholders. Equity-based compensation awards to Mr. French vested immediately due to his length of service with the Company. Equity-based compensation awards to the other executive officers have a future service requirement (vesting period) of three years.

The fair value of long-term incentive compensation awards granted to executive officers in Fiscal Year 2013 for their performance against Fiscal Year 2012 goals, as a percentage of their base salary were as follows:

Name of Executive Officer	Actual Long-Term Incentive Compensation Percentage Awarded	Stock Options # of Shares	Stock Awards # of Shares
Eric R. Ridenour	100%	411,290	190,989
Donald A. French	75%	185,080	85,945
David I. Rosenthal	n/a	-	-
Jon Lutz	50%	96,290	44,714
Adrian P. Schaffer	37%	71,854	33,367
Joseph R. Mitchell	13%	24,193	11,234

Mr. Mitchell received a grant of stock options upon joining the Company as a signing bonus.

Awards of Equity-Based Compensation

We may pay long-term incentive compensation to executives in the form of stock bonus awards or stock options as discussed above. To the extent we grant equity-based compensation to executives in connection with our Compensation and Benefits Committee's review of annual executive compensation, the grants will ordinarily be made in early July, in connection with commencement of employment or other times designated by the Committee. We grant stock options to executives with an exercise price equal to the closing price of the Company's common stock on the NYSE MKT Stock Exchange on the date of grant. The date of grant for all stock option grants is the date the Compensation and Benefits Committee formally authorizes and approves the grant or commencement of employment, if later. The grant date is documented by minutes of a meeting of the Compensation and Benefits Committee.

The Compensation and Benefits Committee may also grant equity-based compensation throughout the year to key employees or executives depending on the circumstances. These grants may result from a variety of factors including, but not limited to, the hiring of a new employee, the desire to retain an existing employee, the reward of extraordinary individual performance, as an incentive for an executive to renew an employment agreement or as a reward for Company performance or individual accomplishments of exceptional value to the Company and its shareholders.

Employment Agreements

Each executive officer has an employment agreement with the Company. The agreements provide for compensation in the form of annual base salary, which cannot be decreased during the term of the agreement without the consent of the executive, a monthly automobile allowance, the opportunity for cash bonuses, stock awards and stock options and employee benefits available to other Company employees. The agreements also provide for potential payments upon termination, voluntary retirement, voluntary or involuntary severance and termination upon a change in control.

The purpose of the employment agreements is to provide financial security for the executive, to aid in retention and to encourage loyalty to and long-term employment with the Company. For additional information, see the section "Employment Agreements" below.

Tax and Accounting Considerations

All elements of our employee and executive compensation program generate charges to earnings under generally accepted accounting principles in the United States. Our allocations of the elements of total compensation are generally not influenced by the accounting treatment of each element. We do, however, consider the tax treatment of compensation elements as one factor in the allocation of each element.

We do not have a policy addressing recovery of variable pay in the event financial results underlying any such compensation are restated. If such an event does occur, our Compensation and Benefits Committee would determine the appropriate action under the circumstances or in accordance with then applicable law.

EXECUTIVE COMPENSATION

The following tables and narrative discuss the compensation of our Chief Executive Officer, Chief Financial Officer and other highly compensated officers determined under the Securities and Exchange Commission rules for compensation earned or paid in Fiscal Years ended on March 31, 2013, 2012 and 2011. These persons are referred to as our named executive officers.

SUMMARY COMPENSATION TABLE FISCAL YEAR ENDED MARCH 31, 2013[1]

Name and Principal Position	Fiscal year ended	Salary ($)	Bonus ($)	Stock awards[4] ($)	Option awards[4] ($)	All other compen-sation[7] ($)	Total ($)
Eric R. Ridenour	2013	434,625	340,000	170,000	255,000	20,144	1,219,769
President and Chief	2012	420,629	390,000	212,500	212,500	17,732	1,253,361
Executive Officer	2011[2]	227,509	150,000	150,000	200,000	44,765	772,274
Donald A. French							
Treasurer, Secretary	2013[3]	261,125	91,800	76,500	117,917	20,751	568,093
and Chief Financial	2012	253,803	110,000	95,623	97,169	19,957	576,552
Officer	2011	238,765	100,000	91,000	78,000	19,235	527,000
Jon Lutz	2013	203,375	39,800	39,800	61,027	15,931	359,933
Vice President of	2012	198,003	38,000	49,750	50,982	15,849	352,584
Engineering	2011	188,413	50,000	45,000	48,000	15,683	347,096
Adrian P. Schaffer	2013	202,625	19,800	29,700	44,550	35,765	332,440
Vice President of Sales	2012[5]	66,674	77,300	-	28,000	21,927	193,901
and Business Development	2011	-	-	-	-	-	-
Joseph Mitchell	2013[6]	166,667	-	10,000	32,750	88,773	298,190
Vice President of	2012	-	-	-	-	-	-
Operations	2011	-	-	-	-	-	-

(1) Bonus payments, if any, represent payments related to Fiscal Year 2012 performance against goals, because such compensation has not been determined for Fiscal Year 2013.

(2) Mr. Ridenour was hired on September 1, 2010 as President and Chief Operating Officer. Mr. Ridenour became Chief Executive Officer on December 1, 2010. The 2011 bonus, stock and option award compensation represent amounts for Mr. Ridenour as a signing bonus and were not a part of his annual performance-based compensation.

(3) Mr. French retired from the Company on May 31, 2013. Pursuant to the terms of Mr. French's employment agreement he will receive a severance retirement payment on July 1, 2013 of $524,000. Please see "Payments and Potential Payments Upon Termination or Change in Control" below for additional information.

(4) The amounts reported in the stock and option awards' columns represent the aggregate grant date fair value computed pursuant to FASB ASC Topic 718 in the Company's financial statements, not reduced by the estimated forfeiture rate. The assumptions used in determining the fair value are contained in footnote 2 to the Company's consolidated financial statements contained in Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2013.

(5) Mr. Schaffer was hired on December 1, 2011 as Vice President of Sales and Business Development. The 2012 stock option award and other compensation represent amounts paid to Mr. Schaffer as a signing bonus and were not a part of his annual performance-based compensation.

(6) Mr. Mitchell was hired on June 1, 2012 as Vice President of Operations. The 2013 stock option award and other compensation represent amounts paid to Mr. Mitchell as a signing bonus and were not a part of his annual performance-based compensation.

(7) Amounts reported in the all other compensation column above are comprised of the following items:

All Other Compensation

Name	Fiscal Year ended	401(k) plan matching contributions	Automobile allowance	Employer paid life insurance[1]	Moving, professional dues, education & other	Total
		($)	($)	($)	($)	($)
Eric R. Ridenour	2013	-	9,720	3,770	6,654[2]	20,144
President and Chief	2012	-	9,720	3,626	4,386[3]	17,732
Executive Officer	2011	-	5,670	1,178	37,917[4]	44,765
Donald A. French						
Treasurer, Secretary	2013	7,534	9,720	3,043	454	20,751
and Chief Financial	2012	7,368	9,720	2,429	440	19,957
Officer	2011	7,326	9,720	2,049	140	19,235
Jon Lutz	2013	5,703	9,720	272	236	15,931
Vice President of	2012	5,536	9,720	266	327	15,849
Engineering	2011	5,495	9,720	254	214	15,683
Adrian P. Schaffer	2013	2,222	9,720	1,356	22,467[5]	35,765
Vice President of Sales	2012	739	3,240	121	17,827[6]	21,927
and Business Development	2011	-	-	-	-	-
Joseph Mitchell	2013	5,757	8,100	388	74,528[7]	88,773
Vice President of	2012	-	-	-	-	-
Operations	2011	-	-	-	-	-

(1) Premiums paid by the Company on Company-owned insurance policies to insure the salary continuation provisions contained in executive employment agreements which provide for the payment of three years annual base salary to the estate of the executive in the event of his death during the term of the employment agreement.

(2) Includes moving expense reimbursements of $4,586 and income tax gross-ups on moving expenses of $2,068.

(3) Includes moving expense reimbursements of $3,557 and income tax gross-ups on moving expenses of $829.

(4) Includes moving and temporary living expense reimbursements of $20,741, income tax gross-ups on moving and temporary living expenses of $10,046 and legal fees of $7,130.

(5) Includes moving and temporary living expense reimbursements of $15,484 and income tax gross-ups on moving expenses of $6,983.

(6) Includes moving and temporary living expense reimbursements of $16,575 and income tax gross-ups on moving and temporary living expenses of $1,252.

(7) Includes moving and temporary living expense reimbursements of $51,326 and income tax gross-ups on moving and temporary living expenses of $23,202.

GRANTS OF PLAN-BASED AWARDS DURING FISCAL YEAR ENDED MARCH 31, 2013

Name	Grant date	All other stock awards: Number of shares of stock[1] (#)	All other option awards: Number of securities underlying options (#)	Exercise price of option awards ($/Sh)	Grant date fair value of stock and option awards[3] ($)
Eric R. Ridenour	07/12/12	190,989			170,000
	07/12/12[2]		411,290	0.89	255,000
Donald A. French	04/02/12[6]		5,225	1.22	1,463
	07/02/12[6]		8,972	0.73	1,704
	07/12/12	85,945			76,500
	07/12/12[2]		185,080	0.89	114,750
Jon Lutz	07/02/12[6]		6,986	0.73	1,327
	07/12/12	44,714			39,800
	07/12/12[2]		96,290	0.89	59,700
Adrian P. Schaffer	07/12/12	33,367			29,700
	07/12/12[2]		71,854	0.89	44,550
Joseph Mitchell	06/01/12[5]		25,000	1.03	17,750
	07/12/12	11,234			10,000
	07/12/12[2]		24,193	0.89	15,000

(1) Represents awards granted under the UQM Technologies, Inc. Stock Bonus Plan. The fair value of the shares granted is calculated using the closing price of our common stock on the date of grant.

(2) Represents stock option awards granted under the UQM Technologies, Inc. 2012 Equity Incentive Plan, as amended.

(3) The grant date fair value is the amount computed under FASB ASC Topic 718. The fair value of stock options is computed utilizing the Black-Scholes-Merton pricing model. The assumptions used in determining the fair value are contained in footnote 2 to the Company's consolidated financial statements contained in Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2012.

(4) Represents an award under the UQM Technologies, Inc. Stock Bonus Plan as a signing bonus.

(5) Represents a stock option award under the UQM Technologies, Inc. 2012 Equity Incentive Plan, as amended, as a signing bonus.

(6) Represents a stock option award under the terms of our Employee Stock Purchase Plan.

Stock Awards

We granted stock awards under the Company's Stock Bonus Plan. The shares of common stock granted to Mr. French vested immediately due to his length of service with the Company and the shares granted to the other executive officers vest in three equal annual installments beginning on the first anniversary of the grant date.

Option Awards

We granted option awards under the Company's 2012 Equity Incentive Plan. The options granted to Mr. French vested immediately due to his length of service with the Company and the options granted to the other executive officers vest in three equal annual installments beginning on the first anniversary of the grant date. The options granted consisted of incentive and non-qualified stock options and are exercisable for a term of ten years from the date of grant. The exercise price of the options is equal to the closing price of our common stock on the NYSE MKT Stock Exchange on the date of grant.

OUTSTANDING EQUITY AWARDS AT MARCH 31, 2013

	Option awards				Stock awards	
Name	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Option exercise price ($)	Option expiration date	Number of shares of stock that have not vested (#)	Market value of shares of stock that have not vested[11] ($)
Eric R. Ridenour	-	411,290[8]	0.89	07/11/22	190,989[7]	141,332
	41,667	83,333[2]	2.40	06/30/21	59,028[4]	43,681
	87,146	43,573[5]	2.21	08/31/20		
Donald A. French[10]	185,080	-	0.89	07/11/22		
	56,250	-	2.40	06/30/21		
	70,270	-	2.63	08/12/14		
	68,484	-	2.18	07/22/13		
	75,000	-	3.84	11/29/15		
	25,000	-	2.53	01/03/15		
	75,000	-	2.21	11/15/14		
	100,000	-	2.41	02/26/14		
Jon Lutz	-	96,290[8]	0.89	07/11/22	44,714[7]	33,088
	9,755	19,509[2]	2.40	06/30/21	13,819[4]	10,226
	24,060	12,030[1]	2.63	08/12/14	5,703[3]	4,220
	18,838	-	4.73	11/02/13		
	16,818	-	2.18	07/22/13		
	11,364	-	3.57	08/21/17		
	5,000	-	3.20	08/01/16		
	35,000	-	3.84	11/29/15		
	20,000	-	2.41	02/26/14		
Adrian P. Schaffer	-	71,854[8]	0.89	07/11/22	33,367[7]	24,692
	8,333	16,667[6]	2.10	11/01/21		

Joseph Mitchell	-	24,193[8]	0.89	07/11/22	11,234[7]	8,313
	-	25,000[9]	1.03	05/31/22		

(1) These unexercisable options were granted on August 13, 2010. Two-thirds of the options have vested, an additional one-third is scheduled to vest on August 13, 2013.

(2) These unexercisable options were granted on July 1, 2011. One-third of the options have vested, an additional one-third is scheduled to vest on July 1, 2013 and July 1, 2014.

(3) The restricted shares were granted on August 13, 2010. Two-thirds of the shares have vested; an additional one-third will vest on August 13, 2013.

(4) The restricted shares were granted on July 1, 2011. One-third of the share shave vested, an additional one-third will vest on July 1, 2013 and July 1, 2014.

(5) These unexercisable options were granted on September 1, 2010. Two-thirds of the options have vested; an additional one third will vest on September 1, 2013.

(6) These unexercisable options were granted on November 2, 2011. One-third of the options have vested, an additional one-third will vest on November 2, 2013 and November 2, 2014.

(7) The restricted shares were granted on July 12, 2012. One-third of the shares are scheduled to vest on each of the next three anniversary dates starting July 12, 2013.

(8) These unexercisable options were granted on July 12, 2012. One-third of the options are scheduled to vest on each of the next three anniversary dates starting July 12, 2013.

(9) These unexercisable options were granted on June 1, 2012. One-third of the options are scheduled to vest on each of the next three anniversary dates starting June 1, 2013.

(10) Mr. French has transferred the non-qualified stock option portion of each grant to a limited partnership of which Mr. French is the general partner.

(11) The market value has been determined based on the closing price of Company common stock on March 31, 2013 of $0.74 per share.

OPTION EXERCISES AND STOCK VESTED DURING FISCAL YEAR ENDED MARCH 31, 2013

	Option awards		Stock awards	
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)	Number of shares acquired on vesting (#)	Value realized on vesting ($)
Eric R. Ridenour	-	-	29,513	25,381
Donald A. French	8,972[1]	987	85,945	76,500
Jon Lutz	6,986[1]	768	12,612	10,447
Adrian P. Schaffer	-	-	-	-
Joseph Mitchell	-	-	-	-

(1) Represents shares acquired under the terms of our Employee Stock Purchase Plan.

Pension Benefits

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in non-qualified deferred compensation plans sponsored by us.

EMPLOYMENT AGREEMENTS

We have entered into employment agreements with our Chief Executive Officer, Eric R. Ridenour, our Chief Financial Officer, Donald A. French, our Vice President of Operations, Joseph R. Mitchell, our Vice President of Engineering, Jon Lutz and our Vice President of Sales and Business Development, Adrian P. Schaffer. Mr. French retired from the Company on May 31, 2013. David I. Rosenthal joined the Company as its Treasurer, Secretary and Chief Financial Officer on May 1, 2013. The Company entered into an employment agreement with Mr. Rosenthal at that time and also agreed to amend its employment agreements with each of Messers. Ridenour, Lutz, Schaffer and Mitchell, to, among other things, conform the provisions dealing with termination upon disability or change of control with those in Mr. Rosenthal's agreement. The other economic terms and provisions of the employment agreements with these other officers remained substantially the same as before.

Mr. Ridenour and Mr. French

The term of employment covered by the employment agreement for Mr. Ridenour continues through August 31, 2015. The term of Mr. French's employment agreement expired on August 21, 2012, however, under the continuation terms of the agreement, the agreement remained in force through his retirement date of May 31, 2013. The agreements for Mr. Ridenour and Mr. French contain voluntary and involuntary severance provisions, including severance provisions arising from a change in control of the Company. The agreements also provide for the availability of post-retirement health insurance and for payments due to voluntary retirement after attaining retirement age of 60 in the case of Mr. Ridenour and, in the case of Mr. French, twenty years of service with the Company which he has satisfied.

The agreement for Mr. Ridenour provides for a voluntary severance payment of two month's base salary if he resigns without satisfying the notice requirement and a voluntary severance payment of six month's salary if he provides the required notice stated in the agreement. In the event Mr. Ridenour's employment is involuntarily terminated by the Company without cause (including certain relocations and constructive terminations), other than upon a change in control event, the Mr. Ridenour will receive a lump sum payment equal to the greater of two month's salary for each completed full year as an officer of the Company or one year's salary. In the event of a voluntary retirement by Mr. Ridenour after age 60 and after satisfying the notice requirement, Mr. Ridenour will receive a lump sum payment equal to the greater of two month's salary for each completed full year as an officer of the Company up to a maximum of 24 month's salary. In the event Mr. Ridenour's employment is involuntarily terminated as a result of a change in control, he shall receive a severance payment equal to four month's salary for each completed full year of service as an officer of the Company, or two years' salary, whichever is greater, and a cash bonus (equal to two times the average of the annual cash bonus paid for the preceding three fiscal years)

On January 31, 2013, Mr. French gave the required notice of his voluntary retirement pursuant to the terms of the agreement. He officially retired from the Company on May 31, 2013. As a result of his voluntary retirement, Mr. French will receive a lump sum payment on July 1, 2013 of $524,000 which is equal to 24 month's salary.

Generally the payments will be made in a lump sum within 30 days following separation from service, except to the extent a delay in payment is required to avoid adverse tax consequences under Section 409A of the Internal Revenue Code.

Messrs. Mitchell, Lutz, Schaffer and Rosenthal

The term of employment covered by the employment agreements for Messrs. Mitchell, Lutz, Schaffer and Rosenthal continues through August 31, 2015. The agreements for Messrs. Mitchell, Lutz, Schaffer and Rosenthal contain voluntary and involuntary severance provisions, including severance provisions arising from a change in control of the Company's Board of Directors. The agreements also provide for the availability of post-retirement health insurance and payments due to voluntary retirement after attaining retirement age (age 62-½).

A voluntary severance payment of six month's salary will be paid if the executive voluntarily resigns prior to age 62-½ after providing the required notice stated in the agreement. If the executive has a voluntary severance, but does not provide the required notice, he will receive a payment equal to two month's salary. In the event the executive's employment is involuntarily terminated without cause, other than upon a change in control event, the executive will be paid one month of salary for each complete year of service as an officer of the Company up to a maximum of 24 months or six month's pay, whichever is greater. In the event the executive's employment is involuntarily terminated as a result of a change in control event, the executive will receive a severance payment equal to two month's salary for each completed full year of service as an officer of the Company up to a maximum payment of 48 months base salary, or one years' salary, whichever is greater, and a cash bonus (equal to two times the average of the annual cash bonus paid for the preceding three fiscal years). Generally the payments will be made in a lump sum within 30 days following separation from service, except to the extent a delay in payment is required to avoid adverse tax consequences under Section 409A of the Internal Revenue Code.

Health and Life Insurance and Other Benefits

All of the executive employment agreements provide that upon termination from the Company, except for termination for cause (after attaining age 62-½ or twenty years of service as an officer of the Company in the case of Messrs. French, Mitchell, Lutz, Schaffer and Rosenthal), the executive and his qualified family members may continue to purchase health insurance through the Company's group health insurance plan at the same cost as other employees from the date employment is terminated until the executive attains 65 years of age. Each executive of the Company also receives a monthly automobile allowance.

All of the employment agreements provide that the Company shall maintain at its expense, life insurance coverage on the executive payable to the executive's designees in an amount equal to three times the annual salary payable to the executive.

Treatment of Equity Awards

Retirement. When an executive retires, all stock options and bonus stock awards become fully vested. Incentive stock options may be exercised for a period of three months following retirement and non-qualified stock options may be exercised at any time until the expiration of their original term. Incentive stock options not exercised within the three month period following retirement may be converted to non-qualified stock options, in which case they may be exercised at any time until the expiration of their original term.

Change in Control. In the event of a change in control, all stock options and bonus stock awards held by executive officers become immediately vested. For purposes of the agreements, a change in control generally means any merger, reorganization, sale of substantially all Company assets, liquidation, a change in the composition of the Company's Board of Directors as defined in the employment agreement and any other transaction that the Board of Directors determines by resolution to be a corporate transaction.

Other Provisions

Under the employment agreements, each executive has agreed not to disclose any confidential information relating to the business affairs of the Company for any purpose other than the conduct of the Company's business and each has agreed to assign to the Company all right, title and interest in any inventions and patents developed in whole or in part by the executive, individually or with others, at any time during the term of his employment agreement which relates to the business of the Company.

The employment agreements further provide that the executive officer, for a period of one year after the term of his respective employment agreement, will not become affiliated with any person, firm or corporation whose business is similar to or in competition with the Company and for a period of one year after termination of the executive's employment agreement, to not induce or attempt to induce any employee of the Company to leave the employ of the Company; nor will the executive induce or attempt to induce any customer, supplier or licensee to cease doing business with the Company.

PAYMENTS AND POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Our executive employment agreements provide compensation to Messrs. Ridenour, French, Schaffer, Lutz, Mitchell and Rosenthal in the event of a termination of employment or a change in control. The agreements include restrictions on non-disclosure of confidential information and restrictive covenants relating to non-competition and non-solicitation. See "Employment Agreements" above.

The tables below show the potential payments or benefits upon a termination or change in control for each of the Company's executive officers assuming the triggering event took place on March 31, 2013. The closing price per share of our common stock on the last trading day prior to March 31, 2013 was $0.74. Actual amounts can only be determined at the date of the triggering event.

Eric R. Ridenour	Voluntary Termination With Notice [2] ($)	Termination by us for cause ($)	Termination by us without cause ($)	Life insurance proceeds upon termination by death ($)	Termination due to a change in control ($)
Compensation:					
Base Salary/Severance	218,000	-	436,000	1,308,000	872,000
Acceleration of unvested equity awards[1]	-	-	185,013	60,814	185,013
Benefits:					
Health Insurance Premiums	-	-	-	-	-
Total	218,000	-	621,013	1,368,814	1,057,013

(1) Represents the intrinsic value of in-the-money non-vested stock options and non-vested stock awards as of March 31, 2013 that would vest upon termination or change in control.

(2) In the event Mr. Ridenour does not provide six months notice of a voluntary termination, the amount payable to Mr. Ridenour would be reduced to $72,667.

Donald A. French[(1)]	Voluntary Termination With Notice ($)	Termination by us for cause ($)	Termination by us without cause ($)	Retirement after age 62-½ or upon attaining 20 years of service ($)	Life insurance proceeds upon termination by death ($)	Termination due to a change in control ($)
Compensation:						
Base Salary/Severance	524,000	n/a	n/a	n/a	n/a	n/a
Acceleration of unvested equity awards	-	n/a	n/a	n/a	n/a	n/a
Benefits:						
Health Insurance Premiums[(2)]	140,300	n/a	n/a	n/a	n/a	n/a
Total	664,300	n/a	n/a	n/a	n/a	n/a

(1) Mr. French announced his retirement on January 31, 2013 and officially retired from the Company on May 31, 2013. Pursuant to the terms of Mr. French's employment agreement, he will receive a severance retirement payment on July 1, 2013 of $524,000, based upon 26 years of service as of March 31, 2013.

(2) Amount determined based on Mr. French's age as of March 31, 2013 and current Company cost of premiums multiplied by the number of years until Mr. French attains age 65.

Jon Lutz	Voluntary Termination With Notice[(2)] ($)	Termination by us for cause ($)	Termination by us without cause ($)	Life insurance proceeds upon termination by death ($)	Termination due to a change in control ($)
Compensation:					
Base Salary/Severance	102,000	-	102,000	612,000	204,000
Acceleration of unvested equity awards[(1)]	-	-	-	14,921	47,535
Benefits:					
Health Insurance Premiums	-	-	-	-	-
Total	102,000	-	102,000	626,921	251,535

(1) Represents the intrinsic value of in-the-money non-vested stock options and non-vested stock awards as of March 31, 2013 that would vest upon termination or change in control.

(2) In the event Mr. Lutz does not provide six months notice of a voluntary termination, the amount payable to Mr. Lutz would be reduced to $34,000.

Adrian P. Schaffer	Voluntary Termination With Notice[2]	Termination by us for cause	Termination by us without cause	Life insurance proceeds upon termination by death	Termination due to a change in control
	($)	($)	($)	($)	($)
Compensation:					
Base Salary/Severance	101,500	-	101,500	609,000	203,000
Acceleration of unvested equity awards[1]	-	-	-	6,173	24,692
Benefits:					
Health Insurance Premiums	-	-	-	-	-
Total	101,500	-	101,500	615,173	227,692

(1) Represents the intrinsic value of in-the-money non-vested stock options and non-vested stock awards as of March 31, 2013 that would vest upon termination or change in control.

(2) In the event Mr. Schaffer does not provide six months notice of a voluntary termination, the amount payable to Mr. Schaffer would be reduced to $33,833.

Joseph Mitchell	Voluntary Termination With Notice[2]	Termination by us for cause	Termination by us without cause	Life insurance proceeds upon termination by death	Termination due to a change in control
	($)	($)	($)	($)	($)
Compensation:					
Base Salary/Severance	100,000	-	100,000	600,000	200,000
Acceleration of unvested equity awards[1]	-	-	-	2,078	8,313
Benefits:					
Health Insurance Premiums	-	-	-	-	-
Total	100,000	-	100,000	602,078	208,313

(1) Represents the intrinsic value of in-the-money non-vested stock options and non-vested stock awards as of March 31, 2013 that would vest upon termination or change in control.

(2) In the event Mr. Mitchell does not provide six months notice of a voluntary termination, the amount payable to Mr. Schaffer would be reduced to $33,333.

DIRECTOR COMPENSATION

The Compensation and Benefits Committee has retained the consulting firm Towers Watson to assist it in establishing appropriate compensation for the Company's directors. Towers Watson evaluated the board compensation practices of the peer group of alternative energy companies listed under "Compensation Philosophy and Objectives" above in Fiscal Year 2011 which the consulting firm selected based on its belief that the listed companies competed with the Company in the marketplace for executive talent. After considering the recommendations of the compensation consultant, the Board of Directors adopted a director compensation policy consisting of an annual cash retainer and equity-based compensation that it believes appropriately aligns the interests of directors with those of the Company's shareholders.

For Fiscal Year 2013, directors of the Company who are not employees may elect to receive an annual retainer of $35,000 in cash or the grant of options to acquire that number of shares of the Company's common stock that is equivalent to $35,000 as determined by utilizing the Black-Scholes-Merton option pricing model on the date of grant or a combination of cash and options that together have a fair value of $35,000. Directors electing option grants in lieu of cash compensation may elect option exercise periods ranging from three years to ten years in accordance with the terms of the UQM Technologies, Inc. Stock Option Plan for Non-Employee Directors. Options granted under the plan vest immediately. In addition, the Chairman of the Board of Directors receives an additional annual cash retainer of $9,000 and the chairman of the Compensation and Benefits Committee, the Chairman of the Audit Committee and the Chairman of the Governance and Nominating Committee each receive an additional annual cash retainer of $5,000 each.

Non-employee directors also receive each year shares with a fair value of $14,000 on the date of grant. These shares vest immediately. In addition each non-employee director receives a stock option for that number of shares of the Company's common stock that is equivalent to $21,000 as determined by utilizing the Black-Scholes-Merton option pricing model on the date of grant. Directors may elect option exercise periods ranging from three years to ten years. Options granted under this component of director compensation vest immediately.

Non-employee directors are also reimbursed for ordinary and necessary expenses of attending meetings. In addition, each non-employee director upon his initial election to the Board is awarded 2,000 shares of the Company's common stock at a purchase price of $0.01 per share. Directors who are full-time officers of the Company are not entitled to additional compensation for their service as directors. Accordingly, Mr. Ridenour and Mr. French do not receive additional compensation for their service as a director.

The following table sets forth information concerning remuneration paid to directors of the Company during Fiscal Year 2013:

DIRECTOR COMPENSATION FISCAL YEAR ENDED MARCH 31, 2013

Name[1]	Fees earned or paid in cash ($)	Stock awards [2] ($)	Option awards [2] ($)	All other compensation ($)	Total ($)
William G. Rankin	44,000	17,000	26,000	-	87,000
Stephen J. Roy	40,000	14,000	21,000	-	75,000
Jerome H. Granrud[3]	32,083	-	-	-	32,083
Donald W. Vanlandingham	26,666	14,000	21,000	-	61,666
Joseph P. Sellinger	35,000	14,000	21,000	-	70,000
John E. Sztykiel	16,583	12,260	15,799	-	44,642

(1) Does not include information for Messrs. Ridenour and French, who as officers of the Company serve on the Board without additional compensation.

(2) The amount reported is the aggregate grant date fair value computed under FASB ASC Topic 718. The fair value of stock options is computed utilizing the Black-Scholes-Merton pricing model. The assumptions used in determining the fair value are contained in footnote 2 to the Company's consolidated financial statements contained in Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2013. Stock and option awards vest in full on the date of grant.

(3) Mr. Granrud retired from the board on October 31, 2012.

The table below shows the aggregate number of shares of common stock granted under the Stock Bonus Plan held by each non-employee director as of March 31, 2013 and does not include shares acquired by Mr. Rankin while an employee of the Company:

	Number of common shares
William G. Rankin	37,755
Stephen J. Roy	42,561
Donald W. Vanlandingham	42,561
Joseph P. Sellinger	38,204
John E. Sztykiel	13,932

The table below shows the aggregate number of options held by each non-employee director as of March 31, 2013:

	Grant date	Number of options outstanding	Option exercise price	Option expiration date
William G. Rankin	08/08/2012	96,296	$ 0.79	08/07/2015
	08/03/2011	29,213	$ 2.04	08/02/2015
	12/01/2010	19,697	$ 1.92	11/30/2015
	08/13/2010	139,640	$ 2.63	08/12/2014
	11/03/2009	70,492	$ 4.73	11/02/2014
	07/22/2008	139,818	$ 2.18	07/22/2013
	11/30/2005	100,000	$ 3.84	11/29/2015
	01/04/2005	45,000	$ 2.53	01/03/2015
	11/16/2004	100,000	$ 2.21	11/15/2014
	02/27/2004	103,500	$ 2.41	02/26/2014
		843,656		
Stephen J. Roy	08/08/2012	51,220	$ 0.79	08/07/2019
	08/03/2011	25,926	$ 2.04	08/02/2014
	08/13/2010	14,789	$ 2.63	08/12/2018
	11/03/2009	11,574	$ 4.73	11/02/2014
	07/23/2008	17,647	$ 2.18	07/22/2013
		121,156		
Donald W. Vanlandingham	08/08/2012	77,778	$ 0.79	08/07/2015
	08/03/2011	58,095	$ 2.04	08/02/2018
	08/13/2010	48,413	$ 2.63	08/12/2016
	11/03/2009	17,413	$ 4.73	11/02/2013
		201,699		
Joseph P. Sellinger	08/08/2012	56,757	$ 0.79	08/07/2017
	08/03/2011	17,073	$ 2.04	08/02/2021
	08/13/2010	17,500	$ 2.63	08/12/2015
	11/03/2009	12,111	$ 4.73	11/02/2019
	07/23/2008	17,647	$ 2.18	07/22/2013
		121,088		
John E. Sztykiel	11/01/2012	36,741	$ 0.88	10/31/2017
		36,741		

The Board of Directors determines the total amount of the annual retainer, bonus share award and stock option award payable to non-employee members of the Board of Directors.

COMPENSATION AND BENEFITS COMMITTEE REPORT[1]

The Compensation and Benefits Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis with management and, based on this review and discussion, recommends that it be included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2013 and Proxy Statement for the Annual Meeting of Shareholders to be held August 7, 2013.

Compensation and Benefits Committee
Stephen J. Roy
Donald W. Vanlandingham
Joseph P. Sellinger

June 11, 2013

---

[1] The material in this report is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation contained in such filing.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has entered into indemnification agreements with all members of the Board of Directors and with all of its officers. Such agreements provide, among other things, that the Company will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of the Company, and otherwise to the fullest extent permitted under Colorado law and the Company's Bylaws.

The Company has not adopted a written related person transactions policy that sets forth the Company's policies and procedures regarding the identification, review, consideration and approval or ratification of "related person's transactions." The Audit Committee approves any transaction between the Company and a related person. A related person is any executive officer, director, or more than five percent shareholder of the Company's stock, including any of their immediate family members, and any entity owned or controlled by such persons.

SECURITY OWNERSHIP OF CERTAIN OWNERS AND MANAGEMENT

The following table shows the ownership of the Company's $0.01 par value common stock by (i) beneficial owners of five percent or more of the Company's common stock, (ii) each director and nominee director, (iii) each of the named executive officers and (iv) all directors and executive officers as a group, as of June 11, 2013. Unless otherwise noted, each shareholder's address is the address of the Company and exercises sole voting and investment power with respect to the shares beneficially owned.

Name of Beneficial Owner	Number of Common Shares Beneficially Owned	Percent of Class [1]
William G. Rankin[2]	1,046,615	2.69%
Eric R. Ridenour	654,979	1.69%
David I. Rosenthal	11,000	0.03%
Jon Lutz	289,425	0.74%
Adrian P. Schaffer	41,700	0.11%
Joseph R. Mitchell	27,632	0.07%
Stephen J. Roy	168,717	0.43%
John E. Sztykiel	50,673	0.13%
Donald W. Vanlandingham	266,260	0.69%
Joseph P. Sellinger	159,292	0.41%
Director and Executive Officers as a Group (eleven persons)	2,716,293	6.99%

(1) Calculated separately for each holder on the basis of the actual number of outstanding shares as of June 7, 2013. Assumes that shares issuable upon exercise of options and warrants held by such person (but not by anyone else) and exercisable within 60 days have been issued as of such date.

(2) Mr. Rankin disclaims beneficial ownership of 4,000 shares which are held in a custodial account for the benefit of his grandchildren under the Uniform Gift to Minors Act.

EQUITY COMPENSATION PLAN INFORMATION

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:			
2012 Equity Incentive Plan	3,569,118	$ 2.21	14,354
Non–Employee Director Stock Option Plan	682,577	$ 1.76	217,900
Stock Bonus Plan	358,855	$ 1.22	495,504
Equity compensation plans not approved by security holders	-	-	-
Total	4,610,550	$ 2.07	727,758

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has selected Grant Thornton LLP, a registered public accounting firm, as the Company's independent auditors for the fiscal year ending March 31, 2014, and has further directed that management submit the selection of independent auditors for ratification by the shareholders at the annual meeting. Grant Thornton LLP was engaged as the Company's auditors in September 2004. Representatives of Grant Thornton LLP are expected to be present at the annual meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither the Company's governing documents, nor law, require shareholder ratification of the selection of Grant Thornton LLP as the Company's independent auditors. However, the Audit Committee of the Board is submitting the selection of Grant Thornton LLP to the shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the selection, the Audit Committee of the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee of the Board in its discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of the Company and its shareholders.

To be ratified, the proposal must be approved by the affirmative vote of a greater number of votes cast for the proposal than are cast against the proposal. If a ballot is called for, proxies in the accompanying form appointing the persons whose names are printed therein to act (unless the proxy form has been marked against or authority to vote is withheld) will be voted in favor of the proposal.

Independent Auditor's Fees

The following table represents aggregate fees billed to the Company by Grant Thornton LLP for the fiscal years ended March 31, 2013 and 2012:

	2013	2012
Audit Fees (1)	$ 252,966	$ 240,320
Audit - Related Fees (2)	$ 26,250	$ 26,250
Tax Fees	$ -	$ -
All Other Fees	$ -	$ -

(1) Audit Fees consist of fees for professional services rendered for the audit of our annual consolidated financial statements and effectiveness of internal control over financial reporting, review of the interim consolidated financial statements included in quarterly reports on Form 10-Q and professional services rendered related to comfort letter procedures for stock offering and providing consent to include the Auditor's opinion in registration statements.

(2) Audit-Related Fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported in Audit Fees and for a compliance audit required under the Company's Grant with the U.S. Department of Energy.

All fees described above incurred in connection with services performed by Grant Thornton LLP were approved by the Audit Committee.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by our independent auditor, Grant Thornton LLP (subject to de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act which are approved by the Audit Committee prior to completion of the audit). The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting.

Disagreements with Auditors

There have been no disagreements with Grant Thornton LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" RATIFICATION OF THE SELECTION OF THE INDEPENDENT AUDITORS.

PROPOSAL 3

VOTE UPON A PROPOSAL TO APPROVE THE AMENDMENT OF THE 2012 EQUITY INCENTIVE PLAN TO INCREASE THE NUMBER OF SHARES AVAILABLE FOR GRANT BY 1,000,000 SHARES

The Board is seeking the approval of shareholders to an amendment to the company's 2012 Equity Incentive Plan (the "2012 Plan") to increase the number of shares of Company common stock available for award by 1,000,000 shares. This amount is approximately 2.7 percent of the Company's currently outstanding shares of common stock. The amendment to increase the number of shares under the 2012 Plan is included in this proxy statement as Appendix A.

Purpose and Background of the 2012 Plan

The 2012 Plan provides for the grant of non-qualified stock options and incentive stock options to our employees and consultants. The purpose of our 2012 Plan is to attract and retain the best available employees and consultants for positions of substantial responsibility, to provide additional incentives to continue in our long-term service and to optimize the future success of our operations through incentives that are consistent with the Company's goals and that link the personal interests of participants in the 2012 Plan to those of our shareholders. On April 11, 2012, our Board adopted the 2012 Plan to replace the previous equity incentive, which expired by its terms in 2012. Our shareholders approved adoption of the 2012 Plan on August 8, 2012. On June 10, 2013, our Board approved an amendment to the 2012 Plan to increase the number of shares by an additional 1,000,000 shares, subject to the approval of the Company's shareholders.

The number of shares of the Company's Common Stock initially reserved for issuance under the 2012 Plan was 1,100,000. As of June 10, 2013, the Company granted awards for an aggregate of 1,099,646 shares of common stock under the 2012 Plan, leaving 354 shares available for future grant. If the amendment is approved, the number of shares available for future grants under the 2012 Plan will increase by 1,000,000 shares. If shareholder approval is not obtained, then the amendment to the 2012 Plan will not be implemented, and the 2012 Plan will continue in effect pursuant to its current terms. Approval of the amendment will ensure that the Company is able to continue recruiting and retaining talented employees and consultants and award, as a portion of their compensation package, equity awards that further align the employees' and consultants' interests with the Company's shareholders.

Our compensation structure for executives consists of base pay, payable in cash, and performance-based variable compensation to reward our executives for achieving financial, operational, and strategic goals as well as for individual performance. The Board has established grants of stock options under the 2012 Plan as a significant component of our equity-based compensation program. The grant of equity-based compensation is generally linked to the attainment of performance objectives established by the Board. Performance-based variable compensation may be paid either in cash or in the form of Common Stock under the Stock Bonus Plan, stock options under the 2012 Plan, or a combination of both. Over the last several years, equity-based compensation (common stock and stock options) have been a significant component of each executive officer's total compensation, typically representing more than 25% of total annual compensation. This significant equity-based compensation component of executive compensation is designed to encourage an ownership mindset that aligns the interests of management with those of our shareholders.

Management believes that the grant of options to acquire common stock under the 2012 Plan is critically important to attracting and retaining highly qualified employees. Many large companies have substantially greater financial resources that permit them to offer highly competitive compensation packages. Grants of equity-based compensation to existing and potential employees under the 2012 Plan is a significant tool that we can use in competing for and retaining highly qualified employees in a competitive job market where we routinely compete with large companies for personnel. Equity-based compensation awards with multiple-year vesting periods can also serve as a powerful retention tool by requiring employees to remain with us over a number of years to earn the full amount of the compensation.

In the event that the shareholders do not approve the amendment of the 2012 Plan, the Compensation and Benefits Committee expects to pay in cash the fair value of each executive's annual compensation typically paid through the grant of stock options. Consequently, a vote against the amendment of the 2012 Plan will not have the effect of reducing the total amount of executive compensation, but rather will convert a noncash compensation cost to a compensation cost payable in cash.

Summary of the 2012 Plan

The following paragraphs provide a summary of the principal features of the 2012 Plan and do not purport to be complete and are subject to and qualified in its entirety by the actual terms of the plan.

Shares Subject to the 2012 Plan. The number of shares of the Company's Common Stock initially reserved for issuance under the 2012 Plan was 1,100,000. The Plan provides that all 1,100,000 shares of Common Stock reserved can be granted with respect to incentive options. Shares of Common Stock covered by unexercised options that expire, terminate, or are canceled, together with shares of Common Stock that are used to pay withholding taxes or the option exercise price, will again be available for option under the 2012 Plan. On June 11, 2013, the closing price of a share of Common Stock on the NYSE MKT was $1.33.

Per-Person Limit. In order to qualify the options as "performance-based compensation" not subject to the limit on deductibility under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), the Plan limits the maximum number of shares subject to one or more options that can be granted during any calendar year to any employee or consultant to 500,000 shares of Common Stock.

Adjustment of Shares. The number of shares eligible for option grants under the 2012 Plan, the number of shares subject to outstanding options, the number of shares that may be granted to any individual, the number of shares available for grant pursuant to incentive options, and the number of shares subject to a delegation of authority are subject to adjustment on account of stock splits, stock dividends, recapitalizations and other dilutive changes in the Common Stock.

Eligibility. The 2012 Plan provides that options may be granted to those key employees and consultants who are selected by the Committee in its sole discretion. We currently consider certain of our employees and consultants to be eligible for the grant of options under the 2012 Plan. As of June 11, 2013, there were approximately 66 eligible individuals.

Administration of the 2012 Plan. The 2012 Plan is administered by the members of the Compensation and Benefits Committee of the Board (the "Committee"). The Committee may, when necessary, appoint one or more subcommittees to (1) consist solely of individuals who satisfy the requirements of any exchange or market on which the Common Stock is traded, (2) consist solely of persons who qualify as an "outside director" under Code section 162(m), or (3) consist solely of individuals who qualify as "non-employee" directors under Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Committee has the sole discretion to determine the employees and consultants to whom options may be granted under the 2012 Plan and the manner in which such options will vest. Options are granted by the Committee to employees and consultants in such numbers and at such times during the term of the 2012 Plan as the Committee shall determine. In granting options the Committee intends to take into account such factors as it may deem relevant in order to accomplish the 2012 Plan's purposes, including one or more of the following: the extent to which performance goals have been met, the duties of the respective employees and consultants, and their present and potential contributions to our success.

The 2012 Plan provides that the Committee may delegate authority to grant options to specified officers of the Company; provided no grants of options may be made by such specified officers to any employee or consultant who is covered by Section 16(b) of the Exchange Act. At this time, the Committee has not made such a delegation.

Grant of Options. The Committee may grant stock options, including incentive stock options ("ISOs"), which may be eligible for favorable tax treatment for the option holder, or non-qualified options ("NQOs"). ISOs may only be granted to employees.

Exercise Price. The Committee determines the exercise price for each option, which must be equal to or greater than the fair market value of the Common Stock on the date of grant. An ISO that is granted to an employee who owns Common Stock having more than 10% of the voting power must have an exercise price that is at least equal to 110% of the fair market value of the Common Stock on the date the ISO is granted.

No Repricing. The 2012 Plan provides that, without prior shareholder approval, we will not (1) amend the terms of any outstanding option to reduce the option price, (2) cancel any outstanding option and replace it with a new option with a lower exercise price where the economic effect would be the same as reducing the option price of the cancelled option, (3) cancel any outstanding option in exchange for cash, or (4) take any other action with respect to an option that would be treated as a "repricing" under the accounting rules or under the rules of the Securities and Exchange Commission.

Vesting. The Committee determines the vesting schedule for options in its sole discretion.

Exercise of Options. An option holder may exercise an option by written notice and payment of the exercise price (1) in cash or certified funds, (2) by the surrender of a number of shares of Common Stock already owned by the option holder for at least 6 months and having a fair market value equal to the exercise price, or (3) through a broker's transaction by directing the broker to sell all or a portion of the Common Stock to pay the exercise price or make a loan to the option holder to permit the option holder to pay the exercise price. Option holders who are subject to tax withholding may pay the withholding in cash. Otherwise, we will withhold the number of shares necessary to satisfy the minimum required tax withholding obligation.

Option Term. The Committee determines the term of each option, which shall be no longer than 10 years (5 years in the case of an ISO granted to an employee who owns Common Stock having more than 10% of the voting power).

Termination of Employment or Services. Unless the Committee provides otherwise, the following provisions apply in the event of an employee option holder's termination of employment. If the option holder's employment is terminated for cause, the option terminates immediately. If the option holder becomes disabled, the option may be exercised for one year after the option holder's employment terminates on account of disability. If the option holder dies during employment or in the one-year period referred to in the preceding sentence, or in the 3-month (ISOs) or 12-month (NQOs) period following termination of employment other than on account of cause, disability or retirement, the option may be exercised for one year after the option holder's death. If the option holder's employment terminates for any reason other than cause, disability, death, or retirement, an ISO may be exercised for 3 months after termination of employment, and a NQO may be exercised for 12 months after termination of employment. If the option holder's employment terminates on account of retirement, an ISO may be exercised for 3 months after retirement and an NQO can be exercised for the rest of the option term. For this purpose, retirement means termination of employment after the option holder's 65th birthday, termination pursuant to an early retirement provision in the option holder's employment agreement, or voluntary termination of employment by a UQM officer who has served as a UQM officer for 20 or more years. In all cases, the option can be exercised only to the extent that it is vested at the time of termination of employment and only during the term of the option.

The following provisions shall apply in the event of a consultant option holder's termination of services. If the option holder's services are terminated other than on account of cause or the option holder's death, the option may be exercised during the remainder of the option term. If the option holder's services are terminated for cause, as determined by the Company, the option terminates immediately; however, if the agreement between the Company and the consultant provides for termination of the agreement for cause, cause will have the meaning set forth in the agreement. If the option holder dies during the option period, the option may be exercised for 15 months after the option holder's death. In all cases, the option can be exercised only to the extent that it is vested at the time of termination and only during the term of the option.

Nontransferability. Generally, NQOs granted under the 2012 Plan are not transferable other than by will or by the laws of descent and distribution. The Committee may, however, permit a transfer of NQOs to certain members of the option holder's family or to a trust or partnership of which certain members of the option holder's family are the only beneficiaries or partners. ISOs may not be transferred under any circumstances other than by will or by the laws of descent and distribution.

Change in Control. Upon the occurrence of a "corporate transaction" (as defined in the 2012 Plan), all outstanding options will become fully vested. The successor to the Company may assume the options or substitute new options. The 2012 Plan provides that all assumptions or substitutions shall be made in compliance with Code Sections 409A and 424.

Amendment and Termination. Our Board may amend the 2012 Plan in any respect at any time provided shareholder approval is obtained when necessary or desirable, but no amendment may impair any option, or other award previously granted or deprive an option holder, without his or her consent, of any Common Stock previously acquired. The 2012 Plan will terminate on April 10, 2022, unless sooner terminated by the Board.

Federal Income Tax Consequences

The following is a summary of the principal United States federal income tax consequences to the option holders and to the Company as of the date of this proxy statement. The discussion does not address state, local, or foreign tax consequences nor does it address any estate or gift tax consequences.

The grant of an ISO or an NQO has no federal income tax consequences for the option holder or the Company.

An option holder will have no federal income tax consequences upon exercise of an ISO, except that the alternative minimum tax may apply. If the option holder disposes of the Common Stock before the end of the ISO holding period, the option holder recognizes ordinary income equal to the excess of (1) the fair market value of the Common Stock on the date the ISO was exercised or, if less, the amount received on the disposition over (2) the exercise price. Generally, the Company will receive a tax deduction if the shares are disposed of before the holding periods are met. If the option holder disposes of the Common Stock after the end of the ISO holding period, the option holder will have a capital gain. The Company does not have a tax deduction for any capital gain income of the option holder.

When an NQO is exercised, the option holder will have ordinary income equal to the excess of the fair market value of the Common Stock on the date of exercise over the exercise price. Generally, the Company will have a tax deduction.

Under Section 162(m) of the Code, the Company may be limited as to federal income tax deductions to the extent that total annual compensation in excess of $1 million is paid to the Company's Chief Executive Officer or any one of the four highest paid executive officers (other than the chief executive officer) who were employed by the Company on the last day of the taxable year. However, certain "performance-based compensation," the material terms of which are disclosed to and approved by the Company's shareholders, is not subject to this limitation on deductibility. We have designed the 2012 Plan with the intention that compensation resulting from options granted under the plan would be deductible without regard to the limitations otherwise imposed by Code Section 162(m) of the Code.

Shareholder Approval

The affirmative vote of the majority of the votes that could be cast at the Annual Meeting by the holders who are present in person or by proxy is required to approve the Amendment to the 2012 Plan. The Board believes the Amendment to the 2012 Plan is in the best interests of the Company and its shareholders and is important in order to help assure the ability of the Company to continue to recruit and retain highly qualified employees and consultants.

THE BOARD OF DIRECTORS RECOMMENDS VOTING "FOR" THE ADOPTION OF PROPOSAL 3.

PROPOSAL 4

VOTE UPON A PROPOSAL TO APPROVE THE AMENDMENT OF THE STOCK BONUS PLAN TO INCREASE THE NUMBER OF SHARES AVAILABLE FOR GRANT BY 100,000 SHARES

The Board is seeking the approval of shareholders to an amendment to the Company's Stock Bonus Plan (the "Stock Bonus Plan") to increase the number of shares of Company common stock available for award by 100,000 shares. This amount is approximately 0.3 percent of the Company's currently outstanding shares of common stock. The amendment to increase the number of shares under the Stock Bonus Plan is included in this proxy statement as Appendix B.

Purpose and Background of the Stock Bonus Plan

Our Board approved a Stock Bonus Plan (the "Stock Bonus Plan") in 1985 to permit the grant of shares of Common Stock to employees and key consultants to the Company as additional compensation for services rendered. As of March 31, 2013, there were 495,504 shares available for grant under the Stock Bonus Plan, that have previously been approved by the Company's shareholders. On June 10, 2013, our Board approved an amendment to the Stock Bonus Plan to increase the number of shares by an additional 100,000 shares, subject to the approval of the Company's shareholders.

Our compensation structure for executives consists of base pay, payable in cash, and performance-based variable compensation to reward our executives for achieving financial, operational, and strategic goals as well as for individual performance. Common Stock issued under the Stock Bonus Plan is an important component of our compensation structure. Over the last several years, equity-based compensation (Common Stock and stock options) have been a significant component of each executive officer's total compensation, typically representing more than 20% of total annual compensation. The equity-based compensation component of executive compensation is designed to encourage an ownership mindset that aligns the interests of management with those of our shareholders.

Management believes that the grant of Common Stock under the Stock Bonus Plan is critically important to attracting and retaining highly qualified employees. Many large companies have substantially greater financial resources that permit them to offer highly competitive compensation packages. Grants of equity-based compensation to existing and potential employees under the Stock Bonus Plan is a significant tool that we can use in competing for and retaining highly qualified employees in a competitive job market where we routinely compete with large companies for personnel. Equity-based compensation awards with multiple-year vesting periods can also serve as a powerful retention tool by requiring employees to remain with us over a number of years to earn the full amount of the compensation.

Shares granted under the Stock Bonus Plan, unlike stock options granted under the Equity Incentive Plan, have a measurable market value on the date of grant.

Because a substantial portion of the total compensation paid to our executives is equity-based compensation paid through grants of Common Stock under the Stock Bonus Plan, the Board has determined that it is in our best interests to further increase the number of shares of Common Stock available for grant under the Stock Bonus Plan. In the event that the shareholders do not approve this amendment to the Stock Bonus Plan, the Board expects to, upon exhausting the shares in the Stock Bonus Plan previously approved by the Company's shareholders, to pay in cash the fair value of each executive's annual compensation typically paid through the grant of common stock under the Stock Bonus Plan. Consequently, a vote against this amendment will not have the effect of reducing the total amount of executive compensation, but rather will convert a noncash compensation cost to a compensation cost payable in cash.

Summary of the Stock Bonus Plan

The following paragraphs provide a summary of the principal features of the Stock Bonus Plan and do not purport to be complete and are subject to and qualified in its entirety by the actual terms of the plan.

Shares Subject to the Plan. The number of shares of the Company's Common Stock initially reserved for issuance under the Stock Bonus Plan was 1,954,994. As of June 10, 2013, there were 484,504 shares available for grant under the Stock Bonus Plan. If this amendment to add 100,000 shares of Common Stock to the Stock Bonus Plan is approved by shareholders, the number of shares reserved and available for grant under the Stock Bonus Plan will be increased to 584,504 shares. On June 11, 2013, the closing price of a share of Common Stock on the NYSE MKT was $1.33.

Adjustment of Shares. The number of shares eligible for grant under the Stock Bonus Plan, the number of shares that may be granted to any individual, and the number of shares subject to a delegation of authority are subject to adjustment on account of stock splits, stock dividends, recapitalizations and other dilutive changes in Common Stock. Shares of Common Stock that terminate or are canceled, are reacquired in accordance with plan provisions, together with shares of Common Stock that are used to pay withholding taxes, will again be available for option under the Stock Bonus Plan.

Participation. The Stock Bonus Plan provides that shares of Common Stock may be granted to those employees and key consultants who are selected by the Committee in its sole discretion and to non-employee directors who are selected by the Board in its sole discretion. The Company currently considers certain of its employees and consultants to be eligible for the grant of shares of Common Stock under the Stock Bonus Plan. As of June 11, 2013, there were approximately 71 eligible individuals. The Stock Bonus Plan is a discretionary plan and, accordingly, it is not possible at present to determine the number of shares that may be granted to any individual during the term of the Stock Bonus Plan. There is no minimum or maximum number of shares that may be issued to any eligible participant.

Administration. The Stock Bonus Plan is administered as to grants to employees and key consultants by the Compensation and Benefits Committee of the Board (the "Committee") and as to grants to non-employee directors by the Board. The Stock Bonus Plan may be terminated at any time by resolution of the Board. To the extent applicable, the Committee must be structured at all times so it satisfies the "non-employee director" requirement of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, to the extent that vesting of a grant is performance-based, we intend that the Committee be structured so that it satisfies the "outside director" requirement of Section 162(m) of the Code. The Committee has the sole discretion to determine the employees and key consultants to whom Common Stock may be granted under the Stock Bonus Plan and the manner in which such shares will vest. The Board has the sole discretion to determine to whom Common Stock may be granted and the manner in which it will vest. Shares of Common Stock are granted by the Committee to employees and key consultants in such numbers and at such times during the term of the Stock Bonus Plan as the Committee and the Board, respectively, determine. In making grants, the Committee and the Board will take into account such factors as they may deem relevant in order to accomplish the Stock Bonus Plan's purposes, including one or more of the following: the extent to which performance goals have been met, the duties of the respective employees and consultants, and their present and potential contributions to the Company's success.

The Stock Bonus Plan provides that the Committee may delegate authority to specified officers of the Company to grant shares of Common Stock to our employees and key consultants; provided no grants of shares may be made by such specified officers to any employee or key consultant who is covered by Section 16(b) of the Exchange Act or to any employee who is, or who may become, subject to section 162(m) of the Code. At this time, the Committee has not made such a delegation.

Restrictions; Vesting. The Committee and the Board, respectively, determine the restrictions, if any, applicable to each grant of Common Stock under the Stock Bonus Plan. The restrictions may include the performance of services for a specified continuous period of time or the attainment of specified performance goals and objectives as determined by the Committee or the Board, respectively. The restrictions may vary among awards and grantees.

Change in Control. All restrictions with respect to stock granted under the Plan lapse upon a "change in control" of the Company, unless the Committee or the Board, as applicable, has provided otherwise when the Common Stock is granted. A "change in control" occurs if (1) we are merged or consolidated with another company or reorganized (other than a bankruptcy reorganization) unless we are the surviving or continuing company and there is no change in the Common Stock, (2) substantially all of our business or assets are sold or transferred (unless we continue as the holding company of the entity or entities that continue our business) or a sale of more than 50% of our outstanding voting stock, (3) we are liquidated or dissolved, (4) at any time during a period of two consecutive years, persons who constituted the Board at the beginning of the period (including any new directors whose election by the Board or whose nomination was approved by a vote of more than two-thirds of the directors who were directors at the beginning of the period or whose election or nomination was previously so approved) cease for any reason to be a majority of the Board, or (5) there is any other transaction that the Board determines to be a change in control.

Termination of Services. If a grantee dies or becomes disabled, Common Stock that is subject to restrictions will become fully vested as to a *pro rata* portion of each grant based on the ratio of the number of months of employment or service completed at termination of service from the date of the grant to the total number of months of service required for each grant to become fully vested. The remaining portion of the restricted stock will be forfeited. If the grantee terminates service after attaining age 65 (or if an employee terminates service under the retirement provisions of his employment agreement), the unvested shares will become fully vested. If a grantee terminates services for any other reason, all unvested shares will be forfeited.

Termination and Amendment of the Plan. Our Board may amend the Stock Bonus Plan provided that shareholder approval is obtained where necessary or desirable, but no amendment may impair any award previously granted without the award holder's consent. The Plan will continue until it is terminated by a resolution of our Board.

Federal Income Tax Consequences

In general, the grant of Common Stock that is subject to restrictions on transfer and is subject to a substantial risk of forfeiture does not have tax consequences for the grantee. The grantee will have ordinary compensation income in the taxable year in which the restrictions lapse and the Common Stock vests. The compensation is generally equal to the fair market value of the Common Stock when it vests, unless the grantee has made the Section 83(b) election described below. If the Common Stock is vested on the date of grant, then the recipient has ordinary compensation income equal to the fair market value of the Common Stock on the date of grant. The grantee's basis, for purposes of determining gain or loss, on a later taxable disposition of the Common Stock is generally equal to the compensation recognized when the Common Stock vests, or, if the Common Stock is vested upon grant, when the Common Stock is granted. In general, the gain or loss will be short-term or long-term capital gain or loss depending on how long the grantee holds the shares after they vest. In general, the Company is entitled to a deduction equal to the compensation recognized by the grantee, assuming that the compensation amounts satisfy the ordinary and necessary and reasonable compensation requirements for deductibility and that the deduction is not limited by Section 162(m) of the Code.

The grantee of Common Stock that is subject to restrictions can make an election under Section 83(b) of the Code to recognize ordinary compensation income at the time the Common Stock is granted in an amount equal to the fair market value of the Common Stock at the date of grant, without taking into account any restrictions. The grantee's basis for purposes of determining gain or loss on a later taxable disposition of the Common Stock is equal to the compensation recognized. Generally, the gain or loss will be short-term or long-term capital gain or loss depending on how long the grantee holds the shares after they are granted.

Shareholder Approval

The affirmative vote of the majority of the votes that could be cast at the Annual Meeting by the holders who are present in person or by proxy is required to approve the Amendment to the Stock Bonus Plan. The Board believes the Amendment to the Stock Bonus Plan is in the best interests of the Company and its shareholders and is important in order to help assure the ability of the Company to continue to recruit and retain highly qualified employees, consultants, and non-employee directors.

THE BOARD OF DIRECTORS RECOMMENDS VOTING "FOR" THE ADOPTION OF PROPOSAL 4.

PROPOSAL 5

ADVISORY VOTE TO APPROVE COMPENSATION FOR OUR NAMED EXECUTIVE OFFICERS

Shareholders have the opportunity to vote, on an advisory basis, on the compensation of our named executive officers. This advisory vote offers shareholders the opportunity to endorse or not endorse the Company's executive compensation policies and practices described in this proxy statement. Last year, over 76 percent of the advisory votes cast by the Company's shareholders approved of our executive compensation policies and practices. Following our 2011 annual meeting, at which our shareholders supported an annual frequency for the advisory vote on the compensation of our named executive officers, our Board has determined to hold the advisory vote on executive compensation each year.

Our executive compensation programs are designed with the objectives of attracting, motivating and retaining highly qualified executives, providing performance-based incentives for the attainment of strategic business objectives, rewarding superior performance and aligning the interests of our executives with those of our shareholders. Accordingly, we are submitting the following resolution for shareholder vote at the Annual Meeting of Shareholders:

> "RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

For a more complete discussion of our compensation policies and practices please see the "Compensation Discussion and Analysis" section and the accompanying compensation tables and narrative disclosures in this proxy.

Your vote on this matter is advisory and non-binding, and therefore cannot overrule any decisions made by the Board of Directors of the Company. However, the Compensation and Benefits Committee will consider the outcome of this shareholder vote in its future deliberations on executive compensation.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

PROPOSALS BY SHAREHOLDERS

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by February 21, 2014 to UQM Technologies, Inc., Attn: Corporate Secretary, 4120 Specialty Place, Longmont, Colorado 80504. Such proposals must also meet the other requirements of the rules of the Securities and Exchange Commission relating to shareholders' proposals and the provisions of our Bylaws.

Our Bylaws provide that any proposals by shareholders for the next Annual Meeting will not be acted on at the meeting unless notice thereof is received at our principal executive offices not less than 60 days or more than 90 days before the meeting. Our Bylaws also provide that nominations to the Board of Directors for the 2014 Annual Meeting may not be made by shareholders unless written notice is received by the Secretary of the Company before March 25, 2014. You should review our bylaws, which contain additional requirements about advance notice of shareholder proposals and director nominations.

If we are not notified of intent to present a proposal at our 2014 Annual Meeting by 60 calendar days before the 2014 meeting date, which we expect will be within 30 calendar days of August 1, 2014, we will have the right to exercise discretionary voting authority with respect to any proposal, if presented at the meeting, without including information regarding such proposal in our proxy materials.

OTHER MATTERS

As of the date of this proxy statement, the Board of Directors is not aware of any other matters to be presented for action at the meeting, nor has it been advised that others will present any other matters. If any other matters do properly come before the meeting, the proxy holders intend to vote the proxies held by them in accordance with their best judgment on such matters.

ANNUAL REPORT

Upon the receipt of a written request from any shareholder, the Company will mail, at no charge to the shareholder, a copy of the Company's Fiscal Year 2013 Annual Report on Form 10-K, including the financial statements and schedules required to be filed with the Securities and Exchange Commission pursuant to Rule 13a-1 under the Exchange Act. Written requests for such Report should be directed to:

Secretary
UQM Technologies, Inc.
4120 Specialty Place
Longmont, Colorado 80504
Phone (303) 682-4900

The Company's Annual Report on Form 10-K is also available on the Company's web site at www.uqm.com or at the web site that the Securities and Exchange Commission maintains at www.sec.gov.

APPROVAL OF DIRECTORS

The Board of Directors of the Company has approved the contents of this proxy statement and its mailing to the shareholders.



David I. Rosenthal, Secretary

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